UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMS TECHNOLOGIES, INC.
(Name of Subject Company)

EMS TECHNOLOGIES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share, and the Associated Common Stock Purchase Rights
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Neilson A. Mackay
President and Chief Executive Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092
(770) 263-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley Anne M. Cox King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600	Stephen Fraidin Yi (Claire) Sheng Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is EMS Technologies, Inc., a Georgia corporation (the “Company”, “EMS”, “we”, “us” or “our”). The principal executive offices of the Company are located at 660 Engineering Drive, Norcross, Georgia 30092, and its telephone number is (770) 263-9200.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is the common stock, par value $0.10 per share, of the Company (the “Common Stock” or the “Shares”). As of the close of business on June 22, 2011, there were 15,513,970 Shares issued and outstanding (including 129,139 Shares of unvested restricted Common Stock). In addition, there were 1,151,925 Shares issuable upon exercise of outstanding options to acquire Common Stock.

Item 2. Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information—Name and Address,” and is incorporated herein by reference. The Company’s website address is www.ems-t.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Statement.

Tender Offer and Merger

This Statement relates to the tender offer by Egret Acquisition Corp., a Georgia corporation (“Purchaser”), as disclosed in its Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011. Purchaser is a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent” or “Honeywell”). Pursuant to the Schedule TO, Purchaser is offering to purchase all the issued and outstanding Shares of the Company including the associated common stock purchase rights at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), among the Company, Purchaser and Parent. There is no financing condition to the Offer. The consummation of the Offer will be conditioned on (i) the satisfaction of the “minimum condition” (as described below) and (ii) the satisfaction or waiver of other customary closing conditions as set forth in the Merger Agreement, including the receipt of necessary regulatory approvals (including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the termination or expiration of the required waiting periods under the antitrust laws of Canada and Austria), obtaining approvals of the Federal Communications Commission and absence of a material adverse effect on the Company.

The “minimum condition” requires that, by the expiration of the Offer, there shall have been validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, represents at least a majority of all then-outstanding Shares on a fully diluted basis, including all Shares that may be issued upon the vesting or exercise of all outstanding stock options or awards then vested and exercisable (including stock options or awards that vest or are exercisable as a result of the transactions contemplated by the Merger Agreement), but excluding Shares issuable upon the exercise of the Top-Up Option (as defined in “Item 8. Additional Information—Top-Up Option” below) and any options or awards that are validly cancelled under the Merger Agreement. Based on the foregoing, Purchaser believes that the “minimum condition” would be satisfied if 8,332,948 Shares are validly tendered and not withdrawn prior to expiration of the Offer.

The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Georgia Business Corporation Code (the “GBCC”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by Parent, Purchaser, the Company or any of their respective subsidiaries and Shares held by shareholders, if any, who properly exercise their dissenters rights under the GBCC), subject to any applicable withholding taxes and without interest.

If Purchaser acquires at least one more Share than 90% of the outstanding Shares pursuant to the Offer or through exercise of the Top-Up Option, it will complete the Merger through the “short form” procedures available under the GBCC, which would not require the Company to hold a meeting of its shareholders to vote on the adoption of the Merger Agreement. Purchaser may provide for a “subsequent offering period” under federal securities law and in accordance with the Merger Agreement following completion of the initial offer period in order to seek additional Shares and facilitate the consummation of the Merger using such short form merger procedures. In addition, the Company has granted Purchaser a Top-Up Option to acquire additional Shares following the consummation of the Offer in order to facilitate the consummation of the Merger using such short form merger procedures. Subject to certain conditions, Purchaser may exercise the Top-Up Option. In addition, the Merger Agreement provides that Purchaser will exercise the Top-Up Option upon the written request of the Company.

If Purchaser purchases Shares in the Offer but does not hold at least one more Share than 90% of the Company’s outstanding Shares following the consummation of the Offer (and the subsequent offering period provided by Purchaser, if any, and any exercise of the aforementioned Top-Up Option to purchase shares of the Company’s common stock), the Company must obtain the approval of the Company’s shareholders to consummate the Merger. In this event, the Company will call and convene a shareholders’ meeting to obtain this approval, and Parent and Purchaser will vote all Shares owned by them (including Shares acquired pursuant to the Offer) in favor of the adoption of the Merger Agreement, thereby assuring receipt of the requisite vote to consummate the Merger.

The treatment of the Company’s outstanding equity awards under the terms of the Merger Agreement is described below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, which information is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement contains representations and warranties made by EMS to Parent and Purchaser and representations and warranties made by Parent and Purchaser to EMS. The representations and warranties in the Merger Agreement were made for solely for purposes of the Merger Agreement, were the product of negotiations among EMS, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including disclosure letters provided by the respective parties. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders, used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact or qualified by separate schedules or EMS’ public filings. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice to you. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

According to the Offer to Purchase, Purchaser’s and Parent’s principal executive offices are located at 101 Columbia Road, Morristown, New Jersey, 07962 and the telephone number of their principal executive offices is (973) 455-2000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. In addition, for further information with respect to the contracts, arrangements or understandings between the Company or its affiliates and certain of its executive officers, or directors described in this Item 3, see the information included under “Item 8. Additional Information—Information about Golden Parachute Compensation”, which is incorporated herein by reference.

Except as set forth in this Item 3, Item 4, Item 8 or Annex I, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material contracts agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 22, 2011, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 157,633 Shares in the aggregate. If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $5,201,889 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership.”

Consideration for Options and Restricted Shares. As of June 22, 2011, the Company’s directors and executive officers held options to purchase 724,850 Shares in the aggregate, of which 398,101 were vested and exercisable as of that date, with exercise prices ranging from $12.00 to $28.67 and a weighted average exercise price of $18.79 per Share.

Pursuant to the Merger Agreement, each outstanding stock option under the Company’s equity incentive plan will vest and become exercisable between the period beginning with the commencement of the Offer and ending immediately prior to the acceptance for purchase of Shares in the Offer (the “Acceptance Time”), provided that the Acceptance Time occurs. Upon the consummation of the Merger, (i) each unexercised stock option with an exercise price that is less than the Offer Price will terminate and convert into the right to receive the difference between the Offer Price and the exercise price of such option and (ii) each unexercised stock option with an exercise price that is greater than or equal to the Offer Price will terminate without the payment of any consideration. In addition, immediately prior to the Acceptance Time, the restrictions on each share of restricted stock under the Company’s equity incentive plans that is outstanding shall lapse. Accordingly, holders of outstanding stock options with an exercise price that is less than the Offer Price can exercise their options and, upon receipt of such Shares, tender such Shares in the Offer and holders of shares of restricted Common Stock are able to tender their Shares in the Offer.

The table below sets forth, as of June 22, 2011, the approximate value of the cash payments, before applicable taxes, that each executive officer and director of the Company will receive for such person’s:

•

stock options in connection with the exercise of such stock options and the tender of Shares received upon exercise (or upon the cancellation of any stock options not exercised prior to the Acceptance Time),

•

Shares of restricted Common Stock upon which the restrictions lapse and that are tendered in the Offer (or upon Shares not tendered being converted into the right to receive cash in an amount equal to the Offer Price at the Effective Time), and

•

phantom-stock units issued to the Company’s non-employee directors that will convert to cash and be paid to each participant at the Effective Time and are further described below under the heading “—Arrangements with the Company’s Directors”.

Executive Officer/Director	Options outstanding with a per-share exercise price less than the Offer Price	Restricted Stock	Phantom- Stock Units	Total Payments ($)
Neilson A. Mackay President and Chief Executive Officer	159,500	2,000	—	2,317,071
Gary B. Shell Senior Vice President, Chief Financial Officer, and Treasurer	87,500	500	—	1,220,435
Timothy C. Reis Vice President and General Counsel	62,925	—	—	858,031
Nils A. Helle Vice President and Chief of Staff	33,425	625	—	551,041
David M. Sheffield Vice President, Finance and Chief Accounting Officer	33,000	800	—	546,000
Constandino Koutrouki Vice President and General Manager, Global Resource Management	35,000	750	—	593,240
John C. Jarrell Vice President and General Manager, Aviation	21,000	—	—	285,220
Marion H. Van Fosson Vice President and General Manager, D&S	19,500	—	—	281,815
John R. Bolton Director	15,000	—	1,886.77	225,463
Hermann Buerger Director	44,000	—	5,800.68	849,832
Joseph D. Burns Director	15,000	—	1,083.03	292,690

Executive Officer/Director	Options outstanding with a per-share exercise price less than the Offer Price	Restricted Stock	Phantom- Stock Units	Total Payments ($)
John B. Mowell Director, Chairman	29,000	—	13,180.26	833,859
John R. Kreick Director	29,000	—	7,531.73	647,457
Thomas W. O’Connell Director	30,000	—	3,276.08	451,361
Bradford W. Parkinson Director	35,000	—	7,739.40	719,650
Norman E. Thagard Director	32,000	—	10,924.94	822,433
John L. Woodward, Jr. Director	44,000	—	11,288.34	1,030,925

Total	724,850	4,675	62,711.23	12,526,523

Employment Agreements, Executive Protection Agreements and Severance Agreements

Employment Agreements. The Company does not have employment agreements with any of its executive officers.

Executive Protection Agreements. The Company has entered into Amended and Restated Executive Protection Agreements with Dr. Mackay and Messrs. Shell, Sheffield and Jarrell and Executive Protection Agreements with Messrs. Reis, Helle, Koutrouki and Van Fosson. Each of these agreements provides for severance benefits in the event of termination following a change in control.

For Dr. Mackay, the Amended and Restated Executive Protection Agreement, dated June 12, 2011, provides that if a change in control of the Company approved by the board of directors occurs and within two years thereafter the employment of Dr. Mackay is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the officer’s duties, he is entitled to a lump sum cash payment of the present value of 30 months of salary, continuation of health and life insurance benefits for 18 months and accelerated vesting of any unvested stock options. The Amended and Restated Executive Protection Agreement includes a non-compete provision that prohibits Dr. Mackay from competing with the Company for six months following a termination of his employment for any reason. The agreement allocates $500,000 of any payments ultimately made to Dr. Mackay under the agreement as consideration for the non-compete.

For Messrs. Shell, Sheffield and Jarrell, the Amended and Restated Executive Protection Agreement, provides that if a change in control of the Company approved by the board of directors occurs and within two years thereafter the employment of the executive is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the officer’s duties, he is entitled to a lump sum cash payment of the present value of 24 months of salary, continuation of health and life insurance benefits for 12 months and accelerated vesting of any unvested stock options. The Amended and Restated Executive Protection Agreement includes a non-compete provision that prohibits the executive from competing with the Company or a specific business of the Company for six months following a termination of his employment for any reason. The agreements allocate a certain dollar amount of any payments ultimately made to the executives under the agreements as consideration for the non-compete as follows: Mr. Shell—$75,000; Mr. Sheffield—$50,000; and Mr. Jarrell— $150,000.

The Executive Protection Agreements for each of Messrs. Reis, Helle, Koutrouki and Van Fosson provide that if a change in control of the Company approved by the board of directors occurs and within two years thereafter the employment of an executive officer is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by the executive due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the executive’s duties, the executive officer is entitled to a lump sum cash payment of the present value of two years’ salary, continuation of health and life insurance benefits for one year and accelerated vesting of any unvested stock options held by the executive. Each agreement provides that if any of the compensation or benefits payable, or to be provided, to the executive officer by the Company under the agreement or otherwise are treated as “excess parachute payment” defined in Section 280G(b)(1) of the Code (whether alone or in conjunction with payments or benefits outside of the agreement), the compensation and benefits provided under the agreement or otherwise will be modified or reduced to the extent necessary so that the compensation and benefits payable or to be provided to the executive officer under the agreement that are treated as severance payments, as well as any compensation or benefits provided outside of the agreement that are so treated, shall not cause the Company to have paid an “excess parachute payment”.

Letter Agreement with Dr. Mackay. The Company entered into a letter agreement with Dr. Mackay dated March 19, 2007 (the “Letter Agreement”) and an amendment to the letter agreement dated June 12, 2011 (the “Amended Letter Agreement”) that clarifies the payments that Dr. Mackay would receive in the event of certain terminations of employment. In connection with Dr. Mackay’s transfer to the United States from the Company’s Canadian subsidiary in 2007, the Letter Agreement provided that if Dr. Mackay is involuntarily terminated without cause he would be entitled to severance payments determined by reference to Canadian law and practice, which is more generous to the terminated executive than the Company typically otherwise provide to a terminated executive. Pursuant to the Amended Letter Agreement, Dr. Mackay is not entitled to any payments and/or benefits under the Amended Letter Agreement if he receives payments under the Amended and Restated Executive Protection Agreement as a result of a termination of employment within 24 months following a change in control.

The Amended Letter Agreement clarifies that to the extent Dr. Mackay’s employment is terminated as a result of his involuntary termination (other than for cause or as a result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of his duties, and he is not receiving payments under the Amended EPA, the Company will (a) pay, for 21 months following the date of termination, the sum of his monthly base salary in effect on the date of termination, and one-twelfth (1/12th) of the average of the bonuses paid to him for the three calendar years preceding his termination, and (b) provide health and life insurance benefits for 21 months following the date of termination.

The Amended Letter Agreement includes a non-compete provision that prohibits Dr. Mackay from competing with the Company for six months following a termination of his employment for any reason following a change in control. In connection with the non-compete, and in order to encourage him to remain employed with the Company following a change in control, the Company will make a cash retention payment of $500,000, provided that Dr. Mackay remains employed with the Company or its successor for two years following the change in control. To the extent earned, the retention payment will be paid in a lump sum payment within 30 days following termination of his employment for any reason more than two years following a change in control.

Executive Annual Incentive Compensation Plan. Under the amended Executive Annual Incentive Compensation Plan (“EAICP”), a target percentage of base salary is set for each executive officer, and target performance goals are established at the beginning of the calendar year. Awards are earned based on achievement of the performance goals. The EAICP provides that if a change in control of the Company approved by the board of directors occurs and within two years thereafter the employment of an executive officer is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily following certain adverse employment actions, the executive officer is entitled to a lump sum cash payment of his or her target award for the year in which he or she is terminated.

Stock Incentive Plans. The Company’s executive officers hold stock options and restricted stock awards that were granted under the Company’s 1997 Stock Incentive Plan, 2000 Stock Incentive Plan and 2007 Stock Incentive Plan (the “Stock Plans”). The Stock Plans provide for accelerated vesting of all unvested stock options on the occurrence of a change in control. On June 12, 2011, the Stock Plans were amended to provide that if (1) a tender offer to purchase for cash all of the outstanding shares of common stock of the Company is commenced, (2) the Company is party to a reorganization in which it does not survive, including a merger, consolidation, or acquisition of the stock or substantially all of the assets of the Company, or (3) the Company is party to any reorganization in which it does survive, including a merger, consolidation or acquisition of the stock or substantially all the assets, but in which the outstanding shares of the Company are converted into cash as a result of the transaction, the board of directors may cause all outstanding stock options to become 100% vested in connection with such a transaction, all outstanding stock options to be exercisable at any time prior to the occurrence of such a transaction, and all outstanding stock options not exercised as of the occurrence of such a transaction to be cancelled in exchange for payments of cash. The Stock Plans were also amended to provide that they will terminate at the effective time of the Merger.

In accordance with the terms of the stock award agreements, the board of directors determined on June 12, 2011 that all outstanding stock options will, upon the commencement of the Offer to purchase for cash all the outstanding shares of the Company’s common stock (provided that the Acceptance Time occurs), vest and be exercisable during the Offer, that any unexercised stock options with an exercise price that is less than the per-share Merger consideration will be terminated and converted into cash at the Effective Time, and that any unexercised stock options with an exercise price that exceeds the per-share Merger consideration will be terminated and no longer exercisable.

In addition, the terms of the outstanding restricted stock were amended on June 12, 2011 to provide that, immediately prior to the Acceptance Time, all then-remaining restrictions will lapse and the restricted stock will be free of all restrictions and become fully vested and transferable.

Employee Performance Bonus Plan. The Employee Performance Bonus Plan (the “EPB Plan”) is a Company-wide annual incentive plan that covers substantially all full-time employees, including the executive officers, and is designed to encourage all employees to work together toward improving the Company’s financial performance and enhance shareholder value. For 2011, the target awards are set at 4% of base compensation. On June 12, 2011, the board of directors amended the terms of the EPB Plan to provide that if a participant is employed by the Company at the Effective Time, and the participant does not resign prior to the applicable bonus approval date, the participant will receive a lump sum cash payment of his or her target bonus even if the participant is terminated following the Merger (other than a termination for cause).

Employment and Retention Agreement with Constandino Koutrouki. In connection with the Merger Agreement, but contingent upon consummation of the Merger and other conditions, Parent offered Mr. Constandino Koutrouki, Vice President and General Manager, EMS Global Resource Management, an operating segment of EMS, continued employment with the Surviving Corporation as the Vice President and General Manager of Honeywell Global Tracking, and entered into an employment agreement with Mr. Koutrouki as of June 12, 2011 (“Retention Agreement”). Among other salary, bonus, benefits and other compensation requirements, Mr. Koutrouki may be paid an aggregate retention payment of up to a maximum of £664,500, payable in installments. A portion of the retention payment will be paid upon consummation of the Merger, another portion will be paid if Mr. Koutrouki remains with the Surviving Corporation for at least six months following completion of the Merger, and remaining portions, if any, will be paid based upon achievement of negotiated business performance metrics and continued employment on February 1, 2013 and February 1, 2014, respectively. The Retention Agreement also includes confidentiality, non-competition and non-solicitation covenants from Mr. Koutrouki. As required under the Merger Agreement, the Compensation Committee of the board of directors has approved the Retention Agreement to satisfy the non-exclusive safe harbor provisions of Rule 14d-10(d) under the Exchange Act.

See “Item 8. Additional Information—Information about Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain of the executive officers in connection with the Offer and completion of the Merger.

Arrangements with the Company’s Directors

Each director who is not an employee of the Company is paid a $40,000 annual retainer (in quarterly installments, of which $24,000 is paid in cash and $16,000 is deferred into phantom-stock units), $2,500 per board meeting attended ($1,000 for telephonic participation), and $2,000 for committee meetings ($500 for telephonic participation) occurring on a day other than the day of either a board meeting or another compensated committee meeting, or $500 for committee meetings occurring on the same day of either a board meeting or another compensated committee meeting. An additional $1,000 is paid for the second day of multi-day board or committee meetings. Travel expenses are paid to out-of-town directors, and an additional $1,000 each way is paid to a director traveling from a home located more than two time zones from a meeting site.

The Company also pays additional cash retainers as follows: to Mr. Mowell, in the amount of $100,000 per year, for his services as Chairman of the board; to Mr. Buerger, in the amount of $20,000 per year, for his services as Chairman of the Audit Committee; to Dr. Thagard, in the amount of $10,000 per year, for his services as Chairman of the Compensation Committee; and to Dr. Kreick, in the amount of $10,000 per year, for his services as Chairman of the Science & Technology Committee.

The Company also grants each director who is not an employee of the Company options to acquire shares of its common stock. These options include an initial grant of 15,000 shares, vesting 3,000 shares per year for the first five years of service, and further grants of 5,000 shares per year (vesting at the end of six months of further service) upon each election as a board member by the shareholders. All options are granted at the fair market value of the common stock on the date of grant (which automatically occurs at the date of election). Upon the optionee ceasing to be a director for any reason, these options terminate and are forfeited to the extent that they are not exercisable at that time. Once exercisable, these options are not forfeitable and remain exercisable until the sixth anniversary of the date of grant.

The Company also maintains a Directors Deferred Compensation Plan (the “Directors Plan”) for non-employee directors. Under the Directors Plan, each non-employee director must defer 40% of the annual cash retainer into stock units valued at the date the cash retainer would otherwise have been paid, and may also defer into stock units all other amounts earned for service on the board or its committees. The stock units are payable after the director is no longer a member of the board, or after five years in the case of elective deferrals, subject to the director’s limited right to further defer payment. When payable, the stock units are converted to cash in an amount equal to the value, at the time of payment, of the common stock. The stock units have no minimum guaranteed value, accrue no minimum level of income, and have no voting rights. On June 12, 2011, the board of directors amended the Directors Plan to provide that it will terminate at the Effective Time, and that each director’s deferral account will convert to cash and be paid to each director in a lump sum within 30 days after termination.

Employee Matters

The Merger Agreement provides that until December 31, 2011, the continuing employees of the Company will receive salary and benefits substantially comparable in the aggregate to those provided by the Company immediately prior to the Merger (excluding benefits under any defined benefit plans, equity compensation plans or any other plan or agreement terminated in connection with the Merger Agreement), and during 2012, salary and benefits that are substantially comparable in the aggregate to similarly situated Parent employees (excluding benefits under any defined benefit pension plans). In addition, change in control agreements maintained by the Company will be honored by Purchaser.

Exculpation and Indemnification of Directors and Officers.

The Company’s articles of incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the GBCC, the personal liability of directors for monetary damages to the Company or its shareholders for breach of their duty of care and other duties; provided, however, that the Company’s articles of incorporation and Section 14-2-202(b)(4) of the GBCC do not permit the Company to eliminate or limit liability for (i) a breach of duty involving appropriation of a business opportunity of the Company; (ii) an act or omission which involves intentional misconduct or a knowing violation of law; (iii) any payments of a dividend or any other type of distribution that is illegal under the GBCC; or (iv) any transaction from which an improper personal benefit is derived. In addition, if at any time the GBCC is amended to authorize further elimination or limitation of personal liability, then the liability of each of the Company’s directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the Company’s shareholders, unless the provisions of the GBCC require such action.

Sections 14-2-850 to 14-2-859, inclusive, of the GBCC govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the GBCC provides for indemnification of any of the Company’s directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of the Company’s board of directors. Section 14-2-851 also provides such indemnity for directors who, at the Company’s request, act as trustees, fiduciaries or agents of employee benefit plans or programs. Section 14-2-851 permits indemnification if the director, while in his official capacity, conducted himself in good faith and reasonably believed that his conduct was in the best interests of the Company (or at least not opposed to the best interests of the Company, if not in his official capacity), and in the case of any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys’ fees, incurred with respect to a proceeding. However, the Company may only indemnify a director for reasonable expenses if a derivative proceeding is involved and the requisite standard of conduct has been met. Section 14-2-852 of the GBCC provides that directors who are wholly successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses incurred in connection with the proceeding.

Section 14-2-857 of the GBCC provides that an officer who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Company may, as provided by the Company’s articles of incorporation, bylaws or specific actions by the board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

The bylaws of the Company provide that the Company will indemnify its directors and officers against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with threatened or actual actions, suits or proceedings, whether civil, criminal, administrative or investigative, to which such person becomes subject by having served in such role. The Company’s officers and directors are also presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged “wrongful act,” including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The Company pays the cost of such insurance as permitted by the Company’s bylaws and the GBCC. In addition, the Company has indemnification agreements with its officers and directors that provide indemnification to the maximum extent permitted by the GBCC.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing (as of the date of the Merger Agreement) in favor of any individual who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another person as provided in the respective articles of incorporation or bylaws (or comparable organizational documents) of the Company and its subsidiaries, and any indemnification agreements shall survive the Offer and the Merger and the other transactions contemplated by the Merger Agreement and will continue in full force and effect in accordance with their terms, and can not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides that Parent will cause the individuals serving as officers and directors of the Company or any of its subsidiaries immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that after the Closing Date in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the last annual premium paid by the Company for such insurance prior to June 13, 2011 in respect of coverage required to be obtained pursuant to the Merger Agreement. In lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such director and officer.

If the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, the Merger Agreement provides that proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the foregoing indemnification and insurance obligations.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the board of directors will take all such actions as may be necessary or appropriate to cause any disposition of the Shares or conversion of any derivative securities in respect of such Shares by an individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act in connection with the consummation of the transactions contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee of the board of directors will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its subsidiaries on or after June 13, 2011 with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, after the acceptance for payment of such number of Shares tendered pursuant to the Offer, Parent will have the right to designate a number of directors,

rounded up to the nearest whole number, to the board equal to the product of the total number of members of the board multiplied by the percentage that the number of Shares beneficially owned by Parent or Purchaser or any of their Subsidiaries (including Shares accepted for payment and Shares acquired pursuant to the Top-Up Option described in this Statement) bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors. The Company is also required, upon the request of Purchaser, to either increase the size of the board or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable Purchaser’s designees to be so elected or appointed to the board and the Company cause such designees to be so elected or appointed. The Company is also required, if requested by Purchaser, to take all action necessary to cause Purchaser’s designees to constitute at least the same percentage (rounded up to the next whole number) as is on the board of each committee of the board, to the extent permitted by applicable law and the rules of the Nasdaq Stock Market.

Notwithstanding the foregoing, until the Effective Time, the board of directors will always have at least three of its current directors who are not employed by the Company and who are independent for purposes of the continuing listing requirements of the Nasdaq Stock Market (the “Continuing Directors”). The Merger Agreement further provides that prior to the Effective Time, the prior approval of a majority of the Continuing Directors will be required in order to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations of Parent or Merger Sub under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, (iv) amend the Company’s articles of incorporation or bylaws in a manner adverse to the Company’s shareholders or (v) take any other action of the Company under the Merger Agreement which adversely affects or could adversely affect the Company’s shareholders.

Agreements between the Company or its Affiliates and Parent or the Purchaser

The Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Mutual Nondisclosure Agreement

On April 25, 2011, Parent executed a mutual nondisclosure agreement with EMS. Among other provisions, pursuant to the mutual nondisclosure agreement, Parent agreed that for 18 months following execution of the nondisclosure agreement, Parent and its affiliates will not attempt to (a) acquire any voting interest in EMS, (b) engage in a proxy solicitation involving EMS, (c) participate in a group (within the meaning of the Exchange Act) with respect to EMS voting securities, (d) acquire a substantial portion of EMS assets (or acquire an option or similar right to acquire such substantial portion of EMS assets), (e) participate in any financing for the purposes of acquiring voting securities of EMS, (f) seek to influence the management of EMS (through proposed tender offer or other business combination, nominating directors, seeking to effect amendments or modifications to EMS’ governing documents or the Rights Plan, or commencing litigation to block a proposed acquisition of control of EMS by another party), (g) attempt to amend, terminate, or publicly disclose the existence of these obligations, or (h) take any other action or make any other public announcement that would reasonably result in EMS’ having to make a public announcement regarding any of the foregoing. Certain provisions of this standstill would terminate earlier upon EMS executing a definitive transaction agreement with a third party.

Amendment to Rights Plan.

In connection with the Company’s execution of the Merger Agreement, the board of directors approved an amendment to the Amended and Restated Shareholder Rights Plan, dated as of

January 4, 2011 (the “Rights Plan”), with the purpose and intent of rendering the Rights Plan inapplicable to the Offer, the Top-Up Option, the Merger, the Merger Agreement and any other transaction contemplated by the Merger Agreement and to cause the Rights Plan to terminate immediately prior to the effective time of the Merger. This summary of the amendment to the Rights Plan does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to Amendment No. 1 to Amended and Restated Shareholder Rights Plan, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Commercial Relationships with Parent.

The Company’s Aviation segment has various commercial agreements with Honeywell to provide products and services on corporate aircraft as well as commercial airlines. Among other matters, this segment provides Honeywell with products and services related to aeronautical antennas (mechanically and electronically-steered antennas connected to an aircraft’s antenna systems for live television from broadcast satellites) as well as avionics data networking products (routers and switches to manage Internet, entertainment and operational data aboard aircraft). Pursuant to its customer relationship with Honeywell, EMS recognized revenue of approximately $14.3 million in EMS’ 2009 fiscal year and approximately $18.8 million in EMS’ 2010 fiscal year.

Item 4. The Solicitation or Recommendation.

Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with the Company’s legal and financial advisors, at a meeting held on June 12, 2011, the board of directors unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders and approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer, and if required under the GBCC, approve the Merger.

The press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

Background of the Transaction

The industries in which our Company operates are undergoing rapid change, particularly in the area of mobile connectivity. Our board regularly reviews developments in our strategic and business plans (including current and expected changes in the industries in which our Company operates) and considers potential strategic alternatives with a view to maximizing shareholder value.

In November 2009, our board appointed Neilson A. Mackay as our chief executive officer. Over the course of 2010, working with Dr. Mackay, our board focused on increasing the Company’s profitability, alignment and growth. In particular, we worked with Dr. Mackay and our management team to create greater alignment and collaboration among our business units to provide for more scale and opportunities, and we worked with Dr. Mackay and management toward lowering our cost base and creating a new distribution and product strategy for our LXE business. In addition, our board worked with Dr. Mackay to strengthen our management team, improve the productivity of our businesses, and reinforce a culture of effective execution. Beginning in July 2009 and through 2010, we also added to our board two new independent directors, whose business acumen and industry experience broadened the board’s insight into our Company’s strategic alternatives. All of these efforts, among others, were undertaken with a singular focus by the board on creating shareholder value.

On September 27, 2010, John B. Mowell, our chairman, received a letter from MMI Investments, L.P. (“MMI”), urging our board to form a special committee of independent directors to pursue strategic alternatives, including a potential sale of the Company in whole or in parts. MMI also disclosed the letter in an amendment to its Schedule 13D filed with the SEC. Our board engaged King & Spalding LLP (“King & Spalding”) as legal advisor in connection with MMI’s letter and other matters.

During the two year period preceding the receipt of the MMI letter, we were contacted informally by various strategic parties and financial sponsors that expressed interest in acquiring all or part of our Company. In particular, from the Fall of 2008 through the Fall of 2009, members of our management engaged in a series of discussions with Honeywell’s representatives regarding the potential acquisition of our LXE business. In early 2009, we entered into a mutual nondisclosure agreement with Honeywell, and we provided Honeywell with summary level information related to our LXE business. After a series of discussions regarding such information, our representatives informed Honeywell that our board had determined not to pursue a sale of our LXE business at this time. During July 2010, Honeywell’s representatives contacted our management again to determine if we had any interest in restarting discussions regarding a sale of our LXE business, and our representatives reiterated that we were not pursuing a sale of our LXE business at that time.

Subsequent to the receipt of MMI’s letter, we received several inquiries from financial sponsors expressing interest in our Company and/or in one or more of our business units, including our LXE business.

In October 2010, Honeywell’s representatives contacted our management to inquire about a potential business transaction, including a sale of our company or certain businesses.

On October 6, 2010, Dr. Mackay attended a meeting with a strategic party (“Party A”), with whom the Company has had a business relationship. At this meeting, Party A suggested that they might be interested in acquiring our Company.

Also on October 6, 2010, Mr. Mowell, Dr. Mackay and other members of our management team met with Merrill Lynch, Pierce, Fenner & Smith Inc. (“BofA Merrill Lynch”) to discuss the possible engagement of BofA Merrill Lynch to assist our board in reviewing strategic alternatives and in matters relating to MMI.

On October 7, 2010, our board’s governance committee met to discuss the potential agenda items for a board meeting to be held on October 21-22, which had been previously scheduled for the purpose of reviewing our Company’s overall business strategy. In addition, the governance committee discussed the letter received from MMI.

On October 12, 2010, Gary Shell, our chief financial officer, and Dr. Mackay met with a strategic party (“Party B”) to discuss the possibility of exploring a strategic transaction pursuant to which EMS would acquire Party B.

On October 15, 2010, our board’s governance committee met again to discuss the letter received from MMI. King & Spalding provided an overview of the process our board should consider in response to the MMI letter, and recommended that our board consider engaging a financial advisor to help assist the board in reviewing the Company’s strategic alternatives. Also at the meeting, Dr. Mackay reviewed our management’s plans for the continued integration of our Company’s business units that are believed to have complementary attributes, including customers, markets, technologies, suppliers and skills. He also reported that improved financial results in the second and third quarters of 2010 were evidence, in his judgment, that our Company’s integration efforts were producing positive results. BofA Merrill Lynch then provided the governance committee with an overview of BofA Merrill Lynch’s experience and discussed the role it could play in assisting the board. Following discussion, the governance committee determined to recommend to the board that BofA Merrill Lynch be engaged as financial advisor to the board and the Company.

At an industry conference held from October 19 to October 21, 2010, our management engaged in a general business discussion with Honeywell’s management. During this discussion, Honeywell’s management expressed their interest in a potential business transaction. Our management indicated that we were not interested in pursuing a transaction at that time.

At an October 22, 2010 special board meeting, our board discussed the recent activities of MMI. King & Spalding provided an overview of the process our board should consider in response to the MMI letter, and BofA Merrill Lynch provided an overview of its experience and discussed the role it could play in assisting the board. Our board also discussed its current strategic planning process and the recent performance of the Company. Following further discussion, our board determined to engage BofA Merrill Lynch as financial advisor, and we subsequently entered into an engagement letter with BofA Merrill Lynch.

During the Fall of 2010, BofA Merrill Lynch met with our management from time to time to review and discuss our stand-alone strategic and business plans, financial projections of the Company based on such plans, and potential strategic alternatives for the Company, including possible acquisitions by us.

At a November 4, 2010 board meeting, Mr. Shell reviewed with the board our financial projections, including the process followed to develop these projections and the material assumptions and expectations underlying the projections. BofA Merrill Lynch then provided our board with a preliminary review of our Company and our strategic alternatives, including, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units. In addition, BofA Merrill Lynch reviewed various potential alternatives, including pursuing our Company’s current strategic plan, recapitalizations funded by the sale of one or more of our business units, the acquisition of a mobile-connectivity company, and the sale of our Company to either a strategic or financial buyer. Our board also reviewed correspondence received from MMI and decided that Mr. Mowell, John Bolton (another of our directors), Dr. Mackay, and Mr. Shell should meet with MMI to obtain a better understanding of MMI’s perspectives on enhancing shareholder value.

On November 16, 2010, Mr. Mowell was invited to dinner by Party A. Mr. Mowell was given a general overview of Party A’s business and Party A suggested that if our board reached a point where it was willing to consider a transaction, they would be interested. Mr. Mowell indicated that our board had not decided to pursue a transaction at this time, but should a transaction be considered, it was Mr. Mowell’s expectation that Party A would be contacted as part of such a process.

On November 17, 2010, Mr. Mowell, Mr. Bolton, Dr. Mackay and Mr. Shell met with MMI and discussed MMI’s perspectives on enhancing shareholder value.

Over the next few months, in connection with MMI’s public statements, our management and certain members of our board engaged in discussions with investors from time to time regarding our performance and other matters relating to our Company described in our public filings with the SEC. These discussions and the feedback we received from investors were reported to our board on a regular basis.

At a December 3, 2010 special board meeting, our board discussed the November 17 meeting with MMI. Dr. Mackay also presented, and our board discussed, our Company’s strategic and business plans, and Mr. Shell presented, and our board discussed, the financial projections based on our strategic and business plans, as well as the material assumptions and expectations underlying the projections. BofA Merrill Lynch provided our board with an updated review of our Company and our strategic alternatives, including, among other matters, information about our market trading values over a number of years and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units. In addition, BofA Merrill Lynch reviewed various potential alternatives, including pursuing our Company’s current strategic plan, recapitalizations funded by the sale of one or more of our business units, the acquisition of a mobile-connectivity Company, and the sale of our Company to either a strategic or financial buyer. Dr. Mackay briefly reviewed the status of two potential acquisitions, and noted that one target was not currently interested in selling and there was insufficient information on the other target. Following review and discussion, our board concluded that, based on current information and circumstances, it was in the best interests of our shareholders for our Company to pursue its strategic and business plans, and not to pursue a sale transaction at that time.

On December 6, 2011, one of our directors, John Kreick, was contacted by a third strategic party (“Party C”). Dr. Kreick informed Party C that our board was not pursuing a sale transaction at that time. However, a meeting was scheduled for February 14, 2011, between Party C, Mr. Mowell and Dr. Kreick, to discuss potential joint business opportunities.

On December 8, 2010, an investment banker presented an acquisition opportunity to Mr. Mowell which was viewed to be inconsistent with our Company’s long-term strategic plan.

On December 9, 2010, Dr. Mackay participated in a telephone conference with a strategic party (“Party D”). During this discussion, Party D suggested that they might be interested in acquiring our LXE business.

On December 10, 2010, Party A requested another meeting with Mr. Mowell to discuss potential business opportunities, including a joint-venture or acquisition of our Company by Party A. Mr. Mowell advised Party A that the board was not interested in pursuing a sale transaction at this time.

On December 17, 2010, the board appointed Dr. Mackay to be a member of our board.

On December 20, 2010, Dr. Mackay met with a strategic party (“Party E”), with whom the Company has a business relationship. During the meeting, Party E presented Dr. Mackay with a draft letter indicating Party E’s preliminary, non-binding, interest in acquiring 100% of our outstanding stock.

In December 2010, our management engaged in a general business discussion with Honeywell’s management, in which Honeywell expressed their interest in a potential business transaction. Our management indicated that we may be amenable to having a meeting regarding joint business opportunities in the early part of 2011.

At a January 4, 2011 special board meeting, Dr. Mackay reported on his discussions with Party E. At the meeting, our board, with the assistance of BofA Merrill Lynch and King & Spalding, reviewed and discussed Party E’s draft letter setting forth its non-binding indication of interest. BofA Merrill Lynch provided our board with an overview of our Company and of Party E’s indication of interest and reviewed certain preliminary financial analyses, including, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units, as well as comparable transactions. In addition, BofA Merrill Lynch reviewed various potential strategic alternatives. BofA Merrill Lynch also compared Party E’s indicated price range with the ranges of values derived from BofA Merrill Lynch’s preliminary valuation analyses. After review and discussion, our board determined that the transaction proposed by Party E was not in the best interests of our shareholders as compared to continuing to pursue our Company’s strategic and business plans.

Also at the January 4, 2011 special board meeting, our board reviewed and approved a change to our Company’s rights plan, which removed the requirement that significant actions affecting the plan, including redemption of the rights, be approved by a majority of the directors who did not have an interested-party relationship with an “acquiring person” as defined in the plan.

During the first four months of 2011, following additional public expressions by MMI of its view that our Company and/or one or more of its business units should be sold, we received inquiries from several additional financial sponsors expressing interest in our Company or in one or more of our business units.

In February 2011, Party C contacted BofA Merrill Lynch to convey its interest in a potential transaction to the extent our board of directors entertained a sale process.

On February 1, 2011, MMI delivered a letter to us indicating its intention to nominate four director candidates for election to our board at our 2011 annual meeting of shareholders (the “2011 Annual Meeting”).

On February 2, 2011, we issued a press release in response to MMI’s announcement that it had submitted four director nominees to our board at the 2011 Annual Meeting. The press release stated that we believe we are well positioned for growth, and noted that our board comprises ten directors with a broad array of qualifications (three of whom were added in the previous nineteen months), including extensive industry and executive level public company experience, and that our board and management believe that our directors are well qualified to further advance the interests of our shareholders.

Over the next several months, in connection with the proxy contest with MMI, our management and certain members of our board engaged in discussions with investors from time to time regarding our performance and other matters relating to our Company described in our public filings with the SEC. These discussions and the feedback we received from investors were reported to our board on a regular basis.

On February 8, 2011, Mr. Mowell received a call from Party A. Party A inquired again as to whether our board was considering a sale of our Company in view of MMI’s activity. Mr. Mowell referred Party A to our February 2, 2011 press release and stated that we intend to continue to pursue our strategic and business plans at this time.

On February 14, 2011, Dr. Mackay met with Party E to discuss its interest in acquiring our Company. Dr. Mackay informed Party E that our board had determined to pursue our Company’s strategic and business plans, but that if our board did determine to pursue a sale transaction at some point in the future, he expected that Party E would be provided an opportunity to participate in the process.

On February 14, 2011, Dr. Kreick and Mr. Mowell met with Party C. Party C described its business and then discussed its acquisition strategy. Party C acknowledged that our board had determined not to pursue a sale transaction at this time, but asked that we contact Party C if our circumstances changed.

At a February 16-17, 2011 board meeting, the board discussed a potential acquisition opportunity by the Company of another company (“Party F”) and decided that additional information on Party F would be required before the board could make a decision as to whether to pursue this opportunity. In addition, at the February 16-17, 2011 board meeting, our board resolved that the 2011 Annual Meeting should be held on May 12, 2011.

In late February 2011, Party E contacted BofA Merrill Lynch to convey that if our board did determine to pursue a sale transaction at some point in the future, Party E would like the opportunity to participate in the process.

On March 4, 2011, BofA Merrill Lynch was contacted by Honeywell. Honeywell requested a meeting with our Company and its advisors to further discuss a potential transaction. EMS representatives advised Honeywell that our Company was not interested in pursuing a transaction at that time, that our board was previously advised of Honeywell’s interest, and that we would again report the matter to our board.

On March 9, 2011, Mr. Mowell participated in a telephone conference with a strategic party (“Party G”). Party G was aware of MMI’s activity and called to indicate its interest in us. Mr. Mowell stated that our board had determined to continue with our strategic and business plans at this time. Party G proposed to schedule a meeting at a future date.

At a March 17, 2011 special board meeting, our board considered the acquisition of Party F and discussed matters relating to integration, potential synergies, Party F’s customer list and the potential purchase price. After further consideration and review, our board authorized management to proceed with a non-binding indication of interest, subject to additional due diligence, for the acquisition of Party F.

On March 23, 2011, Mr. Helle received an email from a potentially interested party inquiring about our review of strategic alternatives and a possible divestiture. After this initial contact no further contacts were received from this party.

On April 1, 2011, Mr. Mowell had discussions with Party A. Mr. Mowell reiterated that our board had determined to continue with our Company’s strategic and business plans and had no plans to pursue a sale transaction at this time.

In early April 2011, BofA Merrill Lynch was contacted by a strategic party (“Party H”). Party H suggested that it might be interested in acquiring our Company.

On April 6, 2011, Mr. Mowell met with Kirkland & Ellis LLP (“Kirkland & Ellis”) to discuss MMI’s proxy contest and related matters. Subsequent to the meeting, we engaged Kirkland & Ellis as an additional legal advisor to the Company and the board.

On April 7, 2011, Mr. Mowell had discussions with Party G and Party G provided Mr. Mowell with an overview of Party G’s business. Mr. Mowell concluded the meeting by stating that our board had determined to continue with our strategic and business plans at this time.

On April 8, 2011, Mr. Mowell received a letter from Party A indicating its preliminary interest in an all-cash offer for us. The letter from Party A noted that Party A would be prepared immediately to begin a brief diligence process of two to three weeks that would enable Party A to make a definitive proposal that would not be subject to further diligence, financing or other conditions (with the exception of customary regulatory approvals). The letter from Party A also noted that, in consideration of the substantial resources that it expected to expend, its proposal was conditional upon our Company agreeing to an exclusive period of at least 30 days to evaluate and negotiate the terms of a transaction. In addition, Party A noted in the letter that it understood our board’s need to fulfill its fiduciary responsibilities and suggested a period following execution of a definitive agreement during which our board would be able to conduct appropriate market checks.

At an April 11, 2011 special board meeting, our board discussed the letter received from Party A, and scheduled a meeting for April 14 during which the board would be able to receive advice from BofA Merrill Lynch, King & Spalding and Kirkland & Ellis, and would be able to further evaluate Party A’s proposal. Our board also discussed the status of the MMI proxy context and directed King & Spalding and Kirkland & Ellis to engage with counsel to MMI to determine whether it was possible to resolve the proxy context at this time through the potential addition of one of MMI’s nominees to our board.

Over the next several weeks, we engaged in various discussions with MMI regarding the settlement of the proxy contest and were unable to reach a settlement on terms acceptable to the parties.

At an April 14, 2011 special board meeting, Dr. Mackay and Mr. Shell reviewed with the board inquiries that had been received over time from various industry participants and financial sponsors expressing a potential interest in our Company. BofA Merrill Lynch then reviewed and discussed the letter received from Party A and provided our board with an overview of our Company and of Party A’s indication of interest and reviewed certain preliminary financial analyses. This review included, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units, as well as comparable transactions. In addition, BofA Merrill Lynch reviewed various other potential strategic alternatives. BofA Merrill Lynch also compared Party A’s indicated price range with the ranges of values derived from BofA Merrill Lynch’s preliminary financial analyses, and discussed the perspectives of investors and analysts regarding our Company’s financial projections. BofA Merrill Lynch, King & Spalding and Kirkland & Ellis then reviewed with the board various alternatives that the board could consider, including continuing to pursue the Company’s strategic and business plans, negotiating with Party A, or conducting a broad process (either confidential or public) to explore a sale of the Company or certain business units in an effort to maximize shareholder value.

At this April 14 meeting, our board engaged in extensive discussions concerning the value presented by Party A’s offer, the risks associated with pursuing the Company’s strategic and business plans, and the different processes that could be followed in identifying a potential acquirer if the board did determine to consider pursuing a transaction. After determining that a transaction should be considered at this time, in view of various factors, including the value presented by Party A’s indication of interest, the information provided by BofA Merrill Lynch and the risks associated with pursuing the Company’s strategic and business plans, the board also noted that while negotiating a sale with a single bidder (such as Party A) had certain benefits in terms of timing, risks and confidentiality, a broader process would provide the greatest confidence in achieving maximum shareholder value. After review and discussion, our board determined that it was in the best interests of all shareholders to initiate a publicly announced, formal process to explore strategic alternatives, including a sale of the Company or certain business units.

In addition, at the April 14 meeting, our board was apprised of the status of discussions with MMI regarding a possible resolution of the proxy contest, and considered the issues and potential distractions associated with maintaining the scheduled May 12, 2011 date for the 2011 Annual Meeting during the pendency of a publicly announced, formal process to evaluate strategic alternatives. Our board determined that it was in the best interests of our shareholders to postpone the 2011 Annual Meeting from May 12, 2011 until June 30, 2011.

After the market close on April 18, 2011, strategic parties that had previously expressed an interest in purchasing all or part of the Company were contacted on a confidential basis and informed that the Company intended to issue an announcement the following morning that it was initiating a formal process to evaluate strategic alternatives. Management contacted strategic parties with whom the Company has a business relationship and BofA Merrill Lynch contacted the other strategic parties. BofA Merrill Lynch also followed up with those parties that management contacted.

On the morning of April 19, 2011, we issued a press release announcing that our board had determined to initiate a formal process to explore strategic alternatives. Our press release also stated that in light of the decision to initiate a formal process, our board had postponed the 2011 Annual Meeting from May 12, 2011 until June 30, 2011.

Shortly after the April 19, 2011 announcement, at the direction of the Company, BofA Merrill Lynch contacted Party A. BofA Merrill Lynch informed Party A that our board had determined not to negotiate with Party A on an exclusive basis, but BofA Merrill Lynch noted that Party A was invited to participate in the process that was being conducted on behalf of the board.

In connection with the April 19, 2011 announcement, at the direction of the Company, BofA Merrill Lynch contacted numerous potential buyers to gauge their interest in conducting a transaction, including parties that had previously inquired about a transaction with the Company. In addition, BofA Merrill Lynch received calls from numerous potential parties who were interested in purchasing all or part of our Company. In all, BofA Merrill Lynch contacted, or was contacted by, 42 potential buyers, which included 25 strategic parties and 17 financial sponsors. All of the parties that had previously expressed interests in a transaction with the Company, including Honeywell, Party A, Party E, and Party H were contacted during this process.

At an April 21, 2011 special board meeting, BofA Merrill Lynch reported on its initial discussions with potential buyers interested in purchasing all or part of our Company. Our board determined to hold regular meetings to allow it to receive updates regarding, and to monitor, the strategic review process.

Over the course of the next few weeks, we entered into 23 confidentiality agreements with potential buyers, which included 12 strategic parties and 11 financial sponsors. The potential buyers who entered into confidentiality agreements received certain non-public information and engaged in due diligence regarding our Company. 14 of these potential buyers (including nine strategic parties and five financial sponsors) participated in management meetings and/or Q&A calls with our management. We entered into a nondisclosure agreement with Honeywell on April 25, 2011 and Honeywell representatives attended one of our management presentations on April 27, 2011.

At an April 26, 2011 special board meeting, Dr. Mackay reported that high-level management meetings had been scheduled for the next two weeks with several qualified and interested buyers. Dr. Mackay also reported that we had abandoned our efforts to acquire Party F in view of the strategic review process.

On April 26, 2011, BofA Merrill Lynch distributed a letter to potential buyers interested in a possible transaction involving our Company, which outlined the procedures for submission of a non-biding indication of interest by May 9, 2011.

At an April 28, 2011 special board meeting, BofA Merrill Lynch reported on discussions with potential buyers and the schedule for management meetings with additional potential buyers. BofA Merrill Lynch provided information about the potential buyers’ perspectives on acquiring all or part of our Company, the due diligence process being conducted by potential buyers and their respective abilities to finance a proposed transaction.

On May 2, 2011, MMI delivered to our board and made publicly available a letter that questioned our board’s decision to postpone the 2011 Annual Meeting and suggested that certain procedures should be implemented in connection with the strategic review process.

Also on May 2, 2011, a special board meeting was held to further consider the strategic review process, including matters identified in MMI’s letter, and to discuss an appropriate response to MMI’s letter. BofA Merrill Lynch reported on the strategic review process, including that it had been in contact with numerous potential buyers and that the auction process would soon proceed into the next round where potential buyers would have access to a virtual data room containing additional due diligence information about our Company and our business. BofA Merrill Lynch confirmed that no potential buyers had expressed any significant concern about the timing or nature of the process, or about the adequacy of their access to our management or information about our Company. BofA Merrill Lynch also informed our board that each potential buyer had been given the opportunity to submit a bid to acquire all or certain portions of the Company.

On May 3, 2011, we issued a press release that responded to the allegations made by MMI in its letter dated May 2, 2011.

At a May 5, 2011 special board meeting, BofA Merrill Lynch reviewed the meetings with potential buyers and the process generally during the past week and informed our board that BofA Merrill Lynch expected to receive non-binding indications of interest from a number of potential buyers in advance of the next board meeting.

By May 11, 2011, six potential buyers, which consisted of four strategic parties (including Honeywell, Party A, Party E and Party H) and two financial sponsors (including “Party I”), expressed interest in acquiring all or part of our Company by submitting non-binding indications of interest to BofA Merrill Lynch ranging from $26 to $31 per share. In addition, three financial sponsors (including “Party J”) expressed interest in acquiring our global resource management business, and Party D expressed interest in our LXE business.

At a May 12, 2011 board meeting, BofA Merrill Lynch updated the board on the status of the strategic review process. BofA Merrill Lynch reviewed the details of each indication of interest, including pricing, financial capability, transaction structure and other factors likely to affect a potential transaction. BofA Merrill Lynch also discussed with our board considerations relating to those parties interested in only certain of our business units, and noted the tax issues that would be associated with a partial sale of our Company’s businesses. BofA Merrill Lynch also reviewed certain preliminary financial analyses, including, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units, as well as comparable transactions. BofA Merrill Lynch also compared the price ranges reflected in the indications of interest with the ranges of values derived from BofA Merrill Lynch’s preliminary financial analyses. BofA Merrill Lynch then discussed recommended potential next steps in the strategic review process. After review and discussion, our board unanimously authorized BofA Merrill Lynch to continue the strategic review process.

Following the May 12, 2011 board meeting, five potential buyers were invited to the next round of the process, and these potential buyers were provided access to the virtual data room and additional opportunities to meet with members of our management in connection with their due diligence process. These five potential buyers included three strategic parties (including Honeywell, Party E and Party H) and two financial sponsors (Party I and Party J). Our board also invited Party A to participate in the next round of the process, which offer was declined by Party A. In addition, and as authorized by the board, BofA Merrill Lynch continued conversations with additional interested parties to determine their willingness and ability to engage further in the process.

Over the next few weeks, the potential buyers engaged in due diligence with respect to our Company and our business, including through meetings with members of our management and review of the materials provided in the virtual data room.

On May 19, 2011, BofA Merrill Lynch circulated a final bid instruction letter to the potential buyers, requesting them to submit best and final proposals by June 9, 2011.

On May 24, 2011, a draft of the proposed merger agreement was distributed to potential buyers.

At a May 26, 2011 special board meeting, BofA Merrill Lynch updated our board on the status of the strategic review process and reported on the details of each potential buyer’s interest in acquiring all or part of our Company. BofA Merrill Lynch explained that three strategic parties (Honeywell, Party E and Party H) had shown significant interest in our Company. BofA Merrill Lynch also reported that after further meetings Party D was interested in only one of our divisions and was not invited to participate in the next round of the process, Party I remained actively interested, and discussions were ongoing with certain other parties which ultimately did not result in any firm indications of interest or proposals. Our board discussed a potential schedule for the remainder of the strategic review process.

Due diligence by the interested parties continued during the week of May 30, 2011, including through additional meetings with members of our management.

At a June 2, 2011 special board meeting, BofA Merrill Lynch updated the board on the strategic review process and reported that Honeywell and Party H and Party I remained actively interested in acquiring our entire Company while Party E appeared increasingly interested in acquiring only a part of our Company. BofA Merrill Lynch discussed with our board the possibility of facilitating joint bids by those parties interested in only parts of our Company, but noted the tax impact of such a transaction, as well as the complexity of such a transaction from a deal-certainty perspective.

Due diligence by the interested parties continued during the week of June 5, 2011, including through additional meetings with members of our management.

On June 6, 2011, we received comments on the draft merger agreement from Honeywell and Party H. After reviewing the merger agreements, on June 7, 2011, King & Spalding and Kirkland & Ellis reached out to the respective counsel to Honeywell and Party H to discuss the material issues in the merger agreement, including issues affecting deal certainty (such as buyer’s commitments regarding regulatory matters, the closing conditions, termination rights and the definition of “material adverse effect”), the ability of our board to consider superior proposals following the signing of the merger agreement, and the nature and size of any termination fees. Honeywell initially proposed that we pay Honeywell a termination fee of 4.5% of the equity value of the deal if our board were to terminate our merger agreement to undertake a superior proposal. Our counsel indicated to Honeywell that this termination fee should be lower.

From June 7 through June 10, 2011, our management, King & Spalding and Kirkland & Ellis continued in the negotiations of the respective merger agreements with Honeywell’s counsel and Party H’s counsel.

On June 8, 2011, Mr. Mowell attended a meeting with Party H’s chief executive officer to discuss Party H’s interest in a potential transaction with us.

On June 9, 2011, we received written proposals from two strategic bidders. Honeywell submitted a proposal to acquire our Company for $33 in cash per Share, which would be funded by cash on hand. As part of its proposal, Honeywell noted that it was willing to agree to lower the termination fee from 4.5% to 4.0% of our equity value, and was willing to consider our position on certain key terms in the merger agreement, including termination provisions and changes to the definitions of “material adverse effect” and “superior proposal.” Honeywell noted in its proposal that it anticipated that the transaction would be able to close during the third quarter of 2011. Honeywell also noted in its proposal that it was interested in retaining Constandino Koutrouki, our vice president and general manager of global resource management.

The other strategic bidder, Party H, submitted a proposal with a purchase price lower than the price proposed by Honeywell. Counsel to Party H also reached out to our counsel to clarify Party H’s position on certain key terms in its draft merger agreement.

On June 9 and June 10, 2011, four other potential buyers provided written or verbal indications of interest in acquiring all or part of our Company. Party I provided a verbal indication of interest at a price lower than Honeywell’s price, and noted that it would require another two to three weeks to complete its due diligence. Party I did not provide a mark-up of the merger agreement or debt or equity financing commitment papers.

Party E provided a verbal indication of interest in our aviation and defense and space businesses, subject to completion of due diligence. Party E’s proposal contemplated another two to three weeks for due diligence, and Party E did not provide a mark-up of the merger agreement. Party J provided a verbal indication of interest in our global resource management business, subject to due diligence. Party J did not provide a mark-up of the merger agreement or debt or equity financing commitment papers. In addition, although Party D was not invited to participate in this round of the process, it provided a written indication of its interest in our LXE business, based on information it had reviewed to date.

At a June 10, 2011 special board meeting, our board reviewed and discussed the proposals received from the various bidders. BofA Merrill Lynch reviewed the proposals and noted that Honeywell’s proposal was higher than the other proposals for the entire Company, and represented a 59% premium to the closing price of the Shares on April 18, 2011 (which is one trading day prior to the Company’s announcement that it was reviewing strategic alternatives). BofA Merrill Lynch also noted, among other matters, that the indications of interest received by the Company with respect to acquisitions of specific business units of the Company were informal and/or preliminary, were subject to additional due diligence, and on a combined basis reflected preliminary values (after taking into account the tax consequences of any such transaction) below the price proposed to be paid by Honeywell for the entire Company. BofA Merrill Lynch reviewed with our board certain financial analyses, including, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units, as well as comparable transactions. BofA Merrill Lynch also compared the price ranges reflected in the proposals (including Honeywell’s proposal) with the ranges of values derived from BofA Merrill Lynch’s financial analyses. BofA Merrill Lynch then discussed recommended potential next steps in the process.

Also, at the June 10, 2011 special board meeting, King & Spalding and Kirkland & Ellis reported on the negotiations of the merger agreements with Honeywell and Party H and discussed the key terms of the respective merger agreements and the remaining issues to be negotiated. In particular, Kirkland & Ellis reviewed with the board the risks relating to obtaining regulatory clearance for a transaction with each of Honeywell and Party H, and discussed potential approaches to address such risks in the merger agreement. After review and discussion, our board unanimously agreed that BofA Merrill Lynch, King & Spalding and Kirkland & Ellis should seek to complete the negotiations of the merger agreement with Honeywell, while continuing the discussions with other participants in the process, particularly Party H, to assess their ability and willingness to improve their bids.

On the evening of June 10, 2011, King & Spalding and Kirkland & Ellis circulated revised drafts of the merger agreements to Honeywell’s counsel and Party H’s counsel.

On June 11, 2011 and June 12, 2011, King & Spalding, Kirkland & Ellis, Honeywell and Honeywell’s counsel engaged in around-the-clock discussions regarding the terms of the merger agreement. During these discussions, the Company’s counsel emphasized the Company’s need to maximize deal certainty and preserve the board’s ability to comply with its fiduciary duties in the event of a superior proposal, and Honeywell emphasized that given the size and scope of the proposed transaction, Honeywell was not willing to commit to do all things necessary to obtain regulatory approvals, including agreeing to divestitures and similar restrictions. As a result of these negotiations, Honeywell agreed to lower the termination fee payable by the Company from 4% to 3.75% of equity value. In addition, counsel to both parties discussed the possibility of a termination fee payable by Honeywell in the event the merger agreement is terminated as a result of Honeywell’s refusal to agree to certain divestitures or other restrictions required or requested by regulators in connection with obtaining antitrust clearance for the transaction.

On June 11, 2011, Party H informed BofA Merrill Lynch that it could not increase its price into the range proposed by Honeywell, and thus was suspending its involvement in our process.

At a special board meeting on the evening of June 12, 2011, BofA Merrill Lynch, King & Spalding and Kirkland & Ellis updated the board on the status of discussions with Honeywell. BofA Merrill Lynch also reported that Party H had decided to suspend its involvement in the process at this time. King & Spalding and Kirkland & Ellis reported the status of the negotiations of the merger agreement with Honeywell. In particular, the legal advisors reviewed with the board the matters related to obtaining regulatory approval for a transaction with Honeywell, and discussed the proposed termination fee by Honeywell. After extensive discussion, the board authorized the legal advisors to pursue discussions of a termination fee by Honeywell. King & Spalding and Kirkland & Ellis also noted that Honeywell had previously requested that, in the context of a negotiated merger agreement with Honeywell, our board postpone the 2011 Annual Meeting.

In addition, BofA Merrill Lynch reviewed the financial aspects of the transaction and reviewed with our board certain financial analyses, including, among other matters, information about our market trading values over a number of years, and comparisons of various valuation and operating metrics to those of companies similar to our Company’s business units, as well as comparable transactions. BofA Merrill Lynch also compared the price ranges reflected in the Honeywell proposal with the ranges of values derived from BofA Merrill Lynch’s financial analyses. BofA Merrill Lynch then delivered to the board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 12, 2011, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $33.00 per share consideration to be received by holders of EMS common stock was fair, from a financial point of view, to such holders. After review and further discussion, our board unanimously approved the transaction with Honeywell.

Following the June 12, 2011 special board meeting, King & Spalding, Kirkland & Ellis and Honeywell’s counsel continued to negotiate the remaining open issues on the merger agreement, including Honeywell’s commitment to obtain regulatory approval and the circumstances under which it would be required to pay a termination fee. The negotiations continued into early Monday morning, June 13, 2011.

On Monday morning, June 13, 2011, we entered into a definitive merger agreement with Honeywell in which Honeywell agreed to purchase all of our outstanding shares for $33 per share, and we issued a press release relating to the transaction.

Reasons for the Board of Directors’ Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the board of directors consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required under the GBCC, approve the Merger.

The material favorable factors considered by the board of directors were the following:

•	Financial Terms. Historical trading prices with respect to the Shares, including that the Offer Price:

•	represents a premium of 33% to the closing price of the Shares on June 10, 2011 (which is the trading day prior to the Company’s announcement that it had entered into the Merger Agreement);

•

represents a premium of 59% to the closing price of the Shares on April 18, 2011 (which is one trading day prior to the Company’s announcement that it was starting a formal process to review strategic alternatives); and

•	represents a premium of 45% to the 52 week high of the Shares prior to April 18, 2011.

•

Cash Consideration; Certainty of Value. The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders while avoiding potential long-term business risk.

•

The Company’s Operating and Financial Condition; Prospects of the Company. The current and historical financial condition, results of operations, and business of the Company, as well as the Company’s strategic and business plans and prospects if it were to remain an independent Company. The board of directors also considered the risks and uncertainties involved in achieving the Company’s prospects on a standalone basis and their potential impact on the trading price of the Shares, including risks relating to the execution of the strategic and business plans, the highly competitive and rapidly evolving environment in which the Company operates and is expected to operate in the future, and the uncertainties in industry trends and economic and market conditions, some of which are beyond the Company’s control. The board of directors also considered the fact that the transaction with Honeywell would allow shareholders to receive a significant premium to market price and no longer be subject to such risks and uncertainties.

•

Strategic Alternatives. The possible alternatives to the acquisition by Parent and perceived risks of those alternatives, including remaining an independent Company, pursuing a leveraged buyout, a recapitalization, purchases of other businesses or strategic mergers, and a sale of certain portions of the Company. The board of directors discussed the potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the board of directors’ assessment that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the Company’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks.

•

Robust Auction Process. The proposed acquisition by Honeywell was the result of a robust auction process, which included the active solicitation of 42 parties, the participation of 23 parties in the diligence process and receipt of proposals from 6 parties, none of whom indicated that they would be in a position to make a binding proposal (individually, or in the case of partial bids for the Company, collectively) with a higher value than the transaction with Parent. The board of directors also considered the fact that the auction process was publicly announced on April 19, 2011, making it likely that any potential bidder for all or part of the Company would have been aware of the opportunity.

•

Terms of the Merger Agreement. The board of directors concluded that the provisions of the Merger Agreement, including the respective representations and warranties and covenants, closing conditions and termination rights of the parties and termination fees payable by the Company and Honeywell all supported its recommendation with respect to the Offer. More specifically, the board of directors considered the following provisions, among others:

•

Cash Tender Offer. The acquisition is structured as a cash tender offer for all of the Shares followed by a merger for the same consideration, which can often be completed more promptly than would have been the case with a one-step merger, thereby allowing the Company’s shareholders to receive the cash consideration for their Shares more promptly and reduce the period of uncertainty during the pendency of the transaction on the Company’s shareholders, employees, customers and business partners.

•

No Financing Condition; Specific Performance. Parent’s and Purchaser’s obligations under the Merger Agreement are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have all funds necessary to consummate the Offer and the Merger, Parent’s financial strength, and the fact that the Company has a right to specifically enforce the Merger Agreement in the situation where all of the conditions to the Offer and the Merger have been satisfied or waived.

•

Fiduciary Termination Right. The Company’s right under the Merger Agreement (i) to furnish information to, and engage in discussions with, third parties in response to certain unsolicited bona fide acquisition proposals, and (ii) to recommend or accept a proposal from a third party for a business combination with the Company which the board of directors determines, after consultation with its legal and financial advisors, to be more favorable to the Company’s shareholders from a financial point of view than the transaction with Parent.

•

Termination Fee Payable by Parent. The termination fee of $19.6 million payable by Parent to the Company if Parent fails to agree to certain required or requested actions in connection with obtaining antitrust clearance (subject to other specified conditions), which would constitute the Company’s sole and exclusive remedy in such event.

•

Reasonableness of Termination Fee Payable by Company. The termination fee of $19.6 million payable by the Company to Parent in the event the Merger Agreement is terminated in certain circumstances (including a termination of the Merger Agreement by the Company in order to enter into a superior proposal), which the board of directors determined is within the customary range of termination fees for transactions of this type.

•

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the Offer and the Merger and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•

Top-Up Option. Under certain circumstances following the consummation of the Offer, Purchaser may, and upon the Company’s request must, exercise the Top-Up Option to purchase from the Company, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, which could permit Purchaser to consummate the Merger more quickly as a short form merger under the GBCC.

•

Extension of Offer. The fact that unless earlier terminated the Merger Agreement requires Purchaser to extend the Offer if, at the then-scheduled expiration date of the Offer, the conditions to the Offer are not satisfied or waived and it is reasonably expected that such condition or conditions may be satisfied prior to September 30, 2011 (subject to extension to December 31, 2011 (the “Outside Date”) for purposes of obtaining the required regulatory approvals.

•

Opinion of the Company’s Financial Advisor. The opinion of BofA Merrill Lynch, dated June 12, 2011, to the board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the $33.00 per share consideration to be received by holders of EMS common stock, as more fully described below in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of EMS’ Financial Advisor.”

•

Business Reputation of Parent. The business reputation and capabilities of Parent and its management, including Parent’s history of successfully executing multiple acquisitions and proven track record for integrating acquired businesses, and the substantial financial resources of Parent and, by extension, Purchaser, which the board of directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Dissenters’ Rights. The availability of dissenters’ rights for shareholders who do not tender their Shares in the Offer and who otherwise comply with all of the procedural requirements under the GBCC, which allows such shareholders to demand appraisal of their Shares.

The board of directors weighed the foregoing factors against the following negative considerations:

•

Failure to Close. The risk that the transaction might not be completed, including as a result of the failure of regulatory approvals or other closing conditions to be satisfied, and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

The market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction.

•	The Company’s ability to attract and retain key personnel during the pendency of a transaction.

•	Relationships with the Company’s employees, vendors, customers, partners and others that do business with the Company during the pendency of a transaction.

•

Potential Termination Fee Payable by the Company. If the Merger Agreement is terminated under certain circumstances (including a termination of the Merger Agreement by the Company in order to enter into a superior proposal), the Company will be required to pay Parent a $19.6 million termination fee, which would constitute Parent’s sole and exclusive remedy in such event.

•

No Shareholder Participation in Future Company Growth. The fact that the Company’s shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

No Solicitation. The fact that the Merger Agreement prohibits the Company from actively soliciting other potential acquisition proposals, and restricts its ability to respond to certain potential acquisition proposals, unless certain conditions are satisfied.

•

Restrictions on the Operation of the Company’s Business. The covenants in the Merger Agreement requiring the business of the Company and its subsidiaries prior to the consummation of the Merger to be conducted in all material respects in the ordinary course of business consistent with past practice, as well as various other operational restrictions on the Company and its subsidiaries prior to the consummation of the Merger, which could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer.

•

Tax Effect. The Offer and the Merger will be taxable transactions and, therefore, the holders of Shares generally will be required to pay income tax on any gains they recognize as a result of the receipt of cash in the Offer or the Merger.

The board of directors also considered that certain of the Company’s directors and officers may have conflicts of interest in connection with the Offer and the Merger, as they may receive certain benefits that are different from, and in addition to, those of the Company’s other shareholders. See “Item 3. Past Contracts, Transactions, Negotiations and Agreements.” In addition, the board of directors also considered the existing relationships between BofA Merrill Lynch, Parent and the Company as further described in “—Opinion of EMS’ Financial Advisor” below.

This discussion of the information and factors considered by the board of directors includes the material positive and negative factors considered by the board, but is not intended to be exhaustive and may not include all of the factors considered by the board. The board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders. Rather, the board of directors conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, the Company’s management and outside advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the transaction with Honeywell, and that the Offer and the Merger represent the best reasonably available alternative to maximize shareholder value. In addition, individual members of the board of directors may have given different weight to different factors. It should be noted that the explanation of the reasoning of the board of directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8. Additional Information—Forward-Looking Statements.”

Opinion of EMS’ Financial Advisor

EMS has retained BofA Merrill Lynch to act as EMS’ financial advisor in connection with the Transaction. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. EMS selected BofA Merrill Lynch to act as EMS’ financial advisor in connection with the Transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the Transaction, its reputation in the investment community and its familiarity with EMS and its business.

On June 12, 2011, at a meeting of EMS’ board of directors held to evaluate the Transaction, BofA Merrill Lynch delivered to EMS’ board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 12, 2011, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the $33.00 per share consideration to be received by holders of EMS common stock was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to EMS’ board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to EMS’ board of directors for the benefit and use of EMS’ board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the $33.00 per share consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Transaction and no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to EMS or in which EMS might engage or as to the underlying business decision of EMS to proceed with or effect the Transaction. BofA Merrill Lynch’s opinion does not address any other aspect of the Transaction and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed Transaction or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(1)	reviewed certain publicly available business and financial information relating to EMS;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of EMS furnished to or discussed with BofA Merrill Lynch by the management of EMS, including certain financial forecasts relating to EMS prepared by the management of EMS, referred to herein as EMS management forecasts;

(3)	discussed the past and current business, operations, financial condition and prospects of EMS with members of senior management of EMS;

(4)	reviewed the trading history for EMS common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(5)	compared certain financial and stock market information of EMS with similar information of other companies BofA Merrill Lynch deemed relevant;

(6)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(7)

considered the results of BofA Merrill Lynch’s efforts to solicit, at the direction of EMS, indications of interest and definitive proposals from third parties with respect to a possible acquisition of all or a portion of EMS;

(8)	reviewed a draft, dated June 12, 2011, of the merger agreement, (the “Draft Agreement”); and

(9)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of EMS that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the EMS financial forecasts, BofA Merrill Lynch was advised by EMS, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EMS as to the future financial performance of EMS. For further discussion of these financial forecasts, see “Item 8. Additional Information—Projected Financial Information.” BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EMS, nor did it make any physical inspection of the properties or assets of EMS. BofA Merrill Lynch did not evaluate the solvency or fair value of EMS or Honeywell under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of EMS, that the Transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on EMS or the contemplated benefits of the Transaction. BofA Merrill Lynch also assumed, at the direction of EMS, that the Merger Agreement did not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Transaction (other than the $33.00 per share consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the $33.00 per share consideration to be received by the holders of EMS Common Stock and no opinion or view was expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the $33.00 per share consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to EMS or in which EMS might engage or as to the underlying business decision of EMS to proceed with or effect the Transaction. BofA Merrill Lynch did not express any opinion as to the prices at which EMS common stock would trade at any time, including following announcement or consummation of the Transaction. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any shareholder should tender Shares in the Offer or how any shareholder should act in connection with the Transaction or any related matter. Except as described above, EMS imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to EMS’ board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

EMS Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for EMS and the following fifteen publicly traded companies in the Global Resource Management and Aero-Connectivity industries:

The Global Resource Management (“GRM”) companies were:

•	Datalogic S.p.A.

•	Intermec Inc.

•	Motorola Solutions, Inc.

•	Psion PLC

•	Thrane & Thrane A/S

•	Zebra Technologies Corporation

The Aero-Connectivity companies were:

•	Anaren, Inc.

•	Cobham PLC

•	Com Dev International, Ltd.

•	Comtech Telecommunications Corporation

•	Gilat Satellite Networks, Ltd.

•	Globecomm Systems, Inc.

•	Harris Corporation

•	Teledyne Technologies, Inc.

•	Viasat, Inc.

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on June 10, 2011, of the selected publicly traded companies as a multiple of calendar year 2012 estimated earnings per share, commonly referred to as EPS. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 10, 2011, plus debt, less cash, as a multiple of calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch then applied calendar year 2012 EPS multiples of 13.0x and 16.0x derived from the selected publicly traded companies to EMS’ calendar year 2012 estimated EPS. In addition, BofA Merrill Lynch applied calendar year 2011 EBITDA multiples of 6.5x to 8.5x derived from the selected publicly traded GRM companies to EMS’ GRM segment calendar year 2011 estimated EBITDA and applied calendar year 2011 EBITDA multiples of 6.0x to 8.0x derived from the selected Aero-Connectivity publicly traded companies to EMS’ Aero-Connectivity segment calendar year 2011 estimated EBITDA. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of EMS were based on the EMS financial forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for EMS, rounded to the nearest $0.25, as compared to the $33.00 per share consideration:

Implied Per Share Equity Value Reference Ranges for EMS		Consideration
2012E EPS	2011E EBITDA
$22.75 - $28.00	$19.50 - $24.75	$33.00

No company used in this analysis is identical or directly comparable to EMS. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which EMS was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following seven selected transactions involving companies in the GRM Sector and six selected transactions involving companies in the Aero-Connectivity sector:

The GRM transactions were:

Acquiror		Target

•	Esterline Technologies Corporation	•	CMC Electronics Inc.
•	Esterline Technologies Corporation	•	Racal Acoustics Ltd
•	Francisco Partners	•	Metrologic Instruments, Inc.
•	Harris Corporation	•	Tyco Electronics Wireless Systems
•	Honeywell International Inc.	•	Hand Held Products, Inc.
•	Honeywell International Inc.	•	Metrologic Instruments, Inc.
•	Trimble Navigation Limited	•	@Road, Inc.

The Aero-Connectivity transactions were:

Acquiror		Target

•	Comtech Telecommunications Corporation	•	CPI International Inc.
•	Comtech Telecommunications Corporation	•	Radyne Corporation
•	Kratos Defense & Security Solutions, Inc.	•	Integral Systems Inc.
•	The Boeing Company	•	Digital Receiver Technology, Inc.
•	The Carlyle Group	•	ARINC Incorporated
•	Veritas Capital	•	CPI International, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s EBITDA over the last twelve months prior to announcement of the transaction, referred to herein as LTM EBITDA. For purposes of its analysis, BofA Merrill Lynch valued EMS’ GRM and Aero-Connectivity segments separately. BofA Merrill Lynch applied LTM EBITDA multiples of 8.5x to 11.5x derived from the selected GRM transactions to EMS’ GRM segment LTM EBITDA, and applied LTM EBITDA multiples of 8.0x to 11.0x derived from the selected Aero-Connectivity transactions to EMS’ Aero-Connectivity segment LTM EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of EMS were based on the EMS management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for EMS (disregarding potential income taxes payable by EMS as a result of a separate sale of EMS’ GRM and Aero-Connectivity segments), rounded to the nearest $0.25, as compared to the $33.00 per share consideration:

Implied Per Share Equity Value Reference Ranges for EMS (disregarding potential tax leakage)	Consideration
$23.00 - $30.25	$33.00

No company, business or transaction used in this analysis is identical or directly comparable to EMS or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which EMS and the Transaction were compared.

Discounted Cash Flow Analysis (Terminal Multiple Method). BofA Merrill Lynch performed a discounted cash flow analysis of EMS to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that EMS was forecasted to generate during EMS’ fiscal years 2011 through 2014 based on the EMS management forecasts, using a terminal multiple method. BofA Merrill Lynch calculated terminal values for EMS by applying terminal forward multiples of 6.5x to 8.5x, 6.0x to 8.0x and 6.3x to 8.3x to EMS’ fiscal year 2014 estimated EBITDA for the GRM segment, Aero-Connectivity segment and other costs respectively. The cash flows and terminal values were then discounted to present value as of March 31, 2011 using discount rates varying by segment ranging from 12.5% to 16.0%, which were based on an estimate of EMS’ weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for EMS, rounded to the nearest $0.25, as compared to the $33.00 per share consideration:

Implied Per Share Equity Value Reference Range for EMS	Consideration
$28.00 - $37.25	$33.00

Discounted Cash Flow Analysis (Perpetuity Growth Method). BofA Merrill Lynch performed a discounted cash flow analysis of EMS to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that EMS was forecasted to generate during EMS’ fiscal years 2011 through 2014 based on the EMS management forecasts using a perpetuity growth method. BofA Merrill Lynch calculated terminal values for EMS by applying terminal perpetuity growth rates of 3.0% to 4.0% to EMS’ fiscal year 2014 estimated free cash flow. The cash flows and terminal values were then discounted to present value as of March 31, 2011 using discount rates varying by segment ranging from 12.5% to 16.0%, which were based on an estimate of EMS’ weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for EMS, rounded to the nearest $0.25, as compared to the $33.00 per share consideration:

Implied Per Share Equity Value Reference Range for EMS	Consideration
$20.00 - $27.50	$33.00

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of EMS common stock during the five-year period ended June 10, 2011;

•	historical average annual multiples of next twelve months (“NTM”) EBITDA and NTM P/E since 2005 of EMS and selected publicly traded companies;

•

the implied per share equity value reference range for EMS of approximately $24.25 to $30.00 (rounded to the nearest $0.25) resulting from an illustrative leveraged buyout purchase analysis, which was based on a maximum equity contribution of 57% of purchase price, an exit multiple of 7x-10x calendar year 2014 EBITDA and maximum leverage of 4.5x LTM EBITDA for the 12 months ended March 31, 2011; and

•	review of publicly available research analyst reports.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to EMS’ board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of EMS and Honeywell. The estimates of the future performance of EMS and Honeywell in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the $33.00 per share consideration and were provided to EMS’ board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of EMS or Honeywell.

The type and amount of consideration payable in the Transaction was determined through negotiations between EMS and Honeywell, rather than by any financial advisor, and was approved by EMS’ board of directors. The decision to enter into the Agreement was solely that of EMS’ board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by EMS’ board of directors in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of EMS’ board of directors or management with respect to the Transaction or the $33.00 per share consideration.

EMS has agreed to pay BofA Merrill Lynch for its services in connection with the Transaction an aggregate fee currently estimated to be approximately $7.6 million, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the Transaction. EMS also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of EMS, Honeywell and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided and currently are providing investment banking, commercial banking and other financial services to EMS and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as (x) bookrunner or arranger for various debt offerings and leveraged loan syndications and (y) administrative agent for and lender under certain letters of credit and credit facilities for EMS and (ii) having provided or providing certain currency derivatives trading and treasury management products and services to EMS. Since January 1, 2009, BofA Merrill Lynch and its affiliates have received approximately $2.7 million from EMS in connection with investment banking, commercial banking and other financial services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Honeywell and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as (x) book-running manager or arranger for various debt offerings and (y) lender under certain letters of credit and documentation agent for and lender in connection with a revolving credit facility for Honeywell and (ii) having provided or providing certain currency derivatives trading and treasury management products and services to Honeywell. Since January 1, 2009, BofA Merrill Lynch and its affiliates have received approximately $13.8 million from Honeywell in connection with investment banking, commercial banking and other financial services. In addition, certain affiliates of BofA Merrill Lynch maintain significant commercial (including vendor and/or customer) relationships with Honeywell and/or certain of its affiliates.

Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person with respect to which he has sole dispositive power to the Purchaser in the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information with respect to the retention of BofA Merrill Lynch by the Company under the caption “Item 4. The Solicitation or Recommendation—Opinion of EMS’ Financial Advisor” is incorporated herein by reference.

Under the terms of BofA Merrill Lynch’s engagement, EMS has agreed to pay BofA Merrill Lynch for its services in connection with the Transaction an aggregate fee currently estimated to be approximately $7.6 million, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the Transaction. EMS also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

Securities Transactions

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

Name	Transaction Date		Number of Shares, Options to Purchase Shares, and Units Acquired or Disposed of	Nature of Transaction
John B. Mowell	6/1/2011	(1)	3,000	Acquisition—Stock option exercise for $15.66 per Share
John R. Bolton	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
Hermann Buerger	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
Joseph D. Burns	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
John R. Kreick	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
John B. Mowell	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
Thomas W. O’Connell	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
Bradford W. Parkinson	5/12/2011		199.76	Acquisition—Phantom-stock units under Directors Plan
Norman E. Thagard	5/12/2011		199.76	Acquisition—Phantom-stock units under Directors Plan
John L. Woodward, Jr.	5/12/2011		159.81	Acquisition—Phantom-stock units under Directors Plan
Nils Helle	5/2/2011		250	Acquisition—Restricted stock vesting
Gary B. Shell	5/2/2011		500	Acquisition—Restricted stock vesting
Nils Helle	5/1/2011		187	Acquisition—Restricted stock vesting
Constandino Koutrouki	5/1/2011		375	Acquisition—Restricted stock vesting

(1)	Note: Stock options were exercised by Mr. Mowell prior to their scheduled expiration date of 6/1/2011.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend policy, indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Information about Golden Parachute Compensation

Background.

Neilson A. Mackay, Gary B. Shell, Constandino Koutrouki, Stephen M. Newell, Timothy C. Reis and R. Nim Evatt are the named executive officers (the “named executive officers”) in our most recent proxy statement. In this document, we are required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and EMS, Purchaser or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer and the Merger.

While we do not have any employment agreements with any of our named executive officers, we do have other agreements and arrangements that provide compensation to the named executive officers in connection with the Offer and the Merger. In addition, Mr. Koutrouki has entered into an agreement with Parent with respect to his employment by Parent subsequent to the completion of the transaction. These agreement and arrangements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” above and in the paragraphs below.

Separation Arrangements with Messrs. Evatt and Newell.

As disclosed in our most recent proxy statement, Mr. Evatt’s last day of full-time employment with us was December 31, 2010, and he provided services to us under a part-time services arrangement until March 31, 2011. Pursuant to the separation arrangements entered into with Mr. Evatt in December 2010, so long as he provided part-time services through March 31, he would receive $22,222 per month from April 1, 2011 through December 31, 2011 and continuation of health and life insurance benefits at the standard employee contribution rates through December 31, 2011. The separation arrangements also provided that in the event of a change in control, the separation pay would become payable immediately in a single lump sum cash payment.

Also as disclosed in the proxy statement, Mr. Newell’s position was changed in early 2011 as a result of significant organizational changes at EMS at that time. Subsequent to the filing of the proxy statement, we agreed with Mr. Newell to terminate his role as of May 2, 2011 and to continue his employment through July 31, 2011 to assist in an orderly and efficient transition. Pursuant to the separation arrangement with Mr. Newell, the Company will continue to pay the equivalent of nine months of salary, or $162,989, beginning July 31, 2011, in accordance with the Company’s regular payroll schedule and will continue his health benefits for the same period of time. The separation arrangement does not include any acceleration of any amount due or enhancement of the payments in the event of a change in control of the Company. In addition, Mr. Newell is a party to an Executive Protection Agreement with the Company. However, the terms of the agreement provide for payment only in the case of a change in control that was not approved by the board.

Neither Mr. Evatt nor Mr. Newell are currently serving as executive officers.

Aggregate Amounts of Potential Compensation.

The following table sets forth, in the format prescribed by SEC rules and regulations, the information regarding the aggregate dollar value of the various elements of compensation that would be received by the named executive officers that is based on or otherwise relates to the Offer and the Merger. In preparing the table, we made the following assumptions:

•	the Merger closed on June 22, 2011, the last practicable date prior to the filing of this Statement;

•

with respect to stock options, which vest on the commencement of the Offer, and restricted stock awards, which vest immediately prior to the closing of the Offer, the price per share paid in the Offer or as a result of the closing of the Merger is $33.00;

•	no shares are withheld by the Company to cover the tax obligations of the named executive officers upon the vesting of restricted stock awards; and

•

the named executive officers were terminated by the Company without cause, or the named executive officers terminated their employment for good reason, immediately following an assumed change in control on June 22, 2011.

In addition to the above assumptions, the costs of providing continued health and life insurance benefits is based on estimates. Any changes in these assumptions or estimates would affect the amounts shown in the following table.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)	Other ($)	Total ($)
Neilson A. Mackay	1,600,964	2,317,071	—	50,371	—	—	3,968,406
Gary B. Shell	700,385	1,220,435	—	33,618	—	—	1,954,438
Constandino Koutrouki(5)	695,815	593,240	—	6,539	—	—	1,295,594
Stephen M. Newell	—	702,859	—	—	—	—	702,859
Timothy C. Reis	539,453	858,031	—	33,618	—	—	1,431,102
R. Nim Evatt	144,444	—	—	—	—	—	144,444

(1)

Amounts represent (a) the cash severance payment based on the named executive officer’s salary (determined as of June 22, 2011) in an amount equal to 30 months for Dr. Mackay and 24 months for each of Messrs. Shell, Koutrouki and Reis, discounted to a present value amount at 120% of the applicable federal short-term rate compounded annually, to determine the lump-sum payment that would be required by the Executive Protection Agreements under a change in control approved by the board; (b) the target award under the EAICP for 2011 for a change in control approved by the board; and (c) the target bonus payable under the EPB Plan for 2011. The salary and target EAICP amounts under the Executive Protection Agreements are payable to the named executive officers only with the “double trigger” of a change in control and a qualifying termination of the executive within 24 months of the change in control. Payment of the target EPB Plan amounts does not require a qualifying termination of the executive.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column for these executives.

Name	Salary ($)	Target EAICP ($)	Target EPB Plan ($)
Neilson A. Mackay	1,195,508	386,149	19,307
Gary B. Shell	550,400	138,903	11,082
Constandino Koutrouki	557,873	126,710	11,232
Timothy C. Reis	441,441	89,124	8,888

Dr. Mackay’s payments under his Amended and Restated Executive Protection Agreement are subject to his compliance with a six month non-compete agreement.

Mr. Shell’s payments under his Amended and Restated Executive Protection Agreement are subject to his compliance with a six month non-compete agreement.

For Mr. Evatt, represents the remaining obligation to him pursuant to the separation arrangements entered into with him in December 2010 for part-time services he provided until March 31, 2011.

Mr. Newell is not entitled to receive any cash payments as a result of the Offer or the Merger. Although Mr. Newell is a party to an executive protection agreement with the Company, his agreement provides for payment only if there is a change in control that is not approved by the board.

(2)

Amounts represent the cash to be received in the Offer or on completion of the Merger by the named executive officers due to the accelerated vesting of unvested stock options and restricted stock awards. Payment of these amounts does not require a qualifying termination of the executive within 24 months of the change in control. The following table further quantifies these amounts for the executives.

Name	Stock Options ($)	Restricted Stock ($)
Neilson A. Mackay	2,251,071	66,000
Gary B. Shell	1,203,935	16,500
Constandino Koutrouki	568,490	24,750
Stephen M. Newell	702,859	—
Timothy C. Reis	858,031	—
R. Nim Evatt	—	—

(3)	None of our named executive officers participate in a defined benefit pension plan, and no benefit enhancements are triggered under the Officers’ Deferred Compensation Plan.

(4)

Amounts represent 18-months of continuation of health and life insurance benefits for Dr. Mackay and one year for Messrs. Shell, Koutrouki, and Reis under the Executive Protection Agreements. These amounts are payable to the named executive officers under the Executive Protection Agreements only with the “double trigger” of a change in control and a qualifying termination of the executive within 24 months of the change in control.

(5)

Mr. Koutrouki has entered into an employment agreement with an affiliate of Parent in connection with the transaction, subject to successful completion of the transaction. The employment agreement would supersede the terms of his Executive Protection Agreement, and therefore Mr. Koutrouki would not be entitled to receive any payments under the Executive Protection Agreement, including the amounts quantified under “Salary” and “Target EAICP” in the “Cash” column and the amount in the “Perquisites/Benefits” column above, if the employment agreement becomes effective upon successful completion of the Transaction. Among other things, the employment agreement provides for a payment of £107,250 at the Effective Time. For a description of the employment agreement, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company.”

Additional Information About the Executive Protection Agreements.

The following paragraphs provide more detailed information about definitions and other terms in the Executive Protection Agreements with Dr. Mackay and Messrs. Shell, Koutrouki, and Reis.

Change in control is defined as the occurrence of one of the following:

•

the Company consolidates or merges with or into another corporation, or is otherwise reorganized, if the Company is not the surviving corporation in such transaction or if after such transaction any other corporation, association or other person, entity or group or the shareholders thereof own, directly or indirectly, more than 50% of the then-outstanding shares of common stock or more than 50% of the assets of the Company;

•

more than 35% of the then-outstanding shares of common stock of the Company are, in a single transaction or in a series of related transactions, sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group, whether or not any such shareholder or any shareholders included in such group were shareholders of the Company prior to the change in control;

•

an election, or series of related elections (including a series of contested elections involving either one or more of the same nominees or nominees of the same party or of affiliated parties) of members of the board of directors shall occur such that a majority of such members following such election(s) shall not have been nominated or recommended for election by a majority of the members of the board of directors who were serving immediately prior to such election (or the latest in such series of election);

•

the occurrence of any other event or circumstance which is not covered by one of the items above which the board determines affects control of the Company and constitutes a change in control for purposes of the agreement.

The consummation of the Offer and the Merger would constitute a change in control under this definition.

Cause is defined as:

•	any act that constitutes, on the part of the executive, (a) fraud, dishonesty, gross negligence, or willful misconduct and (b) that directly results in material injury to the Company, or

•	the executive’s conviction of a felony or crime involving moral turpitude.

The agreements provide that if a change in control occurs and the executive’s employment is terminated either

•

prior to a change in control and (a) at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control, (b) otherwise in connection with a change in control that in fact occurs, or (c) occurred in connection with a board-authorized plan for, or board-authorized implementation efforts with respect to, a change in control (whether or not such change in control in fact occurs), or

•	on or within 24 months after a change in control,

and such termination is a result of involuntary termination or voluntary termination, as defined below, then the benefits described in the agreements will be paid or provided to the executive.

Involuntary termination means termination of employment that is involuntary on the part of the executive and that occurs for reasons other than cause, disability or death. Voluntary termination means termination of employment that is voluntary on the part of the executive, and, in the judgment of the executive, is due to, and which occurs within six months of:

•

the assignment to the executive of any duties inconsistent with the executive’s title and status in effect prior to the change in control, a material increase or decrease in the executive’s responsibilities at the Company from those in effect immediately prior to the change in control, or an adverse alteration in the nature or status of such responsibilities (other than any such alteration to the extent incidental to the fact that the Company may no longer be a public company);

•	a reduction by the Company of the executive’s base salary from such salary in effect prior to the change in control;

•

the relocation of the Company’s principal executive offices to a location outside the Atlanta, Georgia metropolitan area, or the Company’s requiring the executive to be based anywhere other than the Company’s principal executive offices (or other office within the same metropolitan area as any office principally used by the executive during the year preceding the change in control), except for required travel on the Company’s business to an extent substantially consistent with the executive’s business travel obligations prior to the change in control;

•

the failure by the Company, without the executive’s consent, to pay to the executive any portion of the executive’s then-current compensation (including base salary and annual bonus to the extent payable under the terms of annual bonus programs in effect from time to time), or to pay to the executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, in each case within seven days of the date such compensation is due;

•

the failure by the Company to continue in effect any compensation plan in which the executive participates immediately prior to the change in control, which is material to the executive’s total compensation, including but not limited to the Company’s annual bonus plan, stock option plan, or any similar or substitute plans adopted prior to the change in control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the executive’s participation in such plan (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided (or potentially available under incentive compensation programs) and the level of the executive’s participation relative to other participants, as existed immediately prior to the change in control;

•

the failure by the Company to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of the Company’s life insurance, medical, health and accident or disability plans in which the executive was participating immediately prior to the change in control, or the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or would deprive the executive of any material fringe benefit otherwise enjoyed by the executive immediately prior to the change in control; or

•	the failure of any successor to assume this agreement.

In addition, the agreements provide that if any of the compensation or benefits payable, or to be provided, to the executive by the Company under the agreement or otherwise are treated as “excess parachute payment” defined in Section 280G(b)(1) of the Code (whether alone or in conjunction with payments or benefits outside of the agreement), the compensation and benefits provided under the agreement or otherwise will be modified or reduced to the extent necessary so that the compensation and benefits payable or to be provided to the executive under the agreement that are treated as severance payments, as well as any compensation or benefits provided outside of the agreement that are so treated, shall not cause the Company to have paid an “excess parachute payment”.

The non-compete provision under each of Dr. Mackay’s Amended and Restated Executive Protection Agreement and Mr. Shell’s Amended and Restated Executive Protection Agreement provides that for a period of six months following his termination of employment for any reason, he will not (a) organize or form any other business that will compete with the business of the Company (as defined below) or (b) engage in the executive management of, or provide consulting services concerning the executive management of, any person or business entity that competes with the business of the Company, other than the Company or its affiliates within the territory for which he is providing services at the time of his termination. Business of the Company is defined as the design, development, manufacturing, sale and provision of wireless connectivity solutions addressing the enterprise mobility, communications-on-the-move, tracking and in-flight connectivity markets for commercial and government users, including but not limited to aviation, defense and space, LXE and global tracking.

Additional Information About the EAICP, EPB Plan and Stock Plans.

Each of the EAICP and the EPB Plan has definitions of change in control that are substantially similar to the definition described above. The stock option agreements under the Stock Plans provide for accelerated vesting of outstanding stock options as follows:

•

a tender offer or exchange offer has been made for shares of the common stock, other than one made by the Company, provided that the corporation, person or other entity making such offer purchases or otherwise acquires shares of common stock pursuant to such offer; or

•	any person or group (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), becomes the holder of 50% or more of the outstanding shares of common stock.

The consummation of the Offer and the Merger would constitute a change in control under the EAICP and the EPB Plan, and would accelerate vesting of outstanding stock options issued pursuant to the Stock Plans.

For more information relating to these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company.”

Projected Financial Information

In connection with Parent’s due diligence review, the Company provided to Parent certain projected financial information concerning the Company, including certain non-risk adjusted unaudited financial forecasts prepared by its management (the “Projections”). Set forth below are summaries of the Projections provided to Parent. The inclusion of the Projections in this Statement should not be regarded as an admission or representation of the Company, Purchaser or Parent, or an indication that any of the Company, Purchaser or Parent or their respective affiliates or representatives considered, or now consider, the Projections to be a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. The Projections are being provided in this document only because the Company made them available to Parent in connection with Parent’s due diligence review of the Company. None of the Company, Purchaser or Parent or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any shareholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are the responsibility of the Company’s management. The Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the Projections presented in this Statement, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the Projections, and accordingly assumes no responsibility for them and disclaim any association with them. The ultimate achievability of the Projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 and subsequent filings made with the SEC. The Company has made publicly available its actual results of operations for the quarter ended April 2, 2011. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 to obtain this information. See “Where You Can Find More Information.” Readers of this Statement are strongly cautioned not to place undue reliance on the Projections set forth below.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions and in the industries in which the Company operates creates significant uncertainty around the Projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Because the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

In addition, the Projections included non-GAAP financial measures under SEC rules, including the Company’s earnings from continuing operations before interest expense, income taxes, depreciation and amortization and excluding impairment-related charges, acquisition-related items, proxy contest costs and costs associated with the potential sale of the Company (“Adjusted EBITDA”) and the Company’s operating income, exclusive of impairment-related charges, acquisition-related items, proxy contest costs and costs associated with the potential sale of the Company (“Adjusted Operating Income”). In addition, certain projected information prepared by the Company’s management presented a measure of Adjusted EBITDA that added back stock-

based compensation. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. We have not provided a quantitative reconciliation of projected Adjusted EBITDA or Adjusted Operating Income. Not all of the information necessary for quantitative reconciliation is available to us at this time without unreasonable efforts; this is due primarily to variability and difficulty in making accurate detailed forecasts and projections. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

	Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E
Net Revenue
GRM	$213.9	$249.5	$291.3	$338.6
Aero-Connectivity	183.9	205.9	228.6	259.7
Total	$397.8	$455.4	$519.9	$598.3
% Growth	12.0%	14.5%	14.2%	15.1%
Gross Profit	$150.0	$171.5	$197.1	$230.5
% Margin	37.7%	37.7%	37.9%	38.5%
SG&A	($96.0)	($97.9)	($103.9)	($109.7)
R&D	(28.6)	(36.0)	(41.8)	(47.0)

Adj. Operating Income (1)	$25.4	$37.5	$51.4	$73.8
% Margin	6.4%	8.2%	9.9%	12.3%
Depreciation	$11.4	$12.1	$12.4	$12.7
Amortization	6.9	7.7	7.0	3.7
Other Adjustments	(0.8)	—	—	—

Adjusted EBITDA (2) (3)	$42.9	$57.4	$70.8	$90.2
% Margin	10.8%	12.6%	13.6%	15.1%
Stock-based Compensation (2)	2.0	2.0	2.0	2.0
Selected Cash Flow Items:
Changes in Working Capital	($14.3)	($10.0)	($6.0)	($5.0)
Cash Flow from Operations	22.0	38.1	53.1	68.7
Capital Expenditures	(15.0)	(18.0)	(21.0)	(24.0)

Note: Dollars in millions.

(1)	Excludes impairment-related charges, acquisition-related items, proxy contest costs and costs associated with a potential sale of the Company.

(2)

Earnings from continuing operations before interest expense, income taxes, depreciation and amortization, and excluding impairment-related charges, acquisition-related items, proxy contest costs and costs associated with a potential sale of the Company. In addition, certain projected financial information prepared by the Company’s management presented a measure of Adjusted EBITDA that added back stock-based compensation to Adjusted EBITDA, resulting in projected Adjusted EBITDA of $44.9 million, $59.4 million, $72.8 million, and $92.2 million, for the fiscal years ending December 31, 2011, 2012, 2013 and 2014, respectively.

(3)

The portions of Adjusted EBITDA attributible to the Company’s GRM and Aero-Connectivity businesses before deductions for certain corporate and other items that reduce total Adjusted EBITDA are as follows:

	Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E
Adjusted EBITDA
GRM	$22.9	$34.6	$42.8	$55.5
Aero-Connectivity	22.1	27.7	33.3	40.0

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the board of directors other than at a meeting of the Company’s shareholders as described above under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Representation on the Company’s Board of Directors.”

Shareholder Approval; Short Form Merger.

The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

In addition, under Section 14-2-1104 of the GBCC, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s shareholders.

Top-Up Option.

Pursuant to the terms of the Merger Agreement following the Acceptance Time, if Purchaser acquires more than a majority but less than one share more than 90% of the Shares outstanding on a fully-diluted basis, Purchaser has the option (the “Top-Up Option”) to purchase from the Company, subject to certain limitations, up to a number of additional Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their subsidiaries at the time of such exercise, shall constitute one Share more than 90% of the outstanding Shares on a fully diluted basis. The exercise price for the Top-Up Option may be paid by Purchaser entirely in cash or, at Purchaser’s election, in cash for the amount equal to at least the aggregate par value of the Top-Up Shares, and, with respect to the remaining amount, by delivery of a full recourse promissory note bearing interest at 2% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty. Each of EMS, Parent and Purchaser is required to use reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Option is exercised.

In addition, the Merger Agreement provides that the Top-Up Option shall not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. Prior to the exercise of the Top-Up Option, Purchaser could also acquire additional Shares through a subsequent offering period after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least one more Share than 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, Purchaser will effect the Merger under the “short form” merger provisions of the GBCC. Shareholders who have not sold their Shares in the Offer will have certain dissenters’ rights with respect to the Merger under the applicable provisions of the GBCC, if those rights are perfected. See Section 11 of the Offer to Purchase for more information regarding the Top-Up Option.

Dissenters’ Rights

Holders of Shares will not have dissenters’ rights in connection with the Offer. However, if Parent purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 14-2-1302 of the GBCC to demand appraisal of their Shares. If dissenters rights are applicable, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Section 14-2-1330 of the GBCC, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

Dissenters’ rights cannot be exercised at this time. If dissenters’ rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their dissenters’ rights and the procedures to be followed in order to perfect their dissenters’ rights before any action has to be taken in connection with such rights.

Each of Parent, Purchaser and the Company agreed in the Merger Agreement that in any appraisal proceeding with respect to any dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, any Shares issued pursuant to the Top-Up Option, or the payment by Purchaser to the Company of any consideration for any Shares issued pursuant to the Top-Up Option, should be considered by the court in connection with the determination in accordance with Article 13 of the GBCC of the fair value of the Shares in any appraisal proceeding.

The foregoing summary of the rights of shareholders seeking dissenters’ rights under Georgia law does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to Article 13 of the GBCC. The perfection of dissenters’ rights requires strict adherence to the applicable provisions of the GBCC.

Anti-Takeover Provisions and Georgia Law.

The GBCC generally restricts a corporation from entering into certain business combinations with an “interested shareholder”, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•

subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

The “fair price provisions” of the GBCC further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

The interested shareholder and fair price provisions of the GBCC do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. The Company has elected to be covered by these provisions in its bylaws. However, at a meeting held on June 12, 2011, the board of directors, among other actions, took action to exempt the transactions contemplated by the Merger Agreement from the interested shareholder and fair price provisions of the GBCC. Accordingly, the interested shareholder and fair price provisions set forth in the GBCC are inapplicable to the Offer and the Merger.

The Company conducts business in a number of states which have enacted similar anti-takeover laws. Should any person seek to apply any state anti-takeover law, Parent, the Company, and their respective boards of directors will, and are required by the Merger Agreement to, use commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Antitrust Laws

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and the Company anticipate filing their Premerger Notification and Report Forms on or about July 5, 2011. Accordingly, if a filing was made on July 5, 2011, the required waiting period under the HSR Act with respect to the Offer would expire at 11:59 p.m., New York City time, on or about July 20, 2011, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent, the waiting period with respect to the Offer would be extended for an additional period of 10 calendar days following the date of substantial compliance by Parent with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither its failure to make those filings nor a request for additional documents and information issued to the Company by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable to protect competition, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. In addition, Parent may terminate the Merger Agreement prior to the Outside Date if Parent fails to agree to certain required or requested divestiture conditions in connection with obtaining antitrust clearance, in which case Parent will be required to pay the Company a termination fee equal to $19.6 million, subject to other conditions as further described in Section 11 of the Offer to Purchase.

Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person seeking to prohibit the transaction or impose divestiture or other restrictive conditions, Purchaser may not be obligated to consummate the Offer.

Other Foreign Laws

Parent and its subsidiaries conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Based on a review of the information currently available about the businesses in which Parent and its subsidiaries are engaged, pre- merger notification filings are required to be made under the antitrust and competition laws of Austria, Canada, Italy and Brazil. Consummation of the Offer is conditioned on the termination or expiration of required waiting periods, and receipt of required approvals, under the applicable antitrust laws of Austria and Canada. Parent and the Company expect filing required notices and/or information forms with the applicable Austrian and Canadian governmental authorities at or around the time of submission of their respective Pre-Merger Notification and Report Forms under the HSR Act. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If the foreign antitrust authorities impose a judgment or order that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger or resulting in or seeking divestiture of Shares or divestiture of substantial assets of Parent or Purchaser, or the Company or its subsidiaries, or any such action is commenced by an applicable foreign governmental entity seeking such consequences, Parent and Purchaser are not obligated to consummate the Offer and may terminate the Merger Agreement prior to the Outside Date as described in Section 11 of the Offer to Purchase.

FCC Approval

Under the Communications Act of 1934, as amended (the “Communications Act”), no license granted by the Federal Communications Commission (the “FCC”) may be transferred or assigned except upon application to the FCC and upon a finding by the FCC that the public interest, convenience, and necessity will be served by the grant of the application. The Company holds a number of FCC licenses.

As of June 20, 2011, the Company and the Purchaser jointly filed multiple applications seeking FCC approval for the transfer of control of these licenses. The FCC must place certain of the applications on public notice. Once on public notice, interested parties may object to or comment on the proposed transaction. After considering the applications and any filed comments, the FCC will approve, deny or subject the applications to further review. The Company and the Purchaser have agreed to use reasonable best efforts and take all appropriate actions necessary to obtain FCC approval of the applications. FCC approval is a condition to the consummation of the Offer (the “FCC Condition”). If the FCC Condition is not satisfied at the scheduled expiration date of the Offer, and there remains a reasonable expectation that the FCC Condition will be satisfied, then the Purchaser will extend the Offer in increments up to 10 business days each until the FCC Condition is satisfied, except that Purchaser has no obligation to extend the Offer past the Outside Date. If the FCC Condition has not been satisfied by the Outside Date, then Purchaser may terminate the Offer.

Forward-Looking Statements

This Statement includes forward-looking statements regarding the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby that are not historical or current facts and deal with potential future circumstances and developments. Statements that are not historical or current facts and statements preceded by, followed by, or that include the words “future”; “expect”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many Shares will be tendered into the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in the Company’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the materials filed with the SEC in connection with the Offer and Merger. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date hereof, except as required by applicable law. Copies of the Company’s SEC filings are available at the SEC’s website at www.sec.gov.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated June 27, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)
(a)(2)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)
(a)(4)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)

(a)(5)

Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)

(a)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Statement)*
(a)(7)	Press release issued by the Company on June 13, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by the Company on June 13, 2011)
(a)(8)	Press release issued by Parent on June 13, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent on June 13, 2011)
(a)(9)	Opinion Letter of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Annex II attached to this Statement)*
(a)(10)	Letter provided by the Company to all Company employees on June 13, 2011 (incorporated by reference to the Schedule 14D9—C filed by the Company on June 13, 2011)
(a)(11)	Frequently Asked Questions about the Offer and Merger (incorporated by reference to the Schedule 14D9—C filed by the Company on June 13, 2011)
(a)(12)	Letter provided by the Company to customers of the Company on June 13, 2011 (incorporated by reference to the Schedule 14D9—C filed by the Company on June 13, 2011)
(a)(13)	Frequently Asked Questions about the Offer and Merger for the Company’s employees (incorporated by reference to the Schedule 14D9—C filed by the Company on June 13, 2011)
(a)(14)	Presentation made to all employees of the Company on June 13, 2011 (incorporated by reference to the Schedule 14D9—C filed by the Company on June 13, 2011)
(a)(15)

Summary Advertisement as published in The Wall Street Journal on June 27, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)

(a)(16)

Press Release issued by Parent on June 27, 2011 announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed with the SEC by Parent and Purchaser on June 27, 2011)

Exhibit Number	Description
(e)(1)

Agreement and Plan of Merger, dated June 13, 2011, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on June 13, 2011)

(e)(2)

Second Amended and Restated Articles of Incorporation of EMS Technologies, Inc., effective March 22, 1999 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009).

(e)(3)

Bylaws of EMS Technologies, Inc. as amended and restated through November 5, 2010 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010).

(e)(4)	EMS Technologies, Inc. Shareholder Rights Plan (incorporated by reference to Exhibit 4.1 to the Company’s report on Form 8-A/A dated January 7, 2011).
(e)(5)

Amendment No. 1 to Amended and Restated Shareholder Rights Plan, dated as of June 12, 2011 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2011).

(e)(6)

Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(7)

Form of Indemnification Agreement between the Company and each of Timothy C. Reis, Gary B. Shell, Neilson A. Mackay and the Company’s Vice President and Chief Accounting Officer (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(8)

Summary of compensation arrangements with non-employee members of the board of directors, as revised on December 5, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010).

(e)(9)	Compensation Arrangements with Certain Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2010).
(e)(10)

Letter dated July 30, 2010 between the Company and Marion Van Fosson concerning the terms of his employment as General Manager of D&S (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010).

(e)(11)

EMS Technologies, Inc. Officers’ Deferred Compensation Plan, as amended and restated October 30, 2008 (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(12)

EMS Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors, as amended and restated October 30, 2008 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(13)

Form of Restricted Stock Award Memo evidencing shares of stock issued, subject to certain restrictions, to employees under the 2000 Stock Incentive Plan, together with related Terms of Restricted Stock, Form 5-02-08 (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(14)

Form of Stock Option Agreement evidencing options granted automatically to non-employee members of the board of directors upon their initial election to the board, under the EMS Technologies, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(15)	EMS Technologies, Inc. 2007 Stock Incentive Plan, effective May 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007).
(e)(16)

Form of Stock Option Agreement evidencing options granted automatically to non-employee members of the board of directors, upon each election to an additional one-year term of service, under the EMS Technologies, Inc. 2007 Stock Incentive Plan, together with related Terms of Director Stock Option, Form 5-18-07 (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(17)

Form of Stock Option Agreement evidencing options granted to executive officers under the EMS Technologies, Inc. 2007 Stock Incentive Plan, together with related Term of Officer Stock Options, Form 5/18/07 (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

Exhibit Number	Description
(e)(18)

Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(19)

Form of Indemnification Agreement between the Company and each of Timothy C. Reis, Gary B. Shell, Neilson A. Mackay and the Company’s Vice President and Chief Accounting Officer (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(20)

Form of Restricted Stock Award Restriction Agreement under the 2007 Stock Incentive Plan, entered between the Company and Gary B. Shell, Senior Vice President and Chief Financial Officer, and in substantially similar form with its Vice President and Chief Accounting Officer and one of its non-executive employees (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(21)

Severance Agreement dated December 2, 2010, between EMS Technologies, Inc. and Nim Evatt (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010).

(e)(22)

EMS Technologies, Inc. 1997 Stock Incentive Plan, as adopted January 24, 1997, and amended through May 10, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004).

(e)(23)

Form of Restricted Stock Award Restriction Agreement, dated July 28, 2006, under the 1997 Stock Incentive Plan, entered between the Company and Neilson A. Mackay, Executive Vice President of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).

(e)(24)

Form of Stock Option Agreement evidencing options granted after 2000 (other than in 2005) to executive officers under the EMS Technologies, Inc. 1997 Stock Incentive Plan, together with related Terms of Officer Stock Option, Form 1/25/01 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(25)

Form of Stock Option Agreement evidencing options granted in 2005 to executive officers under the EMS Technologies, Inc. 1997 Stock Incentive Plan, together with related Terms of Officer Stock Option, Form 1/25/01 (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(26)

Form of Stock Option Agreement evidencing options granted automatically to non-employee members of the board of directors, upon each election to an additional one-year term of service, under the EMS Technologies, Inc. 1997 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(27)	EMS Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).
(e)(28)

Form of Stock Option Agreement evidencing options granted in 2005 to employees under the EMS Technologies, Inc. 2000 Stock Incentive Plan, together with related Terms of Stock Option, Form 02/16/00 (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(29)

Form of Stock Option Agreement evidencing options granted (other than in 2005) to employees under the EMS Technologies, Inc. 2000 Stock Incentive Plan, together with related Terms of Stock Option, Form 02/16/00 (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(30)

Letter dated March 19, 2007 concerning compensation arrangements with President and Chief Executive Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(e)(31)

Form of Executive Protection Agreement dated as of March 7, 2011 between the Company and its Named Executive Officers other than the Chief Executive Officer (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2011).

(e)(32)

Executive Annual Incentive Compensation Plan as amended through March 7, 2011. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2011).

Exhibit Number	Description
(e)(33)

Amended and Restated Executive Protection Agreement between the Company and Neilson A. Mackay, dated June 12, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 16, 2011).

(e)(34)

Amendment No. 1 to March 19, 2007 Letter Agreement with Neilson A. Mackay, dated June 12, 2011 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2011).

(e)(35)	Amendment to the Employee Performance Bonus Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2011).
(e)(36)

Amendments to the 1997 Stock Incentive Plan, 2000 Stock Incentive Plan and 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 16, 2011).

(e)(37)	Amendment to the Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 16, 2011).
(e)(38)

Amended and Restated Executive Protection Agreement between the Company and Mr. Gary B. Shell, dated June 23, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 27, 2011).

(g)	Not applicable

Annex I—Information Statement, dated June 27, 2011

Annex II—Opinion Letter of Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ NEILSON A. MACKAY Name: Neilson A. Mackay Title: President and Chief Executive Officer

Dated: June 27, 2011

Annex I

EMS TECHNOLOGIES, INC.
660 Engineering Drive
Norcross, Georgia 30092

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about June 27, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.10 par value (the “Shares” or the “Common Stock”), of EMS Technologies, Inc., a Georgia corporation (“EMS”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Honeywell International Inc., a Delaware corporation (“Parent” or “Honeywell”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (the “Merger Agreement”), by and among Parent, Egret Acquisition Corp., a Georgia corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, Purchaser is required to commence a cash tender offer to purchase all outstanding Shares of the Company including the associated common stock purchase rights at a price of $33.00 per Share, in cash without interest, but less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal, (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is being made in accordance with the Merger Agreement. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 27, 2011. The Offer is scheduled to expire at midnight, New York City time, on July 25, 2011 (unless the Offer is extended or the Offer is earlier terminated), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will accept for purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on June 27, 2011.

The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

The Merger Agreement provides that, after the acceptance for payment of such number of Shares tendered pursuant to the Offer, Parent will have the right to designate a number of directors (the “Purchaser Designees”), rounded up to the nearest whole number, to the Board equal to the product of the total number of members of the Board multiplied by the percentage that the number of Shares beneficially owned by Parent or Purchaser or any of their Subsidiaries (including Shares accepted for payment and Shares acquired pursuant to the top-up option described herein) bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors. The Company is also required, upon the request of Purchaser, to either increase the size of the Board or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable Purchaser’s designees to be so elected or appointed to the Board and the Company cause such designees to be so elected or appointed. The Company is also required, if requested by Purchaser, to take all action necessary to cause Purchaser’s designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the board, to the extent permitted by applicable law and the rules of the Nasdaq Stock Market. Notwithstanding the foregoing, until the effective time of the Merger, the Board of Directors will always have at least three directors who are currently directors of the Company, are not officers of the Company and who are independent for purposes of continuing listing requirements of the Nasdaq Stock Market.

As a result of the provisions, Parent will have the ability to designate a majority of the Board of Directors following the consummation of the Offer.

Parent has informed the Company that it will choose the Purchaser Designees from, and in the order of, the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Purchaser Designee, the name, age of the individual as of June 22, 2011, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. The business address of each person listed in the table below is 101 Columbia Road, Morristown, New Jersey, 07962, and the telephone number of their principal executive offices is (973) 455-2000.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gordon M. Bethune	69

Mr. Bethune has served as a Director of Parent since 1999. Mr. Bethune is the retired Chairman of the Board and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. Mr. Bethune joined Continental Airlines, Inc. in February 1994 as President and Chief Operating Officer. He was elected President and Chief Executive Officer in November 1994 and Chairman of the Board and Chief Executive Officer in 1996, in which positions he served until his retirement in December of 2004. Prior to joining Continental, Mr. Bethune held senior management positions with the Boeing Company, Piedmont Airlines, Western Airlines, Inc. and Braniff Airlines. Additionally, Mr. Bethune served as Vice President/General Manager of the Boeing Renton division

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

where he was responsible for the manufacturing and design of the B757 and B737 aircraft programs. He is licensed as a commercial pilot, type rated on the B757 and B767 airplanes and the DC-3. He is also a licensed airframe and power plant mechanic. Mr. Bethune is also a director of Prudential Financial Inc. and Sprint Nextel Corporation. He previously served as a director of Willis Group Holdings Ltd. (2004—2008). Mr. Bethune was a director of Honeywell Inc. from April 1999 to December 1999.

Linnet F. Deily	66

Ms. Deily has served as Director of Parent since 2006. Ms. Deily was Deputy U.S. Trade Representative and U.S. Ambassador to the World Trade Organization from 2001 to 2005. From 2000 until 2001, she was Vice Chairman of The Charles Schwab Corp. Ms. Deily served as President of the Schwab Retail Group from 1998 until 2000 and President of Schwab Institutional—Services for Investment Managers from 1996 to 1998. Prior to joining Schwab, she was the Chairman of the Board, Chief Executive Officer and President of First Interstate Bank of Texas from 1990 until 1996. She is also a director of Chevron Corporation. Ms. Deily previously served as a director of Alcatel-Lucent (2006—2008) and Lucent Technologies (2005—2006).

Darius Adamczyk	45

Mr. Adamczyk has served as the President of Honeywell’s Scanning & Mobility division since July 1, 2008. Prior to that date, he was the Chief Executive Officer of Metrologic Instruments, Inc. from March 2007 until July 1, 2008, and the President of the Air Solutions division of Ingersoll Rand from August 2005 until March 2007.

Katherine L. Adams	47

Ms. Adams has served as Senior Vice President and General Counsel of Parent since April 2009. Prior to that, she served as Vice President and General Counsel of Parent from September 2008 to April 2009 and Vice President and General Counsel for Parent’s Specialty Materials business group from February 2005 to September 2008.

David J. Anderson	61	Mr. Anderson has served as Senior Vice President and Chief Financial Officer of Parent since June 2003.

Roger Fradin	57	Mr. Fradin has served as President and Chief Executive Officer of Parent’s Automation and Control Solutions business group since January 2004.

Thomas F. Larkins	50	Mr. Larkins has served as Vice President, Deputy General Counsel and Corporate Secretary of Parent since September 2002.

Timothy O. Mahoney	55

Mr. Mahoney has served as President and Chief Executive Officer of Parent’s Aerospace business group since September 2009. Prior to that, he served as Vice President of Parent’s Aerospace Engineering and Technology division and Chief Technology Officer from March 2007 to August 2009 and President of Parent’s Air Transport and Regional business unit from July 2005 to March 2007.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John J. Tus	52	Mr. Tus has served as Vice President & Treasurer of Parent since September 2003.

Robert A. Wilson	53	Mr. Wilson has served as the President of Parent’s Business & General Aviation business unit since September 2005.

Kathleen A. Winters	43

Ms. Winters has served as Vice President and Controller of Parent since July 2009. Prior to that, she served as Corporate Vice President–Business Analysis and Planning of Parent from November 2006 to July 2009 and Vice President–Finance for Specialty Materials’ Performance Products business from January 2005 to November 2006.

Based on the present principal employment and employment history of the Purchaser Designees listed above, which includes broad experience in the management and oversight of aerospace and defense and scanning and mobility businesses, Parent believes each of these individuals is qualified to serve on the Board.

It is expected that the Purchaser Designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than midnight, New York City time, on July 25, 2011, and that, upon assuming office, the Purchaser Designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not Purchaser Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of the close of business on June 22, 2011, there were 15,513,970 Shares issued and outstanding.

EMS’ Current Board of Directors

Set forth below are the names, ages and biographical information of the current directors.

Name of Director	Age	Year First Elected Director	Position and Biographical information
Amb. John R. Bolton	62	2009

Amb. Bolton is an attorney, currently of counsel with the Washington office of Kirkland & Ellis, and earlier a partner at Covington & Burling. Among other legal positions, he has served as Assistant Attorney General for the Justice Department Civil Division (1988-1989), the Department’s largest litigating division, and Assistant Attorney General for Legislative Affairs (1985-1988), managing the Department’s relations with Congress. His practice has included international corporate litigation, antitrust, constitutional law, and public policy representation. Amb. Bolton has long been involved in international affairs. He is a Senior Fellow at the American Enterprise Institute, focusing on foreign and national security policy. Previously, he served as United States Permanent Representative to the United Nations (2005-2006) and Under Secretary of State for

Name of Director	Age	Year First Elected Director	Position and Biographical information

Arms Control and International Security (2001-2005). Prior to this period of government service, he was also at the American Enterprise Institute. Under the George H.W. Bush administration, Amb. Bolton served as Assistant Secretary of State for International Organization Affairs (1989-1993). He has served as a director of Diamond Offshore Drilling, Inc., a leading, global offshore oil and gas drilling contractor, since 2007, and is currently a Senior Adviser to the Rhone Group, a private equity firm.

Individual Qualifications: Amb. Bolton brings valuable knowledge and skills to the Board of Directors as a result of over 30 years experience with governmental and public policy issues and 20 years as a practicing attorney. Amb. Bolton has unparalleled experience and insights with respect to foreign relations potentially affecting the Company’s defense and foreign sales from his many years of government service, including with the United Nations and U.S. Department of State, and his work with the American Enterprise Institute. In addition, Amb. Bolton has significant leadership experience and negotiation tactics skills. Amb. Bolton also brings the experience of serving as a director of another public company, Diamond Offshore Drilling, Inc.

Hermann Buerger	67	2003

Until 2004, Mr. Buerger was a Regional Board Member and CEO of the Americas, Commerzbank AG, where he held various management positions over a 30-year career. Mr. Buerger has been a member of the International Advisory Board of Unibanco of Sao Paulo, Brazil (2002-2004), and of the Advisory Board of the Wharton Real Estate Center (1997-2004). Mr. Buerger is a director of Sapient Corporation (since 2006), a global services company that helps clients leverage marketing and technology to transform their businesses, where he chairs the audit committee. Mr. Buerger also served as a director of Alpha Natural Resource, Inc. (from 2008-2009), one of America’s premier coal suppliers, where he served on the audit committee. In the past, Mr. Buerger served as a director at Paging Network Inc, PTEK Holdings, Inc. (now Premier Global Services), Security Capital Group Incorporated and United Dominion Industries.

			Individual Qualifications: Mr. Buerger brings managerial and leadership skills and financial

Name of Director	Age	Year First Elected Director	Position and Biographical information

expertise and experience to the Board of Directors as a result of his career in the banking industry. He has extensive senior management expertise through his management of Commerzbank, a major banking operation, for over 30 years. Mr. Buerger has also served as a director and on the audit committees of multiple public companies, including as an “audit committee financial expert.” With a BA in Economics and an MBA in Finance, his expertise includes financial statement analysis and managing risks in market, credit and liquidity. Mr. Buerger provides valuable direction to the Company concerning its financial management.

Joseph D. Burns	49	2010

Mr. Burns is the Managing Director of Technology and Flight Test (2010) at United Airlines, where he has been employed since 1992. Other positions at United have included Managing Director—Flight Standards (2003-2009), FAA Certificate Director of Operations (2008-2009), and Director—Flight Standards (2002-2003), in addition to service as an active pilot currently flying Captain on Airbus aircraft. Mr. Burns currently serves on the Executive Advisory Board for Position, Navigation, and Time (GPS), the FAA’s NextGen Advisory Council Subcommittee, the Advisory Board for the National Center for Atmospheric Research, and as Chairman of the ATA Air Traffic Control Council. He is former Vice Chairman of the Airborne Internet Consortium, an industry/government group working on standards and applications for Internet use on commercial aircraft, as well as Chairman of ATN Systems, Inc., an airline-held Datalink consortium. He holds both an M.B.A. and an engineering degree, as well as multiple patents related to communications, security and sensor technologies. Mr. Burns has also served in engineering and executive management positions with various privately owned technology companies.

Individual Qualifications: Mr. Burns brings direct, high-level experience with commercial aviation connectivity equipment and systems, with next-generation systems for aviation operations, navigation and surveillance, and with related customer requirements and applicable standards, both as currently in effect and as likely to evolve in the future, to the Board of Directors. He acquired this experience through

Name of Director	Age	Year First Elected Director	Position and Biographical information

his positions at United Airlines and his leadership roles at a number of leading airline industry research and advisory organizations. Mr. Burns’ engineering and aviation background make him uniquely qualified to oversee and understand technical issues at the Company. Additionally, Mr. Burns brings to the Board of Directors management and leadership experience from companies and organizations he has worked with that focus on aviation connectivity issues.

John R. Kreick, Ph.D.	66	2003

Dr. Kreick is a senior executive with over 40 years of experience in the electronics and utility sectors. Starting with Sanders, a defense contractor, in 1969, Dr. Kreick held various research and program management positions, advancing to general management and executive management positions, and was named President of Sanders, a Lockheed Company, in 1988. Dr. Kreick instituted programs to improve competitiveness by restructuring, focusing and enhancing technology, improving quality and reducing cost in response to reduced defense spending, with Sanders revenue essentially doubling during his tenure. In 1998, he retired from Sanders and became a private consultant on defense electronics matters. From 2001 to 2008, Dr. Kreick served as Chairman of the Board of CS Draper Laboratory, a research center for NASA and the Department of Defense. Dr. Kreick also serves (since 1998) as a director and (since 2003) as Chairman, and for five months during 2003 served as Chief Executive Officer, of The Pennichuck Corporation, a holding company for water-service utilities and real estate development in New Hampshire. He holds his Ph.D. in Physics from the University of Michigan.

Individual Qualifications: Dr. Kreick brings an exceptional understanding of our core technology for wireless connectively solutions, particularly as related to the defense, space and aviation connectivity businesses, to the Board of Directors. He gained his knowledge as a result of his experience as a private consultant in the defense electronics field, as well as through his senior roles with Draper Labs and Lockheed Martin. Furthermore, through these positions, Dr. Kreick brings to the Board of Directors over 20 years of management and leadership experience. Dr. Kreick’s experience also includes

Name of Director	Age	Year First Elected Director	Position and Biographical information
			service as a director and Chairman of another public company, Pennichuck Corporation.

Neilson A. Mackay	69	2010

Dr. Mackay has served as our President and Chief Executive Officer since November 2009. Previously, he was our Chief Operating Officer and Executive Vice President (July 2008-November 2009), and our Executive Vice President—Strategy (December 2007-July 2008). From March 2007 until December 2007, he held the positions of Vice President—Corporate Development and President of SATCOM, and from 2001 to 2007, he served as Senior Vice President and General Manager of SATCOM. He joined the Company in January 1993, when the Company acquired an Ottawa, Ontario-based space satellite communications business of which he at that time served as President. Dr. Mackay’s prior executive experience also includes service as Chief Executive Officer of multiple technology and aviation companies, including GEAC Computers, of Toronto, Ontario; Innotech Aviation Ltd., of Montreal, Quebec; and the Trinidad and Tobago Telephone Company, of Trinidad and Tobago. Dr. Mackay earned a Ph.D. in electronics and communications engineering from Sydney University, Australia, and a B.Eng. with distinction from McGill University, Montreal. He is a recipient of the Canadian Business Aviation Association’s lifetime achievement award for service to the aviation industry.

Individual Qualifications: Dr. Mackay brings to the Board of Directors over 30 years of chief executive officer and senior leadership experience in the electronics, communications and aviation markets. He is the architect of our mobile connectivity strategy which, supported by four key acquisitions, has significantly deepened our reach into global resource management and aero connectivity. In his first year as our chief executive officer, we experienced our highest EBITDA margin in our 40 year history. Previously, during Dr. Mackay’s tenure as head of EMS SATCOM, that business became the most profitable business unit in the company and an undisputed leader in commercial aviation satellite communications. Dr. Mackay also brings to the Board broad experience as a change-management executive, leading Innotech Aviation successfully through the 1980s recession, and, after raising some $600 million in funding and forging global partnerships,

Name of Director	Age	Year First Elected Director	Position and Biographical information

installing a modern telecommunications system in the country of Trinidad and Tobago. In addition, Dr. Mackay provides to the Board the benefits of his significant experience as a company director, having served on a number of boards in relevant industries, including BWIA Airlines, Innotech Aviation and the Trinidad and Tobago Telephone Company, as well as industry associated boards including TechAmerica and the Queen’s University Innovation Council.

John B. Mowell	76	1984

Mr. Mowell has served as the Chairman of the Board since 2001 and as a director since 1984. In addition, Mr. Mowell served as interim Executive Director of the Company from December 2009 until December 2010 which enabled the Company during that period to maintain its DoD Facility Clearance License required for the performance of certain classified U.S. government programs. Mr. Mowell is the President of Mowell Financial Group, Inc., Tallahassee, FL, an investment management firm (since 1981). He also serves as a director and Chairman of the Board for Entegrion Inc., a privately held medical technologies company, Triangle Park, NC (since 2007) Mr. Mowell was formerly Chairman of the Board (1981-1990) and Chief Executive Officer (1985-1989) of Reflectone, Inc., Tampa, FL, a manufacturer of highly advanced aircraft flight simulators and training systems for commercial and military markets. Mr. Mowell previously served five years as senior partner and portfolio manager of Carret and Company, a New York City investment management firm, where he directed its southern operations. Mr. Mowell is past Chairman of the Florida State Board of Administration’s Investment Advisory Council for the $100 billion Florida State Teacher’s Retirement Fund; the Founding President, past Chairman and Chairman Emeritus of The Economic Club of Florida. He currently serves as a member of the National Council of the American Enterprise Institute (AEI), Washington, DC. Mr. Mowell graduated from the Wharton School of Commerce and Finance and received an honorary doctorate degree in aviation in recognition of his extensive contributions to the highly regarded aviation program at Rocky Mountain College.

			Individual Qualifications: Mr. Mowell brings valuable knowledge and understanding of our business and operations to the Board of

Name of Director	Age	Year First Elected Director	Position and Biographical information

Directors as a result of his extensive, long-term experience in the development of the company, and as its Chairman since 2001. In addition, Mr. Mowell has broad experience with capital and financial markets, including both commercial and investment banking markets, from his position with Mowell Financial Group, Inc. as well as a member of the board of directors of a significant regional national bank. In addition, Mr. Mowell’s roles as Chairman of the Board and Chief Executive Officer of Reflectone, Inc., a publicly traded NASDAQ company which was sold to British Aerospace, plc, along with his leadership roles with other business enterprises, bring to the Board of Directors management and leadership experience as well as prior public-company experience.

The Honorable Thomas W. O’Connell	64	2007

Mr. O’Connell is a private consultant on defense matters. He is a member of the board since 2007. Previously, Mr. O’Connell was Assistant Secretary of Defense for Special Operations and Low-Intensity Conflict (2003-2007) and Senior Manager, Intelligence and Information Systems with Raytheon Company (1996- 2003). Mr. O’Connell retired from the U.S. Army in 1995 as a Colonel, after a highly decorated 27-year career that included a three-year assignment as Deputy for Command Support at the Central Intelligence Agency, and numerous command assignments in intelligence and special operations, with combat in Vietnam, Grenada, Panama and Southwest Asia. Mr. O’Connell is a member of the U.S. Army Intelligence Hall of Fame.

Individual Qualifications: Mr. O’Connell brings to the Board of Directors exceptional experience and insight into the military strategy process, military initiatives related to sophisticated communications capabilities, and likely directions of military systems/equipment priorities, particularly those related to long-term counter-terrorism strategies.

Bradford W. Parkinson, Ph.D.	76	2006

Dr. Parkinson is an aerospace and executive management consultant. He served as the Edward C. Wells Endowed Chair professor (emeritus) at Stanford University and a Professor of Aeronautics and Astronautics at Stanford University since 1984. He was the original program director and chief architect of

Name of Director	Age	Year First Elected Director	Position and Biographical information

the Global Positioning System (“GPS”). As a Professor at Stanford, he founded the GPS Laboratory that first demonstrated robotic farm tractors and aircraft blind landings, using GPS alone. In 2003, Dr. Parkinson was awarded the Draper Prize (sometimes called the Nobel Prize for Engineers) by the National Academy of Engineering for his role as chief architect and original Program Director of GPS. Since 1984, he has been a member of the Board of Directors of Trimble Navigation Limited, Sunnyvale, CA, which provides advanced geographical positioning solutions, typically to commercial and governmental users. From 1998 to 1999, he served as Trimble’s President and Chief Executive Officer while that company was seeking a permanent Chief Executive Officer. He helped to lead the company back to profitability and its stock value tripled in one year (1999-2000). In 1979, Dr. Parkinson served as group vice president for Rockwell International directing business development and advanced engineering. In addition, Dr. Parkinson founded and co-directed a Stanford short course on managing innovation for six years, and has taught seminars and short courses on strategic planning for over 30 years. As an executive, he has participated in taking two high-technology companies public. Dr. Parkinson served as a Director of Navigation Technology Ventures, a company devoted to “angel round” funding of startups, and as Chairman of the Board of Trustees of Aerospace Corporation, a private high tech nonprofit corporation that has operated a federally funded research and development center for the United States Air Force since 1960. He is a fellow of five professional societies and editor of the best-selling American Institute of Astronautics and Aeronautics book GPS Theory and Applications. He is active on numerous advisory boards to US government and has served as a Director of a number of other companies for over 25 years.

Individual Qualifications: Dr. Parkinson brings to the Board of Directors a unique perspective into practical applications of engineering and technology as a result of his expertise and understanding of Aeronautics and Astronautics and the related engineering technology gained through his 27 year academic career, his service on numerous advisory boards, including the NASA Advisory Council, and his experience as

Name of Director	Age	Year First Elected Director	Position and Biographical information

a consultant in the aerospace field. In particular, as the chief architect and original Program Director of GPS, Dr. Parkinson has a unique ability to understand and oversee the Company’s complex technical projects and issues, particularly those utilizing satellite and GPS technologies. Dr. Parkinson also has 27 years of experience serving on the board of a public company, Trimble Navigation Limited, whose business is the development and marketing of products based on advanced engineering capabilities.

Norman E. Thagard, M.D.	67	1998

Dr. Thagard is currently an aerospace and aerospace medicine consultant. He is a member of the board (since 2007) and chairman of the compensation committee of Entegrion, Inc., a privately-held biomedical start-up company located in Research Triangle, North Carolina. He is a member of the Standing Review Board for NASA’s Human Research Program, with responsibility for oversight of $160 million annual budget. He is also a public speaker. From January 1996 through 2009, Dr. Thagard was the Bernard F. Sliger Eminent Scholar Chair and Professor of Electrical Engineering, Florida State University, and Associate Dean for College Relations, FAMU-FSU College of Engineering. He was co-founder and executive director of the Challenger Learning Center of Tallahassee from 1998 through 2009. Dr. Thagard received his executive MBA from the University of Florida in 2007, and is a member of the Beta Gamma Sigma business honor society upon graduation. He served as President of the Economic Club of Florida for the year 2009 and is Immediate Past Chair of the Club. From July 1978 until January 1996, Dr. Thagard as one of 35 astronauts selected in 1978 from an applicant pool of 8,079, participated in four Space Shuttle missions and was the Cosmonaut Researcher for an expedition to Russia’s MIR Space Station, becoming the first American to serve as a member of a Russian crew. At the time of his retirement from NASA, he held the U.S. record for the longest space flight (115 days) and the most time in space (140 days). Dr. Thagard holds numerous NASA medals as well as professional society superior achievement awards and Aviation Week and Space Technology magazine’s 1995 “Laurels Award.” He is a fellow in the American Institute of Aeronautics and Astronautics. Dr. Thagard holds B.S. and M.S. degrees in electrical

Name of Director	Age	Year First Elected Director	Position and Biographical information

engineering and has published a number of articles on digital and analog electronic design. Additionally, he earned a degree in medicine in 1977 and was a licensed physician until 2006. Dr. Thagard was also a Captain in the United States Marine Corp. flying 163 combat missions in Vietnam as an F4 fighter pilot.

Individual Qualifications: Dr. Thagard brings to the Board of Directors 18 years of direct experience with space flight and associated engineering requirements, as well as leadership skills gained through serving as a NASA astronaut. Dr. Thagard also has significant expertise with electrical engineering concepts gained through his academic positions. Through these experiences, Dr. Thagard has important insight into the Company’s application of engineering and technology, particularly with respect to aviation. Dr. Thagard also brings to the Board of Directors expertise with executive compensation and business management concepts from his role as a director and chairman of the compensation committee of another public company, Entegrion Inc.

John L. Woodward, Jr., Lt. Gen. USAF (ret.)	64	2003

Associate Partner since 2003, and Senior Executive Vice President—National Security Business Development since 2005, at Accenture, a global management consulting, technology services and outsourcing company. Mr. Woodward retired in 2002 from the U.S. Air Force as a Lieutenant General with 34 years’ experience. During his Air Force career, Mr. Woodward held a wide variety of positions related to communications and command and control systems, including experience with space operations and acquisition management. His last assignment prior to retirement was as Deputy Chief of Staff for Communications and Information, and Deputy Chief Information Officer, at Air Force Headquarters in Washington D.C. from 2000 until 2002.

Individual Qualifications: Mr. Woodward brings to the Board of Directors extensive experience with military communications requirements and systems, including space-related systems, both as a high-level military officer and as an active consultant to companies marketing to national security organizations.

Director Independence

As required under Nasdaq Stock Market listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the board. In addition, our Guidelines for Corporate Governance require that members of our Board of Directors other than the Chief Executive Officer be independent within the meaning of the Nasdaq listing standards. Our Guidelines for Corporate Governance also require that the Chief Executive Officer and any other fully employed director not serve on more than one other public company board, and that all other directors not serve on more than two other public company boards. Consistent with the applicable Nasdaq listing standards and the requirements of our Guidelines for Corporate Governance, our Board of Directors reviewed and analyzed the independence of each director and director nominee. In particular, the Board of Directors considered Mr. Mowell’s short-term position as our Executive Director and the compensation that he received in this position. Consistent with Nasdaq listing standards, the Board of Directors determined that this interim employment, which lasted less than one year, and the related compensation did not disqualify Mr. Mowell from being considered independent. After review of all relevant transactions or relationships between each director, director nominee, or any of his or her family members, and the Company, our senior management and our independent auditors, our Board of Directors has affirmatively determined that all of the directors and director nominees other than Dr. Mackay are independent directors within the meaning of the applicable Nasdaq listing standards.

Meetings of the Board of Directors

During the last fiscal year, the Board held seven meetings. No director attended fewer than 75% of the aggregate of all meetings of the Board and of all committees on which he served.

The Company encourages the members of its Board to attend the Annual Meeting of Shareholders, and seeks to schedule Board meetings in a manner that facilitates such attendance. At the Annual Meeting held in 2010, all of the ten Board members elected at that time were in attendance.

Shareholders who wish to communicate with members of the Board of Directors may do so by mail addressed to the Chairman of the Board, c/o the Secretary, at the address for our principal executive offices appearing on the first page of this Information Statement. Items so addressed will be forwarded unopened to the Chairman.

The Board’s Leadership Structure

The Board believes that it can most effectively meet its responsibilities for supervising and evaluating the CEO, and for encouraging free and open communication among the non-employee directors, by separating the offices of CEO and Chairman of the Board, and has maintained this structure since 2001. Further, this structure permits the CEO to focus on the management of our day-to-day operations.

The Board’s Committee Structure

In discharging its responsibilities, the Board maintains various Committees, as follows:

Audit Committee. The Audit Committee currently comprises Messrs. Buerger (Chairman), Mowell and O’Connell and Drs. Kreick and Thagard. Mr. Mowell rejoined the Committee in February 2011 having previously served as a member through 2009. Additional information about the Audit Committee and its responsibilities, processes and actions appears under the section titled “Audit Matters” in this Information Statement.

Compensation Committee. The Compensation Committee currently comprises Drs. Thagard (Chairman) and Parkinson, and Messrs. Mowell and Woodward. Mr. Mowell rejoined the Committee in February 2011, having previously served as a member through 2009. Additional information about the Audit Committee and its responsibilities, processes and actions appears under the section titled “Executive Compensation and Related Matters” in this Information Statement.

Governance Committee. The Governance Committee currently comprises Messrs. Mowell (Chairman) and Bolton and Drs. Kreick and Parkinson. The Governance Committee is responsible for reviewing, and for reporting to the full Board concerning, our practices and policies for the allocation and exercise of corporate authority by and among the Board and its committees and the senior corporate officers, and for oversight of the Board’s discharge of its responsibilities with respect to our processes for identifying and managing various enterprise risks. The Committee also considers the general qualifications to be sought in Board members, as well as the compensation of non-employee Board members, and reports to the full Board with respect to these matters. The Committee’s Charter is available on our website, at www.ems-t.com, under the link for “Investor Relations.” Our Guidelines for Corporate Governance, which have been adopted by the Board upon the recommendation of the Governance Committee, are also available under that link.

In seeking and evaluating prospective members of the Board, the Governance Committee considers the nature and scope of our business activities, and the capacity of the Board to provide oversight and positive contributions in areas of particular significance to the long-term creation of shareholder value. While the Company does not have a formal diversity policy with respect to Board composition, the Committee believes diverse professional backgrounds, viewpoints and skills should be represented on the Board, and particularly seeks experience and capability in the areas of finance and accounting; technology, markets and customer needs related to our wireless connectivity businesses; telecommunications, resource tracking, space and defense industries and programs; and business and manufacturing operations. The Committee believes that individual candidates should also demonstrate proven success in business environments, high levels of commitment, adequate availability to actively participate in the Board’s affairs, and high levels of integrity and sensitivity to current business and corporate governance trends. Before recommending a candidate to the full Board, all members of the Committee participate in meetings with the candidate, and the Committee also seeks to arrange meetings between the candidate and other Board members.

Candidates are typically identified by other Board members or in Board-member discussions with third parties. The Committee will also consider individuals recommended by shareholders. A shareholder who wishes to recommend a candidate for consideration by the Committee should do so in writing addressed to the Committee at the Company’s address appearing on the first page of this Information Statement. Candidates recommended by shareholders will be considered according to the same standards of perceived Company need and potential individual contribution as are applied to candidates from other sources.

Other Committees. Other committees on which various directors currently serve are the Science & Technology Committee, comprising Drs. Kreick (Chairman) and Parkinson, and Messrs. Bolton, Burns and O’Connell, which has authority to review and make recommendations concerning scientific and technological trends and perceived opportunities for our technological capabilities; and the Stock Incentive Plan Committee, comprising Mr. Woodward and Dr. Thagard, which is generally responsible for administering our stock incentive plans with respect to the participation of employees who are not officers or directors.

The Board’s Oversight of Enterprise Risk

As previously noted, the Governance Committee is responsible for the organization of the Board’s discharge of its oversight responsibilities with respect to our processes for identifying and managing various enterprise risks. In this capacity, the Governance Committee develops recommendations for the full Board concerning categories of risk that should be considered in the process, and for assigning responsibility to particular established or ad hoc committees to review management’s processes related to each identified category, and for reporting to the Board on their findings. This structure reflects the Board’s belief that sensitivity to and concern for risks is important for all Board members, and general oversight responsibility should not be limited to a single committee, but rather should be shared among committees whose activities are otherwise relevant to the particular category of risk. For example, the Audit Committee is responsible for oversight of, among others, risks related to the accuracy of the financial reporting process, while the Science & Technology Committee oversees management’s processes related to identifying and protecting critical intellectual property. Each committee is expected to review, evaluate and discuss with management the processes that have been established to identify and control the various categories assigned to it, and to do so on a recurring basis governed by an annual calendar.

While management routinely reports to the Board with respect to significant issues that have been identified and prioritized by management, and with respect to uncertainties inherent in each operating unit’s business plans, the Board and management have also implemented a system of supplemental quarterly reporting intended to assure a structured process for periodic consideration by management of potential risk issues that are of sufficient materiality to be discussed with the Board. This additional system was adopted with a view to earlier identification and Board awareness of such issues.

Compensation Arrangements with Directors

Each director who is not an employee of the Company is paid a $40,000 annual retainer (in quarterly installments, of which $24,000 is paid in cash and $16,000 is deferred into phantom-stock units), $2,500 per Board meeting attended ($1,000 for telephonic participation), and $2,000 for committee meetings ($500 for telephonic participation) occurring on a day other than the day of either a Board meeting or another compensated committee meeting, or $500 for committee meetings occurring on the same day of either a Board meeting or another compensated committee meeting. An additional $1,000 is paid for the second day of multi-day Board or committee meetings. Travel expenses are paid to out-of-town directors, and an additional $1,000 each way is paid to a director traveling from a home located more than two time zones from a meeting site.

We also pay additional cash retainers as follows: to Mr. Mowell, in the amount of $100,000 per year, for his services as Chairman of the Board; to Mr. Buerger, in the amount of $20,000 per year, for his services as Chairman of the Audit Committee; to Dr. Thagard, in the amount of $10,000 per year, for his services as Chairman of the Compensation Committee; and to Dr. Kreick, in the amount of $10,000 per year, for his services as Chairman of the Science & Technology Committee.

We grant each director who is not an employee of the Company options to acquire shares of our common stock. These options include an initial grant of 15,000 shares, vesting 3,000 shares per year for the first five years of service, and further grants of 5,000 shares per year (vesting at the end of six months of further service) upon each election as a Board member by the shareholders. All options are granted at the fair market value of the common stock on the date of grant (which automatically occurs at the date of election). Upon the optionee ceasing to be a director for any reason, these options terminate and are forfeited to the extent that they are not exercisable at that time. Once exercisable, these options are not forfeitable and remain exercisable until the sixth anniversary of the date of grant. In connection with the Offer, all outstanding stock options will vest on the commencement of the Offer and are exercisable during the Offer (provided that shares are accepted for purchase pursuant to the Offer). In connection with the Merger, any unexercised stock options with an exercise price that exceeds the per share Merger consideration will be terminated and converted into cash at the effective time of the Merger.

We maintain a Deferred Compensation Plan for Non-Employee Directors (the “Directors Plan”). Under the Directors Plan, each non-employee director must defer 40% of the annual cash retainer into phantom-stock units valued at the date the cash retainer would otherwise have been paid, and may also defer into phantom-stock units all other amounts earned for service on the Board or its committees. The phantom-stock units are payable after the director is no longer a member of the Board, or after five years in the case of elective deferrals, subject to the director’s limited right to further defer payment. When payable, the phantom-stock units are converted to cash in an amount equal to the value, at the time of payment, of our common stock. The phantom-stock units have no minimum guaranteed value, accrue no minimum level of income, and have no voting rights. On June 12, 2011, the Board has amended the Directors Plan to provide that it will terminate at the effective time of the Merger, and that each participant’s deferral account will convert to cash and be paid to each participant in a lump sum within 30 days after the termination of the Directors Plan.

The following table discloses, for the year ended December 31, 2010, the compensation paid, earned or accrued to each of the non-employee directors that served during 2010.

Director Compensation in Fiscal 2010

Name	Fees Earned or Paid In Cash	Phantom-Stock Units Acquired(1)	Option Awards(2)	Total
John R. Bolton	$53,000	16,000	32,050	101,050
Hermann Buerger	69,500	16,000	32,050	117,550
Joseph D. Burns	33,500	12,000	96,150	141,650
Francis J. Erbrick(3)	—	31,000	—	31,000
John B. Mowell(4)	346,492	16,000	32,050	394,542
John R. Kreick	69,000	16,000	32,050	117,050
Thomas W. O’Connell	49,500	16,000	32,050	97,550
Bradford W. Parkinson	67,500	20,000	32,050	119,550
Norman E. Thagard	39,000	39,000	32,050	110,050
John L. Woodward, Jr.	48,500	16,000	32,050	96,550

(1)

Represents director compensation deferred into phantom-stock units under the Directors Plan. The aggregate number of phantom-stock units held by each director is included in the table under Director Share Ownership Guideline and our Directors’ Economic Commitment to our Stock below.

(2)

Represents the grant-date fair value of the option award to each Director upon election or re-election to the Board of Directors in 2010, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (“ASC 718”). Assumptions used to determine the grant-date fair value are provided in Note 8, “Stock-Based Compensation,” to the audited consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010. The aggregate number of option awards outstanding as of December 31, 2010 is as follows: Mr. Bolton — 20,000, Mr. Buerger — 44,000, Mr. Burns — 15,000, Mr. Erbrick — 27,000, Dr. Kreick — 29,000; Mr. Mowell — 32,000, Mr. O’Connell — 30,000, Dr. Parkinson — 35,000, Dr. Thagard — 32,000, and Mr. Woodward — 44,000.

(3)	Mr. Erbrick served as a Director until May 2010. He did not stand for re-election at the 2010 Annual Meeting of Shareholders.

(4)

During a portion of 2010, Mr. Mowell served as Executive Director in addition to Chairman, to comply at that time with Department of Defense regulations affecting our classified programs. This interim role required a substantial additional time commitment related to his executive oversight responsibilities with respect to the Defense & Space division. To appropriately compensate him, Mr. Mowell received $25,000 per month for services as both Chairman of the Board and Executive Director, paid in lieu of the $100,000 per year additional retainer for his services as Chairman. While he also received the same annual retainer, meeting fees and annual automatic option award as the other non-employee directors, he was not eligible for any of the incentive, stock option or other benefits provided to the other officers.

Director Share Ownership Guideline and our Directors’ Economic Commitment to our Stock

The Board has adopted a guideline for the directors’ economic commitment to our common shares. Under the guideline, directors are expected to hold shares or their economic equivalents equal to five times the cash portion of the annual Board retainer ($24,000), or $120,000. They have five years from the time they join the Board to achieve this guideline. In determining compliance, directors receive credit for issued shares that they hold and for phantom-stock units held under our Directors Plan but not for shares purchasable through unexercised options.

The phantom-stock units are received in lieu of cash payments to which the directors would otherwise be entitled as a result of service on the Board and its committees, as described above at Compensation Arrangements with Directors. The phantom-stock units are credited to each director at the market price of the common stock on the date the cash would otherwise have been paid.

Upon retirement from the Board, or in some cases after a holding period of not less than five years, the phantom-stock units are paid in cash, based on the market price of the common stock on the date of payment. Thus the value to the directors of the phantom-stock units is totally and solely dependent on the market price of the common stock, and the phantom-stock units are the economic equivalent of the common stock without voting or dividend rights

The following table shows the shares and phantom-stock units held, as of June 22, 2011, by each non-employee director currently serving that is a nominee for director in 2011:

Name	Shares Held	Shares Represented By Phantom-Stock Units	Aggregate Value(1)	Aggregate Value as Multiple of Annual Cash Retainer
John R. Bolton	5,000	1,887	$227,271	9.5
Hermann Buerger	12,226	5,801	594,891	24.8
Joseph D. Burns	—	1,083	35,739	1.5
John R. Kreick	4,000	7,532	380,556	15.9
John B. Mowell	70,448	13,180	2,759,724	115.0
Thomas W. O’Connell	—	3,276	108,108	4.5
Bradford W. Parkinson	3,000	7,739	354,387	14.8
Norman E. Thagard	5,474	10,925	541,167	22.5
John L. Woodward, Jr.	5,662	11,288	559,350	23.3

(1)	Calculated by multiplying the total number of shares and phantom-stock units by the tender offer price of $33.00

All of our directors that have five years or more of service currently meet the stock ownership guideline. Mr. Burns has committed to meet the guideline requirements within the specified five-year service period.

EMS’ Executive Officers

Set forth below are the names, ages, existing positions and biographical information of the current executive officers.

Name of Executive Officer	Age	Position and Biographical information
Neilson A. Mackay	69	President and Chief Executive Officer.Please see biography above under “EMS’ Current Board of Directors.”

Gary B. Shell	56

Senior Vice President, Chief Financial Officer and Treasurer.Mr. Shell was appointed Senior Vice President, Chief Financial Officer and Treasurer of the Company in May 2008. He previously served as Vice President, Finance from November 2007 and as Vice President, Corporate Finance (2004-2007), and in those capacities was the Company’s chief accounting officer. He had served as Director, Corporate Finance from 1998 to 2004. He joined the Company in 1983 as Corporate Financial Analyst. Mr. Shell is a certified public accountant, having formerly served on the audit staff of KPMG LLP.

Timothy C. Reis	53

Vice President and General Counsel.Mr. Reis became Vice President and General Counsel of the Company in August 2005. He is responsible for the legal affairs of the Company and its operating subsidiaries. Mr. Reis first joined the Company in 2001 as Assistant General Counsel. Previously, he was engaged in the private practice of law with King & Spalding and as in-house counsel for United Parcel Service and for Manufacturers Hanover, a New York bank,

Name of Executive Officer	Age	Position and Biographical information
		focusing his practice on intellectual property and technology transactions.

Nils A. Helle	58	Vice President and Chief of Staff.

Mr. Helle was appointed Vice President and Chief of Staff of the Company in September 2010. In this role, he oversees corporate development for EMS, which comprises mergers, acquisitions and integration activities, strategic planning, corporate communications and information technology. From 2007 to 2010, Mr. Helle served as Vice President, Strategic Initiatives leading the business development and acquisitions efforts for the Company. He joined EMS’ Canadian-based aviation business in 2002 and until 2006 he served that business in various positions including Director of Programs and Director of Marketing. Prior to joining EMS, Mr. Helle was Vice President of Strategic Initiatives for Stratos Global, a leading global provider of Mobile Satellite Services (MSS) to aeronautical, maritime and remote land users.

David M. Sheffield	49	Vice President, Finance and Chief Accounting Officer.

Mr. Sheffield became Vice President, Finance and Chief Accounting Officer of the Company in August 2008. From 2005 until 2008, Mr. Sheffield served as Vice President, Finance and Accounting, for Allied Systems Holdings, Inc., a vehicle-hauling company providing a range of logistics and other support services to the automotive industry. From 2003 to 2005, he served as Vice President and Chief Accounting Officer for Matria Healthcare, Inc. Mr. Sheffield, a certified public accountant, also held senior accounting and finance positions with Rubbermaid, Gulfstream Aerospace and Safety-Kleen, after beginning his career with Deloitte & Touche LLP.

Constandino Koutrouki	44	Vice President and General Manager, Global Resource Management.

Mr. Koutrouki was appointed Vice President and General Manager of the Company’s EMS Global Resource Management business unit in February 2011, a newly formed group created to align the strengths of, and gain more strategic coordination between, our LXE and Global Tracking businesses. He joined EMS in February 2009 following the Company’s acquisition of Satamatics Global Limited, a global telematics solutions provider, and served as Vice President and General Manager of the Company’s Global Tracking segment. Mr. Koutrouki joined Satamatics as Chief Financial Officer, and Chief Operating Officer in April 2006, and was named Chief Executive Officer in November 2007. Prior to joining Satamatics, he held various international management positions with Marconi Group’s telecom data networking equipment business, now a part of Ericsson.

Name of Executive Officer	Age	Position and Biographical information
John C. Jarrell	50	Vice President and General Manager, Aviation

Mr. Jarrell was appointed Vice President and General Manager of the Company’s Aviation segment in November 2010. From 2008 to 2010, Mr. Jarrell worked for Sensis Corporation, a world leader in aviation automation, where he served most recently as Vice President and General Manager of Air Traffic Systems and oversaw Sensis’ aviation business strategy. From 1998 to 2008, Mr. Jarrell held various positions at Société Internationale De Télécommunications Aéronautiques (“SITA”), the world’s leading provider of air transport-focused applications, communications and information technology infrastructure. In his most recent position at SITA, he served as Senior Vice President, Airport & Desktop Services and Regional Customer Service and Operation.

Marion H. Van Fosson	52

Vice President and General Manager, D&S.Mr. Van Fosson became Vice President and General Manager of the Company’s D&S segment in August 2010. From 2008 until 2010, Mr. Van Fosson served as Vice President and General Manager of the Military Vehicle Systems business unit for BAE Systems, Inc., the U.S. subsidiary of BAE Systems plc, a world leader in the global defense market. From 2005 to 2008, he served as Director, Business Development of the Vehicle Systems business unit for BAE Systems, Inc. Prior to joining BAE, he held senior leadership positions of increasing responsibility with Northrop Grumman Corp.’s Electro-Optical Systems division (formerly Litton Electro-Optical Systems), most recently as the Present of that division. Mr. Van Fosson served 22 years in the U.S. Army, retiring as a Colonel.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act, each executive officer, director and beneficial owner of 10% or more of our common stock is required to file certain forms with the SEC. A report of beneficial ownership of our common stock on Form 3 is due at the time such person becomes subject to the reporting requirement, and a report on Form 4 or 5 must be filed to reflect changes in beneficial ownership occurring thereafter. Based solely on a review of the copies of the forms furnished to us, we believe that all forms required to be filed by reporting persons were filed on a timely basis.

SECURITY OWNERSHIP

The following table sets forth certain information concerning shares of our common stock beneficially owned, as of June 22, 2011, by our directors, nominees and named executive officers, and, except as noted below, as of December 31, 2010, by persons who beneficially own more than 5% of the common stock. This information has been determined in accordance with Rule 13d-3 under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated, each person possessed sole voting and investment power with respect to the shares shown. In addition to the shares shown in the following table, the non-employee directors also hold non-voting deferred share units, acquired in lieu of all or a portion of their cash compensation; such deferred share units are summarized in the subsequent table. As of December 31, 2011, MMI Investments, L.P. and related entities and individuals (“MMI”) beneficially owned 1,184,700 shares of our common stock, representing approximately 7.7% of our outstanding common stock. On June 14, 2011, MMI filed an amendment to its Schedule 13D relating to its beneficial ownership of our common stock in which MMI disclosed that as of June 14, 2011 its beneficial ownership of our common stock had been reduced to 350,200 shares (or approximately 2.3%). Accordingly, MMI is no longer a beneficial owner of more than 5% of our common stock.

Name	Amount of Beneficial Ownership	Approximate Percent of Class
Eagle Asset Management, Inc.	2,475,993(1)	16.2%
880 Carillon Parkway St. Petersburg, FL 33716
BlackRock, Inc.	1,222,831(2)	8.0%
40 East 52nd Street New York, NY 10022
Dimensional Fund Advisors LP	866,162(3)	5.7%
Palisades West, Building One, 6300 Bee Cave Road Austin, TX, 78746
Richard A. Beyer	—	—
John R. Bolton	20,000(4)	*
Hermann Buerger	56,226(4)	*
Joseph D. Burns	15,000(4)	*
Russell G. Chew	—	—
John R. Kreick	33,000(4)	*
John B. Mowell	99,448(4)	*
Thomas W. O’Connell	30,000(4)	*
Bradford W. Parkinson	38,000(4)	*
Norman E. Thagard	37,474(4)	*
John L. Woodward, Jr.	45,662(4)	*
Neilson A. Mackay	180,539(4)	1.1%
Gary B. Shell	96,413(4)	*
Constandino Koutrouki	36,125(4)	*
Stephen M. Newell(5)	54,594(4)	*
Timothy C. Reis	70,782(4)	*
All directors and executive officers as a group (18 persons)	924,508(4)	5.7%

*	Percentage of shares beneficially owned does not exceed 1%

(1)

Eagle Asset Management, Inc. beneficially owns 2,475,993 shares, all of which it has sole voting power and sole dispositive power with respect thereto. Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G/A filed with the SEC on January 26, 2011.

(2)

BlackRock, Inc. beneficially owns 1,222,831 shares, all of which it has sole voting power and sole dispositive power with respect thereto. Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G/A filed with the SEC on February 4, 2011.

(3)

These shares are owned by various investment companies, commingled group trusts and separate accounts (collectively, the “DFA Funds”) for which Dimensional Fund Advisors LP (“DFA”) serves as investment adviser or manager. In certain cases, subsidiaries of DFA may act as an adviser or sub- adviser to certain of the DFA Funds. In its role as investment advisor, sub-adviser and/or manager, neither DFA nor its subsidiaries (collectively, “Dimensional”) possess voting and/or investment power over the shares of the Company that are owned by the DFA Funds. However, Dimensional may be deemed to be the beneficial owner of the shares of the Company held by the DFA Funds. Dimensional disclaims beneficial ownership of such shares. Of the shares set forth above, Dimensional has no voting power with respect to 22,914 shares. Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G filed with the SEC on February 11, 2011.

(4)

Assumes that all outstanding options will be exercisable within 60 days in the amount of 15,000 for Mr. Bolton, 44,000 for Mr. Buerger, 15,000 for Mr. Burns, 29,000 for Dr. Kreick, 29,000 for Mr. Mowell, 30,000 for Mr. O’Connell, 35,000 for Dr. Parkinson, 32,000 for Dr. Thagard, 44,000 for Mr. Woodward, 159,500 for Dr. Mackay, 87,500 for Mr. Shell, 62,925 for Mr. Reis, 42,025 for Mr. Newell, 35,000 for Mr. Koutrouki, and 766,875 for all directors and executive officers as a group. For Mr. Mowell, these totals also include 9,800 shares as to which he shares voting and investment power with a family member but disclaims beneficial ownership.

(5)

In February 2011, in connection with the reorganization of our LXE division into the new Global Resource Management operating group, Mr. Newell ceased to be an executive officer of the Company. Pursuant to a separation agreement entered into on May 2, 2011, Mr. Newell will continue his employment through July 31, 2011 to assist in an orderly and efficient transition. Although Mr. Newell is no longer serving as an executive officer, for purposes of this Information Statement he is treated as a named executive officer.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The Compensation Committee

While our Board of Directors is responsible for the final approval of executive compensation packages, it relies heavily on the advice and recommendations of the Compensation Committee, and has delegated to the Committee responsibility for executive option and stock awards under our Stock Incentive Plans.

The Compensation Committee is composed solely of independent directors, currently Drs. Thagard (Chairman) and Parkinson and Messrs. Mowell and Woodward. Mr. Mowell did not serve on the Committee in 2010, but rejoined the Committee in February 2011. The Committee met six times during 2010, and its Charter is available on our website, at www.ems-t.com, under the link for “Investor Relations.”

The Compensation Committee reviews and recommends to the Board compensation and benefits for our executive officers, and administers our stock incentive plans with respect to the participation of employees who are officers or directors. With respect to officers other than the CEO, the Committee seeks and receives recommendations of the CEO, particularly concerning the performance and contributions of the individual officers reporting to him, and concerning their appropriate relative compensation. However, before reaching its conclusions, the Committee reviews and discusses the various materials and recommendations outside the presence of the CEO. For 2010, the Committee recommended compensation packages for the executive officers that closely followed the CEO’s recommendations. The Compensation Committee does not request or accept recommendations from the CEO concerning his own compensation.

Compensation Committee Interlocks and Insider Participation. None of the Committee’s current members has at any time been an officer or employee of the Company, except that during most of 2010 Mr. Mowell served, but is no longer serving, in the interim position of Executive Director, to comply at the time with Department of Defense regulations affecting our classified programs. During 2010, Mr. Mowell was not a member of the Compensation Committee, and no member of the Committee had, or currently has, any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. In addition, none of our executive officers serves, or has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving on our Board or Compensation Committee.

Evaluation of Risk Related to our Compensation Programs. Our general employee compensation programs are substantially less weighted towards incentive compensation and equity awards than those described below with respect to our executive officers. While managers below the executive officers do have incentive compensation tied to Company or segment performance, and do receive equity awards (typically in the form of restricted stock), the relative weight of their fixed salary compensation is much greater than for the executive officers. All employees are eligible for target incentive awards of 4% of base compensation, with actual amounts paid depending on performance against consolidated and segment financial performance goals. While some sales personnel are heavily dependent on sales-based commissions, the terms on which they may make sales are controlled by divisional managers and corporate-level revenue recognition procedures.

We believe that our programs, for both executives and other employees, do not create a reasonable likelihood of material adverse effects for the Company. In reaching this conclusion, both management and the Compensation Committee have considered:

•	the balance among annual salary, cash incentive compensation, and equity-based awards;

•

that the broad nature of metrics for the determination of incentive compensation, primarily earnings per share and overall consolidated or segment operating income or EBITDA, do not encourage narrow activities in disregard of the impact on broader corporate performance;

•	that confirmation of performance against the incentive compensation metrics is subject to completion of the independent audit for the relevant year;

•

that longer-term considerations are inherent in the periods of time (3 or 4 years) of continued employment required for the vesting of options granted to the executive officers and the restricted stock units awarded to other key employees; and

•

our internal financial reporting processes, which include numerous controls intended to assure compliance with the standards of generally accepted accounting principles for recognizing income and expense.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, we first provide an overview of our business performance and a summary of the key compensation decisions for 2010 and 2011. We then provide a description of our compensation elements and how the elements reflect our compensation policies. A detailed discussion of the various elements of compensation that we paid for 2010, including a description about how our annual cash incentive plan is structured, follows. Finally, we provide a discussion of the actual compensation decisions on an officer-by-officer basis for each of our named executive officers.

Introduction

We seek to maintain balanced compensation policies that attract and retain experienced and well-qualified executive officers, and that provide incentives for financial and business achievements that benefit our shareholders.

This Compensation Discussion and Analysis describes our executive compensation programs for 2010 and certain aspects of the programs for 2011, and describes how and why the Compensation Committee and the Board of Directors made its 2010 compensation decisions for our named executive officers as detailed in the tables that follow. Our named executive officers for 2010 are as follows:

•	Neilson A. Mackay, our President and Chief Executive Officer since November 2009;

•	Gary B. Shell, our Senior Vice President, Chief Financial Officer and Treasurer;

•

Constandino Koutrouki, our Vice President and General Manager, EMS Global Resource Management since February 2011, Vice President and General Manager, EMS Global Tracking from May 2010 to February 2011 and General Manager, EMS Satamatics from February 2009 to May 2010;

•

Stephen M. Newell was our Vice President and General Manager, LXE from March 2009 to February 2011, at which time he ceased to be an executive officer of the Company; pursuant to a separation agreement entered into on May 2, 2011, Mr. Newell will continue his employment through July 31, 2011 to assist in an orderly and efficient transition;

•	Timothy C. Reis, our Vice President and General Counsel; and

•

R. Nim Evatt, our former Vice President and General Manager, EMS Aviation from January 2010 until his retirement as a full-time employee on December 31, 2010, and General Manager, EMS Formation, from January 2009 to January 2010.

Executive Summary

Business Environment and Performance

In 2010, following on the heels of disappointing results in 2009, we exceeded our planned financial objectives, including for the operating income and earnings per share metrics we used in determining annual incentive awards. In addition, under the guidance of a new CEO, we initiated an ambitious, multi-year program to more closely align our various operations into a coordinated global wireless connectivity business, a strategic approach we now call “One EMS.” Through One EMS, we are reaching across our traditional business-unit boundaries to more efficiently and effectively identify opportunities, and to develop and market products and services for customers seeking world-wide communications, visibility and intelligence for mobile platforms, people and goods.

Our 2010 and 2011 executive compensation decisions reflect the initial successes of One EMS in improving revenues and profitability, as well as the challenges, opportunities and uncertainties that confront our executives as they continue to implement One EMS.

Summary of Key Compensation Decisions for 2010

During 2009, our overall performance and the performance of many of our business units did not reach planned levels. As a result, no corporate and few divisional officers received annual cash incentive awards under our Executive Annual Incentive Compensation Plan (“EAICP”) for 2009. In addition, executives accepted a temporary 5% salary decrease for the last four months of 2009.

As described above, our performance in 2010 was significantly improved over 2009. Reflecting the challenges we faced at the end of 2009, and in line with our improved financial performance during 2010, the Compensation Committee and the Board made the following key decisions with respect to 2010 compensation:

•

Under the EAICP for 2010, for divisional officers, we increased the portion of the award based on consolidated performance to provide greater incentive for cross-divisional cooperation and coordination. Also, to emphasize the potential of improving on plan amounts, particularly through revenue and cost-reduction opportunities as management pursued our One EMS strategy, target payouts could only be earned if we achieved performance at 110% of our internal operating plan. the balance among annual salary, cash incentive compensation, and equity-based awards;

•

Because our financial results exceeded our internal plans at both the consolidated level and in three of our four operating segments, all but one of our named executives earned annual incentive awards in excess of target. Confirmation of performance against the incentive compensation metrics is subject to completion of the independent audit for the relevant year;

•

As part of our response to our disappointing results in 2009, salaries were frozen for the first half of 2010. Following mid-year reviews of our progress on various management initiatives and of the state of key markets for our products, salary adjustments were approved effective August 2010.

•

The Compensation Committee has long used option awards, which are dependent on share appreciation over the life of the option, for the long-term equity incentive component of executive compensation, and to create substantial retention incentive due to their three-year vesting. The value and the number of stock options granted to executive officers in February 2010 were higher than in 2009 and 2008. This reflects consideration of the 2010 salary freeze and the greater challenges in earning a target payout with respect to the 2010 EAICP. The greater number of options also reflected the effect of a lower stock price on the grant-date fair value of the awards.

Summary of Key Compensation Decisions for 2011

During the latter half of 2010, we accelerated the One EMS alignment process, and in early 2011 began to implement the combination of the LXE and Global Tracking divisions into one operating group called “Global Resource Management.” The 2011 executive compensation program reflects this approach by emphasizing financial objectives believed to be attainable through One EMS. The 2011 program is also intended to address the uncertainties created for our executives by the recent internal restructuring and to encourage the retention and continued focus of key executives in view of recent declarations by MMI that EMS should be sold or broken up. In particular, for 2011 the Compensation Committee and Board have made the following key decisions:

•	Base salaries have been adjusted to reflect changing responsibilities as a result of our new strategy, but maintained at competitive levels that are moderate compared to market medians.

•

Under the EAICP for 2011, for divisional officers, we maintained a 50% weighting on consolidated performance to continue to provide substantial incentive for cross-divisional cooperation and coordination.

•

To help assure retention of key executives, any EAICP award earned for 2010 and 2011 will be paid in cash in full upon completion of the independent audit of our financial statements for the applicable year, subject to our “clawback” policy.

•

The Compensation Committee and the Board continue to believe that equity awards should be in the form of options because, unlike full-value share grants, the value to the executive of an option granted at current market price is entirely dependent on stock price appreciation over the option term. The estimated value, determined using the Black-Scholes valuation model, of the options granted to several of the named executive officers increased in 2011. However, the number of stock options granted to named executive officers for 2011 was less than in 2010, due to the effect, on Black- Scholes values as percentages of base salary, of our 44% share price increase between the 2010 and 2011 grant dates. All options continue to require three years of continued service for full vesting.

Compensation and Governance Practices

We believe that our compensation programs encourage executive decision-making that is aligned with the long-term interests of our shareholders by tying a significant portion of pay to consolidated or segment performance. Other compensation and governance practices that support these principles, each of which is described in more detail in this Compensation Discussion and Analysis and the tables and narrative that follow, include the following:

•	We do not have employment agreements with any of our executive officers.

•

We have a “clawback” or recoupment policy of seeking, to the extent practicable, to recover all or an appropriate portion of performance-based compensation from any executive officer and certain other senior management and financial personnel that is determined not to have been properly earned after financial review.

•

The Executive Protection Agreements for our executive officers generally require a “double trigger”—both a change in control and a termination of employment—for the payout of severance benefits, and these agreements do not include a tax gross up.

•

Our compensation practices provide a balanced mix of cash, annual incentive awards based on achievement of performance metrics, and longer-term equity awards that both incentivize our officers and mitigate against excessive short-term risk-taking.

Compensation Objectives, Elements and Compensation Mix

To achieve our compensation objectives of attracting and retaining experienced and well-qualified executive officers, and to provide incentives for financial and business achievements that benefit our shareholders, the Board of Directors and Compensation Committee use the following elements of compensation:

•	base salary, which is aimed at a moderate but competitive level;

•	annual cash incentive awards, which are designed to link pay with our financial performance; and

•

equity incentive awards, consisting primarily of options, whose value depends on long-term appreciation in the market value of our common stock, and whose multi-year vesting periods are intended to encourage long-term thinking and discourage short-term risk taking.

The Board and Committee analyze each of these elements separately, but typically do so at the same meetings so that they can readily consider each element in the context of the overall compensation packages. We also provide what we consider to be a moderate but competitive package of retirement, medical and other benefits.

In determining the proper allocation of each executive officer’s compensation among these elements, the Compensation Committee has sought to achieve an appropriate balance between economic security and compensation that is at-risk based on our performance. The Committee’s conclusions in that regard have been based on consideration by the members of the Committee of survey materials, their general knowledge of executive compensation practices, and their personal evaluations of the likely effects of compensation levels and structure on our attainment of our financial objectives. In general, in recent years, the Compensation Committee and CEO have placed somewhat greater emphasis on the incentive-based portions of the overall compensation package, as compared to base salary, particularly for the divisional general managers.

The Committee also considers the potential impact of compensation structures on management’s incentives to engage in activities that pose greater risk to long-term performance than is generally believed by the Board to be appropriate.

Survey Data and Compensation Consultants

The Compensation Committee requests and receives survey data obtained by our Human Resources Department from third parties or developed internally by reviewing publicly filed compensation data for a group of companies with similar revenues and dependence on technical personnel. For use in determining 2010 compensation, the companies selected for the comparator data, all with revenues from $300 million to $500 million, were: Adtran, Inc.; Argon ST, Inc.; CPI International, Inc.; Daktronics Inc.; Ducommun Inc.; Extreme Networks; Harmonic Inc.; LMI Aerospace Inc.; MRV Communications, Inc.; Newport Corp.; Radiant Systems Inc.; Radisys Corp.; Rofin Sinar Technologies, Inc.; and Telecommunication Systems Inc. The companies that made up the comparator group were identified and compiled under the Committee’s supervision and with its approval. For 2010 and 2011, the Compensation Committee also considered general survey data compiled by Radford Surveys (“Radford”), a division of Aon Consulting.

While the Compensation Committee has from time to time engaged compensation consultants, no consultant was engaged with respect to either the 2010 or 2011 compensation programs. However, the Compensation and Governance Committees have recently jointly retained Fulcrum Partners, LLC (“Fulcrum”) to provide independent advice on our overall programs for executive compensation and retention. No reports were received from Fulcrum in connection with the 2011 compensation process, but the Compensation Committee anticipates considering its recommendations in connection with future compensation decisions.

Base Salary

Our management gathers executive salary data, as compiled in national compensation surveys, as a first step in the process of determining base salaries. For 2010 and 2011, the Compensation Committee and CEO (who provides recommendations to the Committee solely for officers other than himself) considered general survey data compiled by Radford, as well as the comparator data described above, but in general placed greater emphasis on the comparator data. In formulating recommendations with respect to base salary adjustments, our CEO and Compensation Committee do not use these materials in any pre-determined mathematical manner, but generally have sought to maintain executive officer base salaries at levels near the median for comparable positions in comparably sized companies, with modest deviations based on evaluations of the experience, qualifications and contributions of individual officers.

The Committee and our CEO have also assigned substantial significance to survey data with respect to anticipated general levels of year-over-year salary increases for executive personnel. For both the mid-year 2010 adjustment and the determination of 2011 salaries, the CEO and Compensation Committee established a 3.0% guideline for salary increases, with variations in specific circumstances as described in the following individual discussions.

Although a variety of factors are considered, no mathematical or other relative weightings are assigned. The final recommendations of the CEO and Compensation Committee reflect their application of the various factors they consider to be relevant, in the light of their respective judgments about fairness and appropriateness, both within the Company and based on their knowledge of and experience with executive compensation patterns generally. Such factors include, but are not limited to, the relationship between the compensation of the CEO and that of other executive officers. As a general matter, the Committee expects the CEO’s target compensation to be between 1.5 and 2.0 times that of the next-most-highly compensated officer, and preferably near the middle of that range, although the actual figure may vary significantly as a result of individual circumstances and our performance.

Annual Cash Incentive Compensation Awards

Executive Annual Incentive Compensation Plan

Under our EAICP a target percentage of base salary is set for each executive officer, and target performance goals are established at the beginning of the calendar year. Because we intend that the award be primarily based on our financial performance during the year, the target award is factored up or down based on our overall (or in the case of divisional officers, our overall and segment-specific) performance against earnings targets specified in advance by the Committee. The EAICP provides that if a Board-approved change-in-control of the Company occurs and within two years thereafter the employment of an executive officer is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily following certain adverse employment actions, the executive officer is entitled to a lump sum cash payment of his or her target award for the year in which he or she is terminated.

For both 2010 and 2011, the Committee specified a 2-for-1 percentage increase for actual results above the targets (subject to a maximum of 150% of the target award where based on segment results), a 2-for-1 percentage decrease for actual results below target but not below 90% of target, and an 8-for-1 percentage decrease for actual results below 90% of target. Under this approach, no award is payable if actual results are not at least 80% of the pre-established financial target. We believe that this highly-leveraged structure, particularly on the downside, emphasizes to our management the importance of achieving our financial goals, and the Compensation Committee’s view that no incentive compensation should be paid when our financial results are at levels that our shareholders are likely to view as disappointing.

2010 EAICP Performance Targets and Actual Results

The Committee and Board concluded that for 2010 the corporate officers should have equal 40% portions of their target award tied to our performance against our targets (i) for operating income and (ii) for earnings per share (“EPS”). The inclusion of an EPS target reflects the critical importance to our shareholders of this bottom-line performance measure. EPS is determined not only by our operating performance, but also by non-operating factors for which the corporate officers have general management responsibility, such as financing costs, foreign exchange gains and losses, and income taxes.

Target awards for divisional officers were based 30% on segment operating income and 50% on consolidated operating income. This reflected an increase in the portion tied to our consolidated performance, as in previous years as much as 70% was based on divisional operating income. This shift was intended to emphasize to divisional personnel our need for greater coordination and cooperation among our divisions, and the substantial opportunities that we believe exist for our divisions to jointly identify, develop, manufacture and market wireless connectivity solutions.

The target 2010 EAICP awards also included a 20% portion that was dependent on performance against individual objectives, as established and evaluated by the CEO as to all officers other than himself. For the CEO, the objectives are set and performance is evaluated by the Committee and the Board. However, the amount of these awards that is payable is proportionate to the amount of awards that are earned based on achievement of the financial targets for the particular year.

For 2010, the individual objectives for officers other than the CEO were related to their specific individual duties and ways in which the CEO believed they could develop to become more effective in their roles, and also to their leadership in implementing the One EMS approach of greater cooperation across divisional boundaries. For the CEO, 2010 individual objectives were specified by the Committee and Board, and were: formulation, planning and execution of our strategic plan; improved prices for our stock compared with the stock market generally; and an overall increase in the value of his contributions to the Company.

The 2010 EAICP performance targets as established by the Compensation Committee and the Board are set out in the table below. Target consolidated adjusted operating income and adjusted EPS are from continuing operations determined in conformity with generally accepted accounting principles and are adjusted to exclude acquisition-related items and goodwill impairment related charges. We use this same basis for adjusted EPS in the annual earnings guidance, and the EAICP performance targets were consistent with the higher end of our annual earnings guidance that we released at the beginning of 2010. The 2010 segment-level targets are prepared on the same basis, but also exclude stock-based compensation expense. The Global Tracking operating income target was set at the beginning of the year based on the components of our operations included in that segment at that time. During the year, certain of our smaller foreign operations were transferred to Global Tracking. Therefore, the target and actual results are based on the segment constitution as of the beginning of the year. In all cases, our 2010 targets were set at 110% of our internal baseline operating plan. This was done to emphasize to management the importance of identifying and taking advantage of opportunities to improve on those plans, and particularly reflected our CEO’s belief that greater cooperation among and integration of the various divisions would result in significant revenue opportunities and profitability.

Actual 2010 performance at the consolidated level, and also in three of our four segments, exceeded the performance targets under the EAICP. The following table sets out the performance targets and actual achievement for 2010, and the resulting multipliers used in determining final EAICP awards for the named executive officers (dollars in thousands, except adjusted EPS):

	Target ($)	Actual ($)	Actual (%)	EAICP Multiplier
Consolidated:
Adjusted operating income	18,250	18,868	103.4	106.8
Adjusted EPS	0.88	0.99	112.5	125.0
LXE adjusted operating income	4,870	7,778	159.7	150.0
Global Tracking adjusted operating income	2,391	3,623	151.5	150.0
Aviation adjusted operating income	9,989	6,563	65.7	—

In determining actual performance against the operating income and EPS targets, the Compensation Committee adjusts the amounts determined on the basis described above to exclude the effects of unusual charges or credits that are determined by the Committee to not have been contemplated at the time the targets were set and that it believes to be inappropriate in evaluating executive performance. For these reasons the Compensation Committee also adjusted 2010 consolidated adjusted operating income and adjusted EPS for the effect of stock price changes on our obligations under our phantom-stock deferred-compensation plan for the non-employee directors.

The Compensation Committee retains, but rarely exercises, the right to modify, either up or down, the EAICP award otherwise payable based on the factoring process, or to make separate discretionary bonus payments, to take into account individual or Company/division performance on nonfinancial objectives and, in the event of unusual circumstances as determined by the Committee, based on financial performance. The Committee did not exercise its discretion to make any such modifications for 2010. The Committee and Board also retain the right to make other discretionary awards, outside the EAICP, based on factors they believe to be appropriate in the circumstances.

2011 EAICP Performance Targets

For 2011, we are retaining adjusted EPS as a target, determining 40% of the awards for corporate officers. However, we are shifting from adjusted operating income as a divisional and corporate target, and instead using adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). We believe that EBITDA is the most prominent metric currently used by those in the investment community, including investors, financial analysts, investment bankers, lenders and the credit markets in general. EBITDA measures are used historically by those in the investment community to estimate the value of a company, make informed investment decisions and evaluate performance. We consider adjusted EBITDA an important indicator of operational strengths and performance of our businesses. Consolidated adjusted EBITDA will determine 40% of the awards for corporate officers and 50% for divisional officers, and for divisional officers another 30% will be determined by performance against segment adjusted EBITDA targets. The consolidated target is consistent with our public earnings guidance released in March 2011. The segment targets are consistent with the consolidated target and require solid revenue growth and strong execution of each segment’s business plan.

The remaining 20% of each officer’s 2011 EAICP award will be based on individual performance against management objectives specified and evaluated by the CEO, except that for the CEO, the objectives are set and performance is evaluated by the Committee and Board.

EMS Performance Bonus Plan

The EMS Performance Bonus Plan (the “EPB Plan”) is a Company-wide annual incentive plan that covers substantially all full-time employees, including the named executive officers, and is designed to encourage all employees to work together toward improving our financial performance and enhance shareholder value. In 2010, target awards were 4% of base compensation, subject to factoring down by the same percentage that actual performance falls short of specified operating earnings targets, and factoring up by double the percentage (up to 150% of target award) that actual performance exceeds those targets. For the plan, we set the same operating income targets discussed above for the EAICP, except that 2010 performance targets were set at 100% of our internal baseline operating plan (rather than 110% of plan).

For 2010, actual awards earned were 5.3% of base salary for corporate officers and employees and from 2.9% to 5.9% of base salary for divisional officers and employees.

For 2011, the target awards are also 4% of base compensation, again subject to factoring for consolidated and segment performance against the respective financial targets.

On June 12, 2011, the Board amended the terms of the EPB Plan to provide that if a participant is employed by the Company at the effective time of the Merger, and the participant does not resign prior to the applicable bonus approval date, the participant will receive a lump sum cash payment of his or her target bonus even if the participant is terminated as a result of the Merger (other than termination for cause).

Long-Term Equity Incentive Awards

In order to provide long-term incentive compensation directly linked to growth in shareholder value, we award stock-based compensation to our CEO and other executive officers, primarily in the form of stock options. Our executive officers hold stock options and restricted stock awards that were granted under the Company’s 1997 Stock Incentive Plan, 2000 Stock Incentive Plan and 2007

Stock Incentive Plan (the “Stock Plans”). The Stock Plans provide for accelerated vesting of all unvested stock options on the occurrence of a change in control. On June 12, 2011, the Stock Plans were amended to provide that if (1) a tender offer to purchase for cash all of the outstanding shares of common stock of the Company is commenced, (2) the Company is party to a reorganization in which it does not survive, including a merger, consolidation, or acquisition of the stock or substantially all of the assets of the Company, or (3) the Company is party to any reorganization in which it does survive, including a merger, consolidation or acquisition of the stock or substantially all the assets, but in which the outstanding shares of the Company are converted into cash as a result of the transaction, the Board may cause all outstanding stock options to become 100% vested in connection with such a transaction, all outstanding stock options to be exercisable at any time prior to the occurrence of such a transaction, and all outstanding stock options not exercised as of the occurrence of such a transaction to be cancelled in exchange for payments of cash. The Stock Plans were also amended to provide that they will terminate at the effective time of the Merger.

The Compensation Committee seeks to grant options annually and on a systematic basis at levels it believes are competitively appropriate. In general, the Committee believes that early in each year options should be granted having a calculated value, based on the Black-Scholes model, equal to a substantial percentage of each officer’s base salary. The Committee also believes that the percentage of base salary that should be used in determining annual stock option awards should increase with an officer’s level of responsibility and his or her potential to affect shareholder value. Currently, the Compensation Committee uses guideline percentages of approximately 80% for the CEO, 60% to 75% for the CFO and any COO, 50% for General Managers of the principal divisions, and 25% to 50% for other eligible officers. However, for any specific officer, or for any specific year, there may be variations due to individual considerations, a desire to grant equal numbers of shares to individuals in similar positions but with somewhat different base salaries, and the difficulty of precisely determining Black-Scholes value contemporaneously with the option grant. For 2011, the median data provided by comparator companies indicated that the guideline percentage for the Chief Financial Officer should be closer to 75% than to the 60% used in prior years.

Option Grant-Date Fair Value as Percentage of Base Salary

	Guideline	2010 Actual	2011 Actual
CEO	80%	59%	75%
CFO	60-75%	63%	73%
Corporate Staff	25-50%	46-51%	41-49%
Segment GM’s	50%	51-59%	50%

The option grants for 2010 are, in some cases, above the guideline percentage of base salary. This reflects the Committee’s conclusion that somewhat larger-than-normal grants in 2010 were an appropriate way to recognize the effects of other limitations on executive compensation, including the salary freeze for the first half of 2010, as well as the use of 110% “stretch targets” for the EAICP awards.

For 2011, the option grant values are uniformly at levels approximating the guideline percentages. However, the absolute number of options has declined because the 44% increase in our share price, between the 2010 and 2011 grant dates, has raised the Black-Scholes value of each granted option. This higher value per option results in reaching the guideline percentages of base salary with a lower number of optioned shares.

Consistent with the long-term incentive objective of our option program, and also in order to encourage long-term retention of executive personnel, the Compensation Committee requires periods of continued service as a condition to the full exercise of options. For 2010 and 2011, all options vest based on continued employment over three-year periods (one-third each year). With the exception of terminations that are voluntary or for cause, options vested at the time of termination of employment remain exercisable following the termination for up to three months, but are subject to forfeiture should the executive engage in certain competitive activities.

The Compensation Committee has not adopted a formal program for automatically granting options, and annual grants remain in the Committee’s discretion. All options are granted at exercise prices equal to the market value of our common stock on the date of grant. With the exception of an option granted effective as of a future date on which a newly recruited executive commences employment, the date of grant is the date on which the Committee meets and approves the particular option. The Committee generally grants options for each calendar year at its meeting held in conjunction with the February regular meeting of the Board. This is also the meeting at which executive officer compensation adjustments and incentive compensation payments are considered.

Benefits and Perquisites

We believe that benefits related to medical, life and disability insurance, and to retirement, are important and tax-efficient methods of meeting the basic financial requirements of our executive officers, who participate in the same group medical, life and disability insurance programs that are provided generally to our salaried employees. In addition, each executive participates in supplemental medical and disability insurance programs.

For 2010, our retirement program for employees in the United States consisted of two tax-qualified defined contribution plans, a 401(k) plan with a Company match and the Retirement Benefit Plan (“RBP”) described below. Under our 401(k) plan, all employees may contribute up to the IRS- specified maximums. For 2008 and a portion of 2009, we matched to the extent of 66 2/3% of the individual’s contribution, up to a maximum contribution of 4% of eligible compensation (which in 2009 was limited to $245,000). The match was suspended in August 2009, but reinstated at 2%, or one-half the former level, for the last three months of 2010. For 2011, the match remains at that level.

Under the RBP, we contribute a percentage of eligible compensation to a participant’s account, and that percentage depends on both our overall contribution level and his or her age, with older employees receiving a progressively greater share. In 2008 we began phasing out the RBP. As part of the phase-out, participation was frozen at December 31, 2007, and our contributions were factored down to reflect attained age of less than 50 and attained years-of-service of less than 15 as of that date. Contributions are also limited by various nondiscrimination rules, and cannot be made against that portion of an executive’s salary exceeding, for 2010, $245,000. For 2010, the total amount contributed by us to the plan was approximately 3.6% of eligible compensation, as compared with approximately 2% for 2009, 3% for 2008, and contributions exceeding 6% in prior recent years. The reduced commitment to the defined contribution plan is being used by the Company to fund the EPB Plan described above under Annual Cash Incentive Compensation Awards.

For 2010, our retirement program for employees in the United Kingdom consisted of a tax-qualified defined contribution plan. Under the plan, we contribute a percentage of each employee’s eligible compensation to the plan. Employees may also make contributions to the plan up to specified maximums.

We do not have a separate nonqualified supplemental plan for our executives whose compensation exceeds the eligible amount for the 401(k) or RBP. We do not provide a defined benefit pension plan to our executives.

We offer an Employee Stock Purchase Plan (“ESPP”), open to all employees, including the named executive officers, to purchase our common stock on a recurring basis through payroll deductions of up to 10% of base salary. We make matching contributions, which are also used to purchase common shares for the individual’s account, equal to 25% of the employee’s contribution up to 5% of base salary. Although our match was suspended in August 2009, it was reinstated for the last three months of 2010. On June 12, 2011, the Board suspended the operation of the ESPP and amended the ESPP to provide that it will terminate at the effective date of the Merger.

We maintain an Officers’ Deferred Compensation Plan under which certain senior personnel, including the named executive officers, may elect to defer payment of compensation that they are otherwise entitled to receive in cash. Until paid, deferred amounts accrue interest, compounded semi- annually, at the prime rate for commercial borrowers established from time to time by a named commercial bank. Currently, that rate is 3.25% per annum. Deferred amounts, together with earnings, are paid upon retirement or other termination of the officer’s employment, or at another date specified by the individual at the time the deferrals are authorized, or thereafter subject to tax-law limitations on the timing and nature of further extensions of the payment dates. Of the named executive officers, only Dr. Mackay has elected to participate in the plan.

In recent years, our Compensation Committee has reduced other types of perquisites, based on its understanding of current trends in executive compensation. At the present time we do not provide an automobile for, pay an automobile allowance to, or pay club dues for any U.S.-based named executive offer; however, we do provide Mr. Koutrouki an automobile allowance, which is typical for executives in Europe and consistent with his compensation program prior to our acquisition of his previous employer. We also continue in some cases to provide other benefits that we believe have a nexus to business needs, such as occasional spousal travel to Company events. We also provide relocation assistance.

Compensation Decisions for the Named Executive Officers

The following paragraphs discuss the specific compensation decisions made by the Compensation Committee and the Board for the named executive officers.

Neilson A. Mackay

Dr. Mackay became President and Chief Executive Officer in November 2009, at which time his salary was raised to $400,000, an amount below the median level for CEOs of comparable companies, but that was expected to be reviewed in the normal course effective in January 2010. However, because of the general salary freeze, which was recommended by Dr. Mackay, review of his salary (and that of the other executive officers) was deferred until August 2010. At that time, his salary was raised to $470,000, a level approximating the median of the comparator company data. Executive salaries were reviewed for 2011, and Dr. Mackay’s salary was increased by the guideline 3% increase, to $484,000. While this amount exceeds the median for CEOs in the revised comparator group used for 2011, Dr. Mackay’s overall 2011 compensation at target achievement levels is below the median for that group, and his salary is below the median CEO salary in the broader Radford survey. The Committee and Board also concluded that Dr. Mackay’s continued efforts and success in designing and implementing the One EMS reorganization should be recognized by at least a guideline salary increase.

Dr. Mackay’s 2010 target EAICP award was 80% of his salary, in line with our typical CEO target. The Committee believes that this is a level of performance-based cash compensation that is appropriate in terms of rewarding financial performance that benefits the shareholders, and in terms of comparison with practices at comparator companies. Because our actual performance exceeded targeted goals and Dr. Mackay was evaluated by the Committee and Board as having met his 2010 performance objectives, he received $387,014, or 112.7% of his target award based on base salary during 2010. For 2011, Dr. Mackay’s target EAICP award remains at 80% of his base salary. As is the case for other corporate executives, payment of 40% of his award will depend on achieving an adjusted EBITDA target, 40% will depend on achieving an adjusted EPS target, and 20% will depend on his performance against individual objectives, in his case as set and evaluated by the Compensation Committee and Board.

For 2010, Dr. Mackay was granted an option to acquire 50,000 shares, having a Black-Scholes estimated value of approximately 66% of his base salary. This percentage is below the general target of 80%, but reflects the lower Black-Scholes valuation of each optioned share due to the lower market price of our shares in February 2010, and also the Compensation Committee’s reluctance for the 2010 total of options and restricted stock awards for all executives, managers and Board members to significantly exceed 2% of outstanding shares. In 2011, he has been granted an option to acquire 45,000 shares, having a grant-date Black-Scholes valuation of 75% of his base salary. This number is somewhat below the 80% target for CEO equity awards, but assists in holding the projected use of equity award shares during 2011, for all purposes, to slightly under 2.1% of the outstanding shares, before reduction for forfeitures during the year.

Dr. Mackay also received the other benefits indicated in the Summary Compensation Table. We do not provide Dr. Mackay with either an automobile or club memberships.

Gary B. Shell

Mr. Shell became Senior Vice President, Chief Financial Officer and Treasurer in May 2008. At the 2010 mid-year salary review, and also for 2011, the Committee and Board have provided 5% increases directed at bringing Mr. Shell’s salary closer to comparator group medians, and also reflecting his continued development and success as CFO, and positive evaluations of his contributions in that role. These adjustments resulted in salaries of $264,000 on an annual basis for the last half of 2010 and $277,800 for 2011. Despite the increases, the latter figure remains below the comparator and Radford survey medians.

For 2010, Mr. Shell’s EAICP target award was set at 50% of his base salary. The Committee believes this to be an appropriate level for the CFO, and has retained it for 2011. For 2010 he received $144,944 based on corporate-level performance against targets and the CEO’s evaluation of his performance against individual objectives.

For 2010, Mr. Shell was granted an option to acquire 30,000 shares, with a Black-Scholes value of approximately 63% of his base salary. His 2011 grant of 25,000 shares has a Black-Scholes value approximating 73% of salary, a level that is slightly below the median reported by our comparator group.

Constandino Koutrouki

Mr. Koutrouki joined the Company in 2009 in connection with the acquisition of a United Kingdom-based global tracking business. During 2010, all global tracking businesses of EMS were consolidated under his management. Prior to that time, he had not been considered an executive officer whose compensation was determined by the Compensation Committee and Board. Rather, his compensation (other than the stock option component) was determined by the CEO.

In light of Mr. Koutrouki’s compensation with his prior employer, his expected importance in the process of integrating the acquired business with other EMS businesses, and compensation practices in the United Kingdom, his salary for the second half of 2010 was $251,300 on an annual basis.

In February 2011, Mr. Koutrouki was designated as the General Manager of the new Global Resource Management operating group, which combines the former LXE and Global Tracking divisions, and which for 2011 is expected to be our largest operating group. In recognition of this new role, and of Mr. Koutrouki’s major responsibilities for unifying and expanding the Global Resource Management businesses, the Committee and Board increased his salary by 10% to $276,400, although the increase for the period prior to his appointment as General Manager of the new operating group in February 2011 was limited to 4%.

Mr. Koutrouki’s target 2010 EAICP award was 40% of base salary, which was in line with those for other segment General Managers. His EAICP award for the year was $112,079, based on EMS Global Tracking’s strong results during 2010, consolidated operating income, and the CEO’s evaluation of his performance against individual objectives. His target EAICP award for 2011 has been increased to 45% of his base salary, reflecting the larger size and importance of the Global Resource Management business.

For 2010, he also received an option, as recommended by the CEO, for 23,000 shares, having a Black-Scholes grant-date value of 51% of his base salary. His 2011 option grant covers 17,000 shares, representing a grant-date fair value of 50% of his base salary, which is consistent with the awards to other General Managers.

In February 2009, at the time we acquired Mr. Koutrouki’s former employer, we agreed to provide a bonus of £70,000 to Mr. Koutrouki in February 2011, provided he remained continuously employed by EMS until that time. This retention bonus was paid in February 2011.

Stephen M. Newell

At the 2010 mid-year review, Mr. Newell’s salary was increased by 6% to reduce the gap between his compensation and that of our other divisional General Managers based on the Radford survey median. For 2011, due to the reorganization of LXE into the new Global Resource Management operating group, Mr. Newell will be reporting to Mr. Koutrouki. Pending full understanding of his new role, Mr. Newell’s salary was not further adjusted, but he was awarded a one-time lump-sum payment in 2011 of $6,500, or 3% of his salary.

For 2010, Mr. Newell’s target EAICP award was 40% of base salary, which was the same as that for the other non-interim General Manager of a large division. Reflecting actual 2010 results in excess of targets at both the LXE and consolidated levels, and the CEO’s evaluation of his performance against individual objectives, his EAICP award for the year was $97,599. For 2011, his target EAICP award will remain at 40% of salary.

In 2010 Mr. Newell was granted an option to purchase 23,000 shares, the same as the other non-interim General Manager of a large division. This grant is valued at 59% of his base salary, which is above the 50% guideline for his position but reflected both the relatively low level of his base salary and other factors discussed above. For 2011, Mr. Newell has received an option grant of 13,500 shares, or 50% of his base salary, which is in line with option grants to our other divisional General Managers.

Timothy C. Reis

For 2009, Mr. Reis received a 4% increase in base salary, to $216,300. This increase was above the guideline, reflecting his work during 2008 on a series of acquisitions and other significant legal matters. His salary remained at this level during 2010 as the CEO evaluated Mr. Reis’ role in the evolving organization. For 2011, he received the guideline 3% salary increase, to $222,800.

For 2010, the target EAICP award for Mr. Reis was 45% of his base compensation, and based on consolidated financial performance against targets and the CEO’s evaluation of his performance against individual objectives, resulted in an award of $100,007. For 2011, his target award has been aligned with other corporate vice presidents who do not have operational responsibility, at 40% of base salary. Both the option for 20,000 shares that he received in 2010 and the option for 13,500 shares that he received for 2011 have Black-Scholes grant-date valuations approximating 50% of his salary.

R. Nim Evatt

Mr. Evatt joined the Company in 2009 as a result of an acquisition. At the beginning of 2010 the acquired business was integrated with the former SATCOM business and another recently acquired business, to form the Aviation segment, of which he was designated as the General Manager. He served in that position until late 2010, at which time he retired.

Mr. Evatt’s 2009 salary of $265,000 was determined in the negotiations for acquiring his former business. Because this salary level was somewhat above that of other General Managers, his salary was not increased in connection with the 2010 mid-year salary review. With respect to other aspects of his 2010 compensation, Mr. Evatt received awards consistent with those for Mr. Newell, who at the time was the only other non-interim General Manager of a major division. His 2010 option award for 23,000 shares had a grant-date fair value equal to 48% of his salary. His target EAICP award was 40% of his salary. Because the Aviation division did not achieve 80% of its targets for the year, his EAICP award amount of $61,602 included solely the portions earned on the basis of consolidated adjusted operating income and personal objectives as evaluated by the CEO.

In January 2009, at the time we acquired Mr. Evatt’s former employer, we agreed to provide a bonus of $75,000 to Mr. Evatt in January 2011, provided he remained continuously employed by EMS until that time. This retention bonus was paid in January 2011.

Because of Mr. Evatt’s separation agreement, he did not receive options in 2011, nor is he eligible to participate in the EAICP for 2011. The separation agreement is described below at Employment Arrangements—Payments in the Event of Certain Terminations.

Clawback Policy and Stock Ownership

We have a “clawback” or recoupment policy of seeking, to the extent practicable, to recover all or an appropriate portion of performance-based compensation from any executive officer and certain other senior management and financial personnel, when the original payment of such compensation was based on the achievement of financial results that were subsequently the subject of a material restatement, and in the Board’s view the officer or other employee engaged in fraud or willful misconduct that inflated the original results in a manner requiring the restatement.

Consistent with our belief that our executive officers’ interests should be aligned with those of our shareholders, we expect that executive officers maintain a significant level of investment in our Company. To assist in achieving the meaningful levels of share ownership, we provide officers with stock based awards, as well as the Employee Stock Purchase Plan that is open to all employees.

Report of the Compensation Committee

The Compensation Committee of our Board has provided the following Report for inclusion in this Information Statement:

The Compensation Committee of the Board of Directors has reviewed the foregoing Compensation Discussion and Analysis, as prepared by the Company’s management, and has discussed its content with management as we believed appropriate. Based on our review and these discussions, the Compensation Committee has recommended to the Board that the foregoing Compensation Discussion and Analysis be included in this Information Statement and, through incorporation by reference from this Information Statement, the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Submitted by the members of the Compensation Committee:

Norman E. Thagard (Chairman)
John B. Mowell(1)
Bradford W. Parkinson
John L. Woodward, Jr.

(1)	Mr. Mowell joined the Committee in February 2011

Summary of Executive Compensation

The following table discloses, for the years ended December 31, 2010, 2009 and 2008, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid, accrued or granted for those years, to the named executive officers, which include the Chief Executive Officer, the Chief Financial Officer, each of the other three most highly compensated executive officers that were serving on the last day of the year, and one other person who served as an executive officer for a portion of 2010 but was not serving as an executive officer at the end of the year. Descriptions of the principal compensation elements reflected in this table, and the processes through which each officer’s payments or benefits were determined, appear in the preceding Compensation Discussion and Analysis.

Summary Compensation Table for 2010

Name and Principal Position	Year	Salary	Bonus	Stock Awards(5)	Option Awards(5)	Non- Equity Incentive Plan Compensation(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(7)	Total
Neilson A. Mackay(1)	2010	$426,933	—	—	277,000	408,771	—	39,575	1,152,279
President and Chief	2009	332,464	—	—	193,400	6,024	—	30,789	562,677
Executive Officer	2008	299,557	32,117	—	178,800	126,959	1,950	52,145	691,528
Gary B. Shell	2010	256,376	—	—	166,200	158,059	—	25,881	606,515
Senior Vice President,	2009	247,188	—	—	145,050	4,479	—	28,111	424,828
Chief Financial	2008	239,629	—	86,010	119,200	95,586	—	27,211	567,636
Officer and Treasurer
Constandino Koutrouki(2)	2010	236,654	—	—	101,160	126,065	—	45,682	509,561
Vice President and General Manager, EMS Global Resource Management
Stephen M. Newell(3)	2010	209,741	—	—	127,420	109,994	—	9,531	456,686
Vice President and	2009	222,712	35,000	—	38,245	373	—	99,627	395,957
General Manager, LXE
Timothy C. Reis	2010	215,904	—	—	110,800	111,010	—	21,714	459,428
Vice President &	2009	212,256	—	—	96,700	3,846	—	22,776	335,578
General Counsel
R. Nim Evatt(4)	2010	264,482	—	—	127,420	69,206	—	211,513	672,621
Former Vice President and General Manager, EMS Aviation

(1)

Dr. Mackay was appointed as President and Chief Executive Officer of the Company in November 2009. He previously served as Executive Vice President and Chief Operating Officer of the Company and as General Manager of the SATCOM division.

(2)

Mr. Koutrouki became Vice President and General Manager, EMS Global Resource Management in February 2011. From May 2010 to February 2011 he served as Vice President and General Manager, EMS Global Tracking. He previously served as General Manager, EMS Satamatics, from the date of its acquisition by EMS in February 2009 to May 2010. His compensation was paid in pounds sterling. These compensation amounts have been converted into U.S. dollars at the average of the exchange rates in effect during the year. In accordance with SEC rules, since Mr. Koutrouki first became a named executive officer in 2010, only his 2010 compensation is included in the table.

(3)

Mr. Newell was appointed Vice President and General Manager, LXE in March 2009. After the reorganization of our LXE division into the new Global Resource Management operating group in February 2011, Mr. Newell ceased to be an executive officer of the Company. Pursuant to a separation agreement entered into on May 2, 2011, Mr. Newell will continue his employment through July 31, 2011 to assist in an orderly and efficient transition. The salary amount for 2009 for Mr. Newell includes commissions earned of $16,969.

(4)

Mr. Evatt became Vice President and General Manager, EMS Aviation in January 2010. He previously served as General Manager, Formation, from the date of its acquisition by EMS in January 2009 to January 2010. In December 2010 he entered an agreement with the Company under which his full-time employment would end on December 31, 2010, his duties as General Manager, EMS Aviation would be transferred to a new General Manager, and he would provide services to the Company under a part-time services arrangement until March 31, 2011. In accordance with SEC rules, since Mr. Evatt first became a named executive officer in 2010, only his 2010 compensation is included in the table.

(5)

Represents the aggregate grant-date fair value of awards computed in accordance with ASC 718. Assumptions used to determine the grant-date fair value are provided in Note 8, “Stock-Based Compensation,” to the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(6)

For 2010, includes the amounts under the EAICP of $387,014 for Dr. Mackay, $144,994 for Mr. Shell, $112,079 for Mr. Koutrouki, $97,599 for Mr. Newell, $100,007 for Mr. Reis and $61,602 for Mr. Evatt, and amounts under the EPB Plan of $21,756 for Dr. Mackay, $13,065 for Mr. Shell, $13,985 for Mr. Koutrouki, $12,395 for Mr. Newell, $11,002 for Mr. Reis and $7,603 for Mr. Evatt.

(7)	The following table details the amounts included in the “All Other Compensation” column for 2010:

Name	401(k) match(a)	Retirement Plan(a)	Employee Stock Purchase Plan(b)	Supplemental Medical and Disability	Life Insurance	Other Compen- sation(c)	Total
Neilson A. Mackay	$2,169	24,500	1,356	7,384	2,286	1,880	39,575
Gary B. Shell	1,222	14,988	763	8,134	774	—	25,881
Constandino Koutrouki	—	17,749	—	—	—	27,933	45,682
Stephen M. Newell	1,003	750	—	7,598	180	—	9,531
Timothy C. Reis	998	5,112	624	14,566	414	—	21,714
R. Nim Evatt	1,223	—	764	7,240	2,286	200,000	211,513

(a)	Represents our contributions to tax-qualified defined contribution retirement plans.

(b)	Represents our contributions to the ESPP.

(c)	For 2010 includes: for Dr. Mackay, $1,880 personal travel expense paid by the Company; for Mr. Koutrouki, $27,933 automobile allowance; and for Mr. Evatt, $200,000 severance accrual.

2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to the named executive officers concerning 2010 grants of plan-based awards from the EAICP, the EPB Plan and our Stock Plans. Descriptions of these plans and other information concerning these grants are included in Compensation Discussion and Analysis:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards					All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(1) ($/share)	Grant Date Fair Value of Stock and Option Awards(2)($)
		Threshold ($)	Target ($)		Maximum ($)
Neilson A. Mackay	2/18/10		320,004	(3)
	2/18/10		16,000	(4)	24,000	(4)
	2/18/10						50,000	13.71	277,000
Gary B. Shell	2/18/10		126,006	(3)
	2/18/10		10,081	(4)	15,121	(4)
	2/18/10						30,000	13.71	166,200
Constandino Koutrouki	2/18/10		94,008	(3)(5)
	2/18/10		9,401	(4)(5)	14,101	(4)(5)
	3/1/10						18,000	13.95	101,160
Stephen M. Newell	2/18/10		82,002	(3)
	2/18/10		8,200	(4)	12,300	(4)
	2/18/10						23,000	13.71	127,420
Timothy C. Reis	2/18/10		97,344	(3)
	2/18/10		8,653	(4)	12,979	(4)
	2/18/10						20,000	13.71	110,800
R. Nim Evatt	2/18/10		105,997	(3)
	2/18/10		10,600	(4)	15,900	(4)
	2/18/10						23,000	13.71	127,420

(1)	The exercise price for stock options is the closing market price on the date of grant.

(2)

Represents the grant-date fair value computed in accordance with ASC 718. Assumptions used to determine the grant-date fair value are provided in Note 8, “Stock-Based Compensation,” to the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(3)	Estimated target award amounts under the EAICP based on salary at the grant date. Actual payouts are based on actual 2010 base compensation. There is no threshold or maximum amount set under the plan.

(4)

Estimated target and maximum award amounts under the EPB Plan based on salary at the grant date. Actual payouts are based on actual 2010 base compensation. There is no threshold amount set under the plan.

(5)	Awards for Mr. Koutrouki were valued in pounds sterling currency and converted into U.S. dollars at the foreign exchange rate in effect at the grant date.

Outstanding Equity Awards at Fiscal 2010 Year-End

The following table sets forth certain information with respect to the named executive officers concerning equity awards outstanding as of December 31, 2010:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2)
Neilson A. Mackay	7,100		$14.22	2/7/13
	7,150		21.70	2/5/14
	3,300		15.54	2/4/11
	5,250		18.05	2/17/12
	7,500	2,500	19.37	1/23/13
	7,500	7,500	27.82	2/13/14
	5,000	15,000	23.86	2/5/15
		50,000	13.71	2/18/16
					2,000	$66,000
Gary B. Shell	1,000		18.99	4/19/14
	250		13.25	3/24/11
	1,500		18.05	2/17/12
	3,750	1,250	19.37	1/23/13
	5,000	5,000	27.82	2/13/14
	3,750	11,250	23.86	2/5/15
		30,000	13.71	2/18/16
					1,000	33,000
Constandino Koutrouki		18,000	13.95	3/1/16
					1,125	37,125
Stephen M. Newell	225		18.05	2/17/12
	225	75	19.90	2/27/13
	1,250	3,750	18.45	5/1/15
		23,000	13.71	2/18/16
Timothy C. Reis	700		18.99	4/19/14
	400		13.25	3/24/11
	3,225		18.05	2/17/12
	5,625	1,875	19.37	1/23/13
	4,000	4,000	27.82	2/13/14
	2,500	7,500	23.86	2/5/15
		20,000	13.71	2/18/16
R. Nim Evatt		23,000	13.71	2/18/16
					1,125	37,125

(1)

Vesting dates for option share awards that were not exercisable at December 31, 2010 are as follows: for Dr. Mackay and Messrs. Shell and Reis option shares that will expire on January 23, 2013 will vest on January 23, 2011; option shares that will expire on February 13, 2014 will vest in two equal segments on February 13, 2011 and 2012; option shares that will expire on February 5, 2015 will vest in three equal segments on February 5, 2011, 2012 and 2013; option shares that will expire on February 18, 2016 will vest in three equal segments on February 18, 2011, 2012 and 2013. For Mr. Newell, option shares that will expire on February 27, 2013 will vest on February 27, 2011; option shares that will expire on May 1, 2015 will vest in three equal segments on May 1, 2011, 2012 and 2013; and option shares that will expire on February 18, 2016 will vest in three equal segment on February 18, 2011, 2012 and 2013. For Mr. Koutrouki, option shares that will expire on March 1, 2016 will vest in three equal segments on March 1, 2011, 2012 and 2013. For Mr. Evatt, one-third of the option shares that will expire on February 18, 2016 will vest on February 18, 2011 and the remaining option shares will not vest as a result of his separation agreement described below under Employment Arrangements. In connection with the Offer, all outstanding stock options will vest on the commencement of the Offer and are exercisable during the Offer (provided that shares are accepted for purchase pursuant to the Offer). In connection with the Merger, any unexercised stock options with an exercise price that is less than the per share Merger consideration will be terminated and converted into cash at the effective time of the Merger, and any unexercised stock options with an exercise price that exceeds the per share Merger consideration will be terminated and no longer exercisable.

(2)

Vesting dates for shares of restricted stock that had not vested at December 31, 2010, are as follows: for Dr. Mackay, the shares will vest in on July 28, 2011; for Mr. Shell, the shares will vest in two equal tranches on May 2, 2011 and 2012; and for Mr. Koutrouki, the shares will vest in three equal tranches on May 1, 2011, 2012 and 2013. For Mr. Evatt, the shares will not vest as a result of his separation agreement described below under Employment Arrangements. With respect to all outstanding shares of restricted stock, as of the time that shares are accepted for purchase pursuant to the Offer, all then-remaining restrictions will lapse and the restricted stock will be free of all restrictions and become fully vested and transferable.

(3)	Market value is based on the tender offer price of $33.00

2010 Option Exercises and Stock Vested

The following table sets forth certain information with respect to the named executive officers concerning option exercises and stock—award vesting during the year ended December 31, 2010:

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Neilson A. Mackay	—	—	2,000	$32,300
Gary B. Shell	—	—	500	7,945
Constandino Koutrouki	—	—	375	5,959
Stephen M. Newell	—	—	—	—
Timothy C. Reis	—	—	—	—
R. Nim Evatt	—	—	375	5,959

(1)	Value represents the market value of the common shares based on the closing stock price on the day of vesting.

Nonqualified Deferred Compensation for 2010

The following table sets forth certain information with respect to the named executive officers concerning the Officers’ Deferred Compensation Plan for the year ended December 31, 2010:

Name	Executive Contributions in last FY ($)	Registrant Contributions in last FY ($)	Aggregate Earnings in last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FY ($)
Neilson A. Mackay	—	—	$10,268	—	323,671
Gary B. Shell	—	—	—	—	—
Constandino Koutrouki	—	—	—	—	—
Stephen M. Newell	—	—	—	—	—
Timothy C. Reis	—	—	—	—	—
R. Nim Evatt	—	—	—	—	—

For a description of the Officers’ Deferred Compensation Plan, see Compensation Discussion and Analysis.

Equity Compensation Plans

The following table sets forth certain information about our equity compensation plans as of December 31, 2010:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	1,074,734	$19.18	1,290,350	(1)
Equity compensation plans not approved by security holders	82,700(2)	17.43	—

Total	1,157,434	19.06	1,290,350

(1)	Represents shares available for future grants under the 2007 Stock Incentive Plan.

(2)	Represents shares subject to the exercise of outstanding options previously granted under the 2000 Stock Incentive Plan, which expired in January 2010. No further awards may be granted from this plan.

Employment Arrangements

We do not have any employment agreements with any of our named executive officers. We do have other agreements and arrangements that provide compensation to the named executive officers in connection with the Offer and the Merger. These agreements and arrangements are described below. In addition, Mr. Koutrouki has entered into an agreement with Parent with respect to his employment by Parent subsequent to the completion of the transaction.

Payments in the Event of Certain Terminations. The Company has entered into Amended and Restated Executive Protection Agreements with Dr. Mackay and Mr. Shell and Executive Protection Agreements with Messrs. Reis and Koutrouki. Each of these agreements provides for severance benefits in the event of termination following a change in control.

For Dr. Mackay, the Amended and Restated Executive Protection Agreement, dated June 12, 2011, provides that if a change in control of the Company approved by the Board of Directors occurs and within two years thereafter the employment of Dr. Mackay is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the officer’s duties, he is entitled to a lump sum cash payment of the present value of 30 months of salary, continuation of health and life insurance benefits for 18 months and accelerated vesting of any unvested stock options. The Amended and Restated Executive Protection Agreement includes a non-compete provision that prohibits Dr. Mackay from competing with the Company for six months following a termination of his employment for any reason. The agreement allocates $500,000 of any payments ultimately made to Dr. Mackay under the agreement as consideration for the non-compete.

For Mr. Shell the Amended and Restated Executive Protection Agreement, provides that if a change in control of the Company approved by the Board of Directors occurs and within two years thereafter the employment of the executive is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the officer’s duties, he is entitled to a lump sum cash payment of the present value of 24 months of salary, continuation of health and life insurance benefits for 12 months and accelerated vesting of any unvested stock options. The Amended and Restated Executive Protection Agreement includes a non-compete provision that prohibits the executive from competing with the Company for six months following a termination of his employment for any reason. The agreement allocates $75,000 of any payments ultimately made to Dr. Mackay under the agreement as consideration for the non-compete.

The Executive Protection Agreements for each of Messrs. Reis and Koutrouki provide that if a change in control of the Company approved by the Board of Directors occurs and within two years thereafter the employment of an executive officer is terminated involuntarily (other than for cause or as the result of disability or death), or voluntarily by the executive due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of the executive’s duties, the executive officer is entitled to a lump sum cash payment of the present value of two years’ salary, continuation of health and life insurance benefits for one year and accelerated vesting of any unvested stock options held by the executive. Each agreement provides that if any of the compensation or benefits payable, or to be provided, to the executive officer by the Company under the agreement or otherwise are treated as “excess parachute payment” defined in Section 280G(b)(1) of the Code (whether alone or in conjunction with payments or benefits outside of the agreement), the compensation and benefits provided under the agreement or otherwise will be modified or reduced to the extent necessary so that the compensation and benefits payable or to be provided to the executive officer under the agreement that are treated as severance payments, as well as any compensation or benefits provided outside of the agreement that are so treated, shall not cause the Company to have paid an “excess parachute payment”.

The Company entered into a letter agreement with Dr. Mackay dated March 19, 2007 (the “Letter Agreement”) and an amendment to the letter agreement dated June 12, 2011 (the “Amended Letter Agreement”) that clarifies the payments that Dr. Mackay would receive in the event of certain terminations of employment. In connection with Dr. Mackay’s transfer to the United States from the Company’s Canadian subsidiary in 2007, the Letter Agreement provided that if Dr. Mackay is involuntarily terminated without cause he would be entitled to severance payments determined by reference to Canadian law and practice, which is more generous to the terminated executive than the Company typically otherwise provides to a terminated executive. Pursuant to the Amended Letter Agreement, Dr. Mackay is not entitled to any payments and/or benefits under the Amended Letter Agreement if he receives payments under the Amended and Restated Executive Protection Agreement as a result of a termination of employment within 24 months following a change in control.

The Amended Letter Agreement clarifies that to the extent Dr. Mackay’s employment is terminated as a result of his involuntary termination (other than for cause or as a result of disability or death), or voluntarily by him due to Company-initiated adverse changes in duties, compensation or benefits, or change in principal location for the performance of his duties, and he is not receiving payments under the Amended and Restated Executive Protection Agreement, the Company will (a) pay, for 21 months following the date of termination, the sum of his monthly base salary in effect on the date of termination, and one-twelfth (1/12th) of the average of the bonuses paid to him for the three calendar years preceding his termination, and (b) provide health and life insurance benefits for 21 months following the date of termination.

The Amended Letter Agreement includes a non-compete provision that prohibits Dr. Mackay from competing with the Company for six months following a termination of his employment for any reason following a change in control. In connection with the non-compete, and in order to encourage him to remain employed with the Company following a change in control, the Company will make a cash retention payment of $500,000, provided that Dr. Mackay remains employed with the Company or its successor for two years following the change in control. To the extent earned, the retention payment will be paid in a lump sum payment within 30 days following termination of his employment for any reason more than two years following a change in control.

Separation Arrangement with Mr. Evatt. In December 2010 we entered into an agreement with Mr. Evatt whereby his full-time employment would end on December 31, 2010, his duties as General Manager, EMS Aviation would be transferred to a new General Manager, and he would provide services to the Company under a part-time services arrangement until March 31, 2011. From April 1,

2011 through December 31, 2011, provided that Mr. Evatt provided services during the part-time employment period, he would receive $22,222 per month. He would also receive continuation of health and life insurance benefits at the standard employee contribution rates through December 31, 2011. Such benefits have an estimated value of $15,909. There is no accelerated vesting of stock awards in connection with this separation agreement. In the event of a change in control, the separation pay would become payable immediately in a single lump sum.

Separation Arrangement with Mr. Newell. On May 2, 2011 we entered into an agreement with Mr. Newell to terminate his role as an executive officer and to continue his employment through July 31, 2011 to assist in an orderly and efficient transition. Pursuant to the separation arrangements with Mr. Newell, the Company will continue to pay the equivalent of nine months of salary, or $162,989, beginning July 31, 2011, in accordance with the Company’s regular payroll schedule and will continue his health benefits for the same period of time. The separation arrangement does not include any acceleration of any amount due or enhancement of the payments in the event of a change in control of the Company. In addition, Mr. Newell is a party to an Executive Protection Agreement with the Company. However, Mr. Newell is not entitled to receive any cash payments as a result of the Offer or the Merger because the terms of the agreement provide for payment only in the case of a change in control that was not approved by the Board of Directors.

Neither Mr. Evatt nor Mr. Newell are currently serving as executive officers.

Information about Golden Parachute Compensation

Aggregate Amounts of Potential Compensation.

The following table sets forth, in the format prescribed by SEC rules and regulations, the information regarding the aggregate dollar value of the various elements of compensation that would be received by the named executive officers that is based on or otherwise relates to the Offer and the Merger. In preparing the table, we made the following assumptions:

•	the Merger closed on June 22, 2011, the last practicable date prior to the filing of this Information Statement;

•

with respect to stock options, which vest on the commencement of the Offer, and restricted stock awards, which vest immediately prior to the closing of the Offer, the price per share paid in the Offer or as a result of the closing of the Merger is $33.00;

•	no shares are withheld by the Company to cover the tax obligations of the named executive officers upon the vesting of restricted stock awards; and

•

the named executive officers were terminated by the Company without cause, or the named executive officers terminated their employment for good reason, immediately following an assumed Board-approved change in control on June 22, 2011.

In addition to the above assumptions, the costs of providing continued health and life insurance benefits is based on estimates. Any changes in these assumptions or estimates would affect the amounts shown in the following table.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)	Other ($)	Total ($)
Neilson A. Mackay	1,600,964	2,317,071	—	50,371	—	—	3,968,406
Gary B. Shell	700,385	1,220,435	—	33,618	—	—	1,954,438
Constandino Koutrouki(5)	695,815	593,240	—	6,539	—	—	1,295,594
Stephen M. Newell	—	702,859	—	—	—	—	702,859
Timothy C. Reis	539,453	858,031	—	33,618	—	—	1,431,102
R. Nim Evatt	144,444	—	—	—	—	—	144,444

(1)	Amounts represent (a) the cash severance payment based on the named executive officer’s salary (determined as of June 22, 2011) in an amount equal to 30 months for Dr. Mackay and 24 months for each of Messrs. Shell, Koutrouki and Reis, discounted to a present value amount at 120% of the applicable federal short-term rate compounded annually, to determine the lump-sum payment that would be required by the Executive Protection Agreements under a change in control approved by the Board; (b) the target award under the EAICP for 2011 for a change in control approved by the Board; and (c) the target bonus payable under the EPB Plan for 2011. The salary and target EAICP amounts under the Executive Protection Agreements are payable to the named executive officers only with the “double trigger” of a change in control and a qualifying termination of the executive within 24 months of the change in control. In the event of a change of control not approved by the Board, Dr. Mackay’s Amended and Restated Executive Protection Agreement would require a lump-sum cash severance payment equal to 36 months of his salary, discounted to a present value amount. Payment of the target EPB Plan amounts does not require a qualifying termination of the executive.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column for these executives.

Name	Salary ($)	Target EAICP ($)	Target EPB Plan ($)
Dr. Neilson A. Mackay	1,195,508	386,149	19,307
Gary B. Shell	550,400	138,903	11,082
Constandino Koutrouki	557,873	126,710	11,232
Timothy C. Reis	441,441	89,124	8,888

Dr. Mackay’s payments under his Amended and Restated Executive Protection Agreement are subject to his compliance with a six month non-compete agreement.

Mr. Shell’s payments under his Amended and Restated Executive Protection Agreement are subject to his compliance with a six month non-compete agreement.

For Mr. Evatt, the amount represents the remaining obligation to him pursuant to the separation arrangements entered into with him in December 2010 for part-time services he provided until March 31, 2011.

Mr. Newell is not entitled to receive any cash payments as a result of the Offer or the Merger. Although Mr. Newell is a party to an Executive Protection Agreement with the Company, the agreement provides for payment only if there is a change in control that is not approved by the board.

(2)

Amounts represent the cash to be received in the Offer or on completion of the Merger by the named executive officers due to the accelerated vesting of unvested stock options and restricted stock awards. Payment of these amounts does not require a qualifying termination of the executive within 24 months of the change in control. The following table further quantifies these amounts for the executives.

Name	Stock Options ($)	Restricted Stock ($)
Neilson A. Mackay	2,251,071	66,000
Gary B. Shell	1,203,935	16,500
Constandino Koutrouki	568,490	24,750
Stephen M. Newell	702,859	—
Timothy C. Reis	858,031	—
R. Nim Evatt	—	—

(3)	None of our named executive officers participate in a defined benefit pension plan, and no benefit enhancements are triggered under the Officers’ Deferred Compensation Plan.

(4)

Amounts represent 18-months of continuation of health and life insurance benefits for Dr. Mackay and one year for Messrs. Shell, Koutrouki, and Reis under the Executive Protection Agreements. These amounts are payable to the named executive officers under the Executive Protection Agreements only with the “double trigger” of a change in control and a qualifying termination of the executive within 24 months of the change in control. In the event of a change of control not approved by the Board, Dr. Mackay’s Amended and Restated Executive Protection Agreement would require 12-months of continuation of health and life insurance benefits.

(5)

Mr. Koutrouki has entered into an employment agreement with an affiliate of Parent in connection with the transaction, subject to successful completion of the transaction. The employment agreement would supersede the terms of his Executive Protection Agreement, and therefore Mr. Koutrouki would not be entitled to receive any payments under the Executive Protection Agreement, including the amounts quantified under “Salary” and “Target EAICP” in the “Cash” column and the amount in the “Perquisites/Benefits” column above, if the employment agreement becomes effective upon successful completion of the transaction. Among other things, the employment agreement provides for a payment of È107,250 at the effective time of the Merger.

RELATED PARTY TRANSACTIONS

The Charter of the Compensation Committee provides that it (excluding any member having an interest in the transaction) is responsible for review and approval of any related party transaction with an officer, director or other controlling person. The Committee expects that in considering any such transaction it would evaluate whether the proposed terms are comparable to those available in similar arm’s length transactions, as well as require persuasive reasons for engaging in the transaction with the related party rather than a third party.

In February 2009 we acquired 100% of the equity interests of Formation, Inc. pursuant to the Agreement and Plan of Merger among the Company, its merger subsidiary, and the stockholders of Formation, Inc., including Mr. Evatt (collectively, the “Formation Stockholders”), dated December 11, 2008 (“Formation Merger Agreement”). Under the Formation Merger Agreement, the Formation Stockholders were entitled to receive an aggregate additional consideration (“earnout”) payment of approximately $7,500,000 if certain EBITDA financial targets of the Formation business were achieved in 2010. The Formation Merger Agreement also contained provisions limiting our ability to manage the Formation business during periods in which earnout consideration would be affected by the financial performance of the business. We determined in 2009 that it was critical for our future market positioning and growth prospects that the various businesses selling products and services to the aviation industry (including the Formation business) be merged into a single business unit under one EMS Aviation management structure. To enable the merger of the formerly separate operating units without limitations on management of the Formation business, we entered into an amendment to the Formation Merger Agreement with the Formation Stockholders. The amendment provided us with freedom from the Formation Merger Agreement’s limitations on management of the Formation business. In return, we agreed to make a final aggregate earnout payment of $6,750,000 to the Formation Stockholders during 2010 that would not require financial performance targets to be met by the Formation business during 2010. At the time of the amendment, the financial projections for Formation as a separate entity would have resulted in an earnout payment equal to or exceeding the $6,750,000 payment. As one of the Formation Stockholders, Mr. Evatt received his 8.25% allocated portion of this payment equal to $558,872. The amendment was reviewed with the Board of Directors prior to its execution.

AUDIT MATTERS

Audit Committee

The Audit Committee of the Board of Directors is responsible for providing independent oversight of our accounting and financial reporting functions and internal controls, as set out in its written Charter, which was last revised in October 2008. The Committee has considered its Charter, and has determined that the Charter is adequate for the purposes of providing the Committee with the responsibilities and authority appropriate for its role in our corporate governance structure and under applicable requirements of the SEC and The Nasdaq Stock Market, Inc. listing standards. This Committee’s Charter is available on our website, at www.ems-t.com, under the link for “Investor Relations.”

The Audit Committee currently comprises five members, each of whom was and is “independent” as defined by the Nasdaq listing standards. Mr. Buerger is Chairman of the Committee, and has been determined by the Board to be, by virtue of his professional training and experience, an “audit committee financial expert” within the meaning of the SEC’s regulations under the Sarbanes-Oxley Act of 2002. The Committee held seven formal meetings during the year, and its Chairman also regularly consulted during the year with the CEO, the CFO, the internal auditor, members of the internal accounting and financial staffs, and with the representatives of the independent registered public accounting firm.

The Audit Committee has furnished the following report on its activities:

Management is responsible for the Company’s accounting and financial reporting processes, including establishing and maintaining appropriate internal control over financial reporting and preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles. The Company’s independent registered public accounting firm, KPMG LLP, is responsible for performing an independent audit of the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States), and for issuing a report thereon. The Audit Committee has responsibility for monitoring and oversight as set out in our Charter. The Committee’s responsibility is to monitor and review the financial reporting and auditing processes. It is not our duty or responsibility to conduct auditing or accounting reviews or procedures. The Committee’s oversight includes review of financial materials and audit information provided by management or the auditors, and specific inquiry concerning matters that we identify as warranting additional investigation or consideration.

The Audit Committee has met with management and KPMG LLP to review and discuss the December 31, 2010 consolidated financial statements. The Audit Committee has also discussed with the independent registered public accounting firm the matters required by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended (Codified in AU Section 380), as adopted by Public Company Accounting Oversight Board in Rule 3200 T. The Audit Committee also received written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communication with the Audit Committee concerning independence.

Based upon the Audit Committee’s discussions with management and KPMG LLP, and the Audit Committee’s review of the representations and disclosures of management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission.

The Committee’s considerations and discussions with management and the independent registered public accounting firm have led us to conclude: that the Company’s financial statements are presented in conformity with U.S. generally accepted accounting principles; that the audit of our Company’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States); and that our Company’s independent registered public accounting firm is in fact “independent.” However, our oversight role, and our reviews, discussions and consideration, do not enable us either to guarantee that these conclusions are in fact correct, or to assure the non-existence of additional facts or other information that could cause us to reach a different conclusion as to any of these matters.

Submitted by the members of the Audit Committee:

Hermann Buerger (Chairman)
John R. Kreick
John B. Mowell(1)
Thomas W. O’Connell
Norman E. Thagard

(1)	Mr. Mowell joined the Committee in February 2011.

Annex II

June 12, 2011

The Board of Directors
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092

Members of the Board of Directors:

We understand that EMS Technologies, Inc., a Georgia corporation (“EMS”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among EMS, Honeywell International Inc., a Delaware corporation (“Honeywell”), and Egret Acquisition Corp., a wholly owned subsidiary of Honeywell (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of the common stock of EMS, par value $0.10 per share (the “EMS Common Stock”), at a purchase price of $33.00 per share in cash (the “Consideration”), and (ii) following consummation of the Tender Offer, Merger Sub will merge with and into EMS and each outstanding share of EMS Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of EMS Common Stock (other than Honeywell and any of its affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to EMS;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of EMS furnished to or discussed with us by the management of EMS, including certain financial forecasts relating to EMS prepared by the management of EMS (such forecasts, “EMS Management Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of EMS with members of senior management of EMS;

(iv)	reviewed the trading history for EMS Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation

One Bryant Park, 26th Floor, New York, NY 10036

The Board of Directors
EMS Technologies, Inc.

(v)	compared certain financial and stock market information of EMS with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)

considered the results of our efforts on behalf of EMS to solicit, at the direction of EMS, indications of interest and definitive proposals from third parties with respect to a possible acquisition of all or a portion of EMS;

(viii)	reviewed a draft, dated June 12, 2011, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of EMS that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the EMS Management Forecasts, we have been advised by EMS, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EMS as to the future financial performance of EMS. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EMS, nor have we made any physical inspection of the properties or assets of EMS. We have not evaluated the solvency or fair value of EMS or Honeywell under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of EMS, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on EMS or the contemplated benefits of the Transaction. We have also assumed, at the direction of EMS, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of EMS Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to EMS or in which EMS might engage or as to the underlying business decision of EMS to proceed with or effect the Transaction.

The Board of Directors
EMS Technologies, Inc.

In addition, we express no opinion or recommendation as to whether any shareholder should tender shares of EMS Common Stock in the Tender Offer or how any shareholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to EMS in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, EMS has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of EMS, Honeywell and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to EMS and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as (x) bookrunner or arranger for various debt offerings and leveraged loan syndications and (y) administrative agent for and lender under certain letters of credit and credit facilities for EMS and (ii) having provided or providing certain currency derivatives trading and treasury management products and services to EMS.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Honeywell and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as (x) book-running manager or arranger for various debt offerings and (y) lender under certain letters of credit and documentation agent for and lender in connection with a revolving credit facility for Honeywell and (ii) having provided or providing certain currency derivatives trading and treasury management products and services to Honeywell. In addition, certain of our affiliates maintain significant commercial (including vendor and/or customer) relationships with Honeywell and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of EMS (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

The Board of Directors
EMS Technologies, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of EMS Common Stock (other than Honeywell and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
 INCORPORATED